North Cove Crowdfunding SPV, LLC and North Cove Holdings, LLC

d/b/a The North Cove Leisure Club

A North Carolina limited liability company
210 Blue Ridge Dr. N.
Marion, N.C. 28752
https://www.thenorthcove.com/

Offering Memorandum

Dated October 19, 2022

Regulation Crowdfunding under the Securities Act of 1933

North Cove Holdings, LLC ("**North Cove**", the "**Company**", "**we**", "**us**", or "**our**"), a North Carolina limited liability company, is offering (the "**Offering**") up to $1,070,000 (the "**Maximum Offering Amount**") of Class C Units of the Company's membership interests (the "**Class C Units**") to investors ("**Investor(s)**", "**you**", or "**your**") in the Offering. North Cove is utilizing a crowdfunding vehicle, North Cove Crowdfunding SPV, LLC, a North Carolina limited liability company (the "**SPV Company**"), to own the Class C Units. Your investment will be made into the SPV Company, in which you will receive Units of SPV Company's membership interests (the "**Units**"). You will not own a direct ownership interest in the Company, but rather your ownership interest will be in the SPV Company. This Offering is exempt from registration pursuant to Section 4(a)(6) ("**Reg CF**") of the Securities Act of 1933, as amended (the "**Securities Act**"). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinitycapital.com/offers/PreviewOffers/MjgzMTY= (the "**Intermediary**").

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by the Company's Managers in their sole discretion. The SPV Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This Offering Memorandum will be provided to the SEC as part of the Company's Form C (the "**Form C**").

The Company and the SPV Company have certified that all of the following statements are true for the Company and the SPV Company in connection with this Offering:

1. Each of the Company and SPV Company is organized under, and subject to, the laws of a State or territory of the United States;
2. Each of the Company and SPV Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
3. Each of the Company and SPV Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), or excluded from the

1

definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4. Each of the Company and SPV Company is not ineligible to offer or sell securities in reliance on Reg CF as a result of disqualification as specified in § 227.503(a);

5. To the extent required, each of the Company and SPV Company has filed with the Securities and Exchange Commission ("**SEC**"), and provided to Investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6. Each of the Company and SPV Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7. Each of the Company and SPV Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg CF.

Investor Perks

To encourage participation in the Offering, the Company is providing a specific perk for the first 50 investors who contribute $10,000 or more: the investor and one guest will receive a private tour of the North Cove Leisure Club with the North Cove founders. The Company is of the opinion that this perk does not alter the sales price or cost basis of the Units in this Offering. Instead, this perk is promotional and/or experiential in nature as a "thank you" to certain investors that help the Company achieve its mission.

In addition to the foregoing, the Company is encouraging participation in the Offering by allowing Select Investors (as defined herein) to purchase the Units at a discount. In particular, the Company is providing Early Investors 1 a thirty percent (30%) discount, Early Investors 2 a ten percent (10%) discount, and Large Investors a thirty percent (30%) discount. This perk will alter the sales price of the Units in this Offering, and as a result, certain investors may pay a different price from other investors in this Offering.

INVESTMENTS IN CROWDFUNDING INVOLVE A SUBSTANTIAL RISK ON THE PART OF INVESTORS. NO INVESTOR SHOULD INVEST IN THIS OFFERING UNLESS HE OR SHE CAN AFFORD TO LOSE THE ENTIRE AMOUNT OF SUCH INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES ARE OFFERED UNDER REG CF, WHICH PROVIDES AN EXEMPTION TO REGISTRATION. HOWEVER, NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. FURTHER, NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR PASSES UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THIS DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO THE SPV COMPANY AND THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS ARE BASED ON THE BELIEFS AND INFORMATION OF THE COMPANY'S MANAGERS. THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY", "WILL", "SHOULD", "EXPECT", "ANTICIPATE", "PROJECT", "TARGET", "ESTIMATE", "INTEND", "CONTINUE" OR "BELIEVE".

INVESTORS ARE CAUTIONED NOT TO PLACE AN UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THESE STATEMENTS ARE UNCERTAIN AND CHANGES IN CIRCUMSTANCES COULD MAKE THE COMPANY'S PLANS DIFFICULT OR IMPOSSIBLE TO ACHIEVE. NO REPRESENTATION IS MADE THAT THE COMPANY WILL OR IS LIKELY TO ACHIEVE ITS OBJECTIVES OR THAT ANY INVESTOR WILL OR IS LIKELY TO ACHIEVE RESULTS COMPARABLE TO THOSE SHOWN OR WILL MAKE ANY PROFIT AT ALL OR WILL BE ABLE TO AVOID INCURRING SUBSTANTIAL LOSSES. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. SEE THE SECTION OF THIS OFFERING MEMORANDUM TITLED "RISK FACTORS" FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED IN THIS OFFERING.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO THE SPV COMPANY'S OPERATING AGREEMENT AND RULE 501 OF REG CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING MEMORANDUM AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

Table of Contents

EXHIBIT A – SPV COMPANY'S OPERATING AGREEMENT
EXHIBIT B – COMPANY'S OPERATING AGREEMENT
EXHIBIT C – OFFERING PAGE COPY
EXHIBIT D – FINANCIAL STATEMENTS
EXHIBIT E – SUBSCRIPTION AGREEMENT
EXHIBIT F – COUNTERPART EXECUTION PAGE TO THE SPV COMPANY'S OPERATING
AGREEMENT

OVERVIEW

The SPV Company will use the funds raised in this Offering to invest in the Company to further its growth. The Company operates the North Cove Leisure Club, which consists of 157 acres of Appalachian land in rural McDowell County, North Carolina. Nestled against Pisgah National Forest and the Blue Ridge Parkway, North Cove Leisure Club strives to be a hub of a major tourist corridor. This property, which was previously a golf course, is dedicated to celebrating nature, outdoor leisure, and recreation. North Cove Leisure Club currently consists of two disc golf courses and a restaurant. As explained below, the Company plans on using funds raised as a result of this Offering to, among other things, expand its operations by providing additional services and products.

THE OFFERING

The Offering

The SPV Company is offering a minimum amount of $100,000 (the "***Target Offering Amount***") and up to a maximum amount of $1,070,000 (the "***Maximum Offering Amount***") of Units on a best-efforts basis as described in this Form C (this "***Offering***"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2022 (the "***Offering Deadline***"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Units are referred to herein as "Investors" or "you".

Minimum Amount of Units Offered	10,000
Maximum Amount of Securities Offered	139,100 (including the maximum Bonus Units that could be issued to Select Investors)[+]
Total Units* Outstanding after Offering if Maximum Offering Amount is met	139,100 (including the maximum Bonus Units that could be issued to Select Investors)[+]
Maximum Dollar Amount of Units being Offered	$1,070,000
Purchase Price per Unit	$7, $9 or $10 per Unit, depending on whether an investor is a Select Investor[+]
Offering Deadline	December 31, 2022
Use of Proceeds	See description below on page 9.
Voting Rights	See description below on page 14.

* The SPV Company has only one class of Units, which will invest in the Company's Class C Units. As indicated in the Capitalization Table section of this Offering Memorandum, the Company has other classes of Units.

[+] The Company will offer Bonus Units to Select Investors participating in the Offering, and as a result, the actual maximum number of Unites being offered may be less than 139,100. The Company is unable to predict the number of investors who will be eligible for Bonus Units, and for illustration purposes, the Company assumes that every investor will purchase Units in the amount or time that will allow them to receive the maximum Bonus Units.

At the closing of the Offering, the SPV Company shall pay to the Intermediary a fee consisting of 6% of the amount raised from Investors. Additionally, each Investor will be required to pay the Intermediary a fee consisting of 1% of their invested amount (maximum of $250 per investment).

	Price to Investors	Service Fees and Commission to Intermediary (1) (2)	Net Proceeds
Minimum Individual Purchase	$300	$18	$282
Aggregate Maximum Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Units sold in this Offering.

(3) Above the Minimum Individual Purchase, investments will accepted in no less than $100 increments.

The price of the Units was determined arbitrarily; does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value; and should not be considered indicative of the actual value of the Units. The minimum amount that an Investor may invest in the Offering is $300, and the maximum amount that an Investor may invest in the Offering is subject to the cap imposed by Reg CF. Further, each investor must invest in the Offering in $100 increments.

In order to purchase the Units, you must make a commitment to purchase by completing the subscription process hosted by Vicinity, LLC (the "***Intermediary***"), which includes compliance with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. Investor funds will be held in escrow with North Capital Private Securities until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the SPV Company designates pursuant to Reg CF, using the cancellation mechanism provided by the Intermediary.

The Company is offering those investors who invest early, or a significant amount, a discount to the Offering price. The Company is allowing investors who invest $100,000 (each a "***Large Investor***") or more to purchase Units at a thirty percent (30%) discount that have their Subscription Agreement received by November 30, 2022. For any investor who is not a Large Investor, the Company is allowing investors that have their Subscription Agreement received no later than October 31, 2022 (each an "***Early Investor 1***") to purchase the Units at a thirty percent (30%) discount. For any investor who is not a Large Investor or Early Investor 1, the Company is allowing investors that have their Subscription Agreement received between November 1 and November 30, 2022 (each an "***Early Investor 2***") to purchase the Units at a ten percent (10%) discount. For the avoidance of doubt, no investor is eligible to cumulate the forgoing discounts, which means, for example, an investor whose Subscription Agreement is for $100,000 or more and is received by the Company prior to October 31, 2022 may not receive a total discount of sixty percent (60%) by combining the perks the Company offers for investing early and a significant amount. Thus, any Early Investor 1, Early Investor 2 or Large Investor (collectively, the "***Select Investors***") will be eligible to purchase Units at a discounted price compared to other investors. The discounted Offering price will be accomplished by the Company issuing a number of additional Units (the "***Bonus Units***") to the Select Investors in corresponding amounts to the discount mentioned above. In connection with the Company issuing Bonus Units, the Managers will return to the Company an equal number of Class A Units.

Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. The SPV Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the SPV Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early, provided (i) the expedited Offering Deadline must be 21 days from the time the Offering was opened; (ii) the Intermediary must provide at least 5 business days' notice prior to the expedited Offering Deadline to the Investors; and (iii) the SPV Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Units

The Units will be uncertificated. The Units are created under and governed by the SPV Company's Operating Agreement. Investors will have the rights provided to holders of the Company's Class C Units. The Units bear a one-to-one relationship with the Company's Class C Units. We request that you please review this Form C, the SPV Company's Operating Agreement attached as <u>Exhibit A</u>, and the Company's Operating Agreement attached as <u>Exhibit B</u>.

Subscription Agreement and Counterpart to SPV Company's Operating Agreement

All Investors desiring to invest will need to complete the Subscription Agreement, attached as <u>Exhibit E</u>, and a counterpart signature page to the SPV Company's Operating Agreement, attached as <u>Exhibit F</u>. Subscription Agreements are not binding on the SPV Company until accepted by the SPV Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the SPV Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

<u>Ongoing Reporting</u>

The SPV Company will file a report electronically with the SEC annually after the first sale of the Units and will post the report on its website, available at www.thenorthcove.com, no later than 120 days after the end of the SPV Company's fiscal year.

The SPV Company intends to continue its ongoing reports until:
1. the SPV Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the SPV Company has filed at least three annual reports pursuant to Reg CF and has total assets that do not exceed $10,000,000;
3. the SPV Company has filed at least one annual report pursuant to Reg CF and has fewer than 300 holders of record;
4. the SPV Company or another party repurchases all of the Units in reliance on Reg CF, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the SPV Company liquidates or dissolves its business in accordance with state law.

<u>Updates</u>

The information contained in the Form C is accurate to the best of the SPV Company's and the Company's knowledge as of the date it was filed; however, circumstances may have changed since the filing of Form C. The SPV Company and the Company do not expect to update or amend its Form C or revise other materials supplied herewith. Notwithstanding the SPV Company's expectation, any updates

on this Offering may be found at
https://marketplace.vicinitycapital.com/offers/PreviewOffers/MjgzMTY=.

If any material change regarding the Offering occurs prior to the current Offering Deadline, the SPV Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within 5 business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the SPV Company upon the closing of the Offering and the Investor will receive the Units in exchange for their investment.

Offering Process and Terms

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The Intermediary will notify Investors when the Maximum Offering Amount has been met.

If the SPV Company reaches the Maximum Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the SPV Company upon closing of the Offering and the Investor will receive securities in exchange for their investment.

BUSINESS, USE OF PROCEEDS, AND FINANCIAL INFORMATION

This Section provides an overview of the Company's Business, Use of Proceeds, and Financial Information.

Business

Business Plan

The SPV Company will invest all proceeds of the Offering into the Company. The Company will use the proceeds to operate and expand the North Cove Leisure Club, which consists of 157 acres of Appalachian land in rural McDowell County, North Carolina. This property, which was previously a golf course, is dedicated to celebrating nature, outdoor leisure, and recreation. The Company currently operates two disc golf courses on the property as well as the only restaurant/bar within a 20 minute drive and plans to create additional opportunities for hiking, biking, dining, weddings, short term rentals, and music venue with capacity to fit 3,000+ patrons. The restaurant intends to focus on local cuisine and craft beer. The Company hopes to attract visitors by offering opportunities to play world-class disc golf, relax along the riverbank, walk or bike along the pathways, eat delicious food, drink local craft beer, or catch one of their favorite artists in the outdoor amphitheater. The Company plans to further redevelop the property to foster use by local and regional populations. A detailed copy of the Company's business plan is attached as Exhibit C. In order for the Company to execute its business plan, it will need to refinance its existing debt and borrow an additional amount (currently, estimated to be approximately between $423,000 for our Minimum Raise of $100,000 in equity and $844,200 for the Company's Maximum Raise of $1,070,000). It also plans to leverage subsequent refinance events with more debt balanced with any profits (if any) to add assets such as short term rentals. As described below, we intend to use the proceeds from this Offering and additional borrowed funds to expand our services and offerings. The use of funds from this campaign will be administered in a tiered approach.

In the first tier of funds (currently estimated to be $100,000 of equity ($523,000 total with additional debt)), we plan to keep & hire key employees through March 2023, supplement our mortgage payment & utilities through March 2023, develop a music venue, and improve wedding venue operations as well as pay for what we consider the "Augusta" of disc golf. These funds are intended to improve our restaurant and bar upfit and add to the number of leased golf carts so that we can, in turn, rent them to disc golfers and wedding parties. We are hopeful that these steps will solidify our current operations and boost cash flow. This $100,000 also includes $6,000 which is paid directly to Vicinity for their services.

The second tier of funds (currently estimated to be $215,000 of equity ($687,000 total with additional debt)) are intended to help us add up to 40 glamping units including a shower and bath house and pay a hospitality manager. Part of these funds are intended to purchase an adjacent 148 acres, but we do not currently have the property under contract. If we are successful in acquiring that property, in addition to providing the rest of the space we need to place all 40 glamping units, we intend to develop it into hiking and mountain biking trails in the future (See Tier 4). McDowell County has an 87% occupancy rate of campground facilities, and 64% for our initial Year 1 targeted glamping units, and we believe North Cove will be at or above those occupancy rates. These intended funds also include $50,000 for the music venue assumed to be paid out of the equity raised instead of assuming debt coverage for this amount as was assumed in the first tier of funds. This is to help accelerate the development of the music venue versus any risks associated with waiting to pay for this out of debt capital. We are hopeful that these steps will solidify our current operations and boost cash flow.

The third tier of funds (currently estimated to be $436,000 of equity (no additional debt)) are intended to make facility improvements which we believe attract additional visitors by providing amenities requested such as additional bathrooms, more outdoor seating, and expanding the bar as well as the team to serve our clients. These funds are intended to renovate the façade of our pro shop, restaurant, and bar and develop an outdoor bar and game area. . We plan on creating a new website for The North Cove Leisure Club and executing a marketing campaign across all media platforms to promote all the current and future activities at the North Cove. The Managers believe that these upfits should increase the attractiveness of weddings at the North Cove Leisure Club and will be essential in building a disc golf facility capable of hosting the biggest tournaments in the world. New decks and outdoor covered space should allow us to attract corporate sponsors and sell VIP tickets at future events.

In the final tier, the Managers intend to use funds (currently estimated to be $260,800 of equity ($285,000 total with additional debt)) to develop mountain biking trails, purchase shuttles, and build 4 pickle ball courts. We plan to develop mountain bike trails as a way to diversify our clientele, as we strive to not only be seen as a premier disc golf destination, but also a "must visit" outdoor recreation facility in Western North Carolina. We view pickle ball, which is the only sport growing faster in America than disc golf, as another revenue stream.

If we are successful in our capital raise and the execution of the above-described phases, the North Cove Leisure Club intends to offer the following services and products to the public:

- Disc golf courses. The existing disc golf courses provide the Company with three main sources of revenue through its disc golf course: greens fees, membership fees, and pro shop purchases.
- Restaurant & bar. The existing restaurant and bar provide the Company with two main sources of revenue through food and alcohol sales.

- Wedding venue. The first wedding on the property is scheduled for November 2022. We plan to allow people to reserve part of the venue for wedding events and are building out additional venue space as we see this as a key area of revenue for the Company.
- Short Term Rentals & Tent Camping. We intend to add glamping units to the property which are intended to provide a primary source of revenue for the Company.
- Concert venue. We are hoping to host concerts beginning in Summer of 2023 and are working with a group of experience festival planners to implement this plan.
- Mountain bike shuttle. We intend to operate a mountain bike shuttle after developing the mountain bike trails.
- Pickle ball. We plan on having four pickle ball courts and charging for use.

In the event that the Company only raises the minimum amount or less than the target offering amount, the Company will not be able to complete all of its planned tiers and will go forward on the initial tiers, unless the Company is successful in finding financing source elsewhere, such as through debt or other capital raises. The Company still plans on completing the project in tiers and the amount raised (combined with the Company's ability to obtain debt) will impact how much the Company can complete.

Additionally, if the Company is unable to refinance the existing debt and borrow an additional amount (currently, estimated to be approximately $844,200 for this financing round), the Company may seek to raise additional capital, withhold distributions to create a capital fund, or not complete all of its phases (including the final tiers).

Competition

The Company competes in the outdoor recreation market in Western North Carolina. There are countless outdoor recreation competitors in the marketplace, many of which, such as hiking trails, disc golf, and mountain biking, can be found in the region at no cost to users. The North Cove Leisure Club intends to differentiate itself by combining all of the activities into a single site and by striving to provide a better product.

Customer Base

Our customer base should be wide and diverse, including members of the local community, people within a two-hour radius who may be willing to drive for disc golf and other outdoor amenities, and tourists to Western North Carolina and the Blue Ridge Parkway.

Intellectual Property

The Company currently owns no registered patents or trademarks.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Use of Net Proceeds

The Company plans on using the funds from this Offering and additional debt (currently, estimated to be approximately $844,200) to complete the following phases to grow the North Cove Leisure Club. The Company plans and estimates that its use of the net proceeds of the Offering and the additional borrowed funds will be as follows, subject to adjustment by the Managers in their sole discretion:

If the Minimum Raise of $100,000 of equity is achieved:

Weddings, Events & Outdoor Activities			
Commercial Loan Payments, Team, Sales & Marketing	Equity	Debt	Total
Music Venue	$0	$75,000	
Working Capital - Runway -Land mortgage payment -Staff Payroll & Utilities	$25,000	$125,000	
Operators Salaries	$10,000	$50,000	
Marketing	$0	$30,000	
	$35,000	$280,000	$315,000
Wedding Venue Improvement			
Wedding Venue Improvements	$20,000	$5,000	
Wedding Venue Furnishings	$0	$40,000	
Furnish Restaurant	$0	$30,000	
Infrared Heaters for Restaurant	$0	$20,000	
Year 1 Golf Cart Lease for Disc Golf & Weddings	$0	$22,000	
	$20,000	$117,000	$137,000
"Augusta National of Disc Golf"			
Finish Developing "Augusta National of DG"	$39,000	$26,000	
Vicinity Fee if Minimum Raise Achieved	$6,000		
	$45,000	$26,000	$71,000
	$100,000	$423,000	$523,000
equity/debt		19.12%	

If the Maximum Raise of $1,070,000 of equity is achieved:

Weddings, Events & Outdoor Activities	Equity	Debt	Total
Commercial Loan Payments, Team, Sales & Marketing			
Music Venue	$50,000	$25,000	
Working Capital - Runway -Land mortgage payment -Staff Payroll & Utilities	$25,000	$125,000	
Operators Salaries	$10,000	$50,000	
Marketing	$0	$30,000	
	$85,000	$230,000	$315,000
Wedding Venue Improvement			
Wedding Venue Improvements	$20,000	$5,000	
Wedding Venue Furnishings	$0	$40,000	
Furnish Restaurant	$0	$30,000	
Infrared Heaters for Restaurant	$0	$20,000	

Year 1 Golf Cart Lease for Disc Golf & Weddings	$0	$22,000	
	$20,000	**$117,000**	**$137,000**
"Augusta National of Disc Golf"			
Finish Developing "Augusta National of DG"	$39,000	$26,000	
	$39,000	**$26,000**	**$65,000**
	$144,000	**$373,000**	**$517,000**
Short Term Rentals			
Land Acquisition			
Acquisition of 148 acres (possible conservation play)	$75,000	$150,000	
	$75,000	**$150,000**	**$225,000**
Glamping			
Buy 1 Acre Lot w/ well and septic	$10,000	$40,000	
40x Glamping Units	$50,000	$170,000	
Bathrooms	$10,000	$25,000	
Water and Electric	$10,000	$22,000	
Contingency	$10,000	$40,000	
	$90,000	**$297,000**	**$387,000**
	$165,000	**$447,000**	**$612,000**
	$215,000	**$472,000**	**$687,000**
Team & Facility Improvements			
Facility Improvements			
Shipping Container Bar	$25,000	$0	
Bathrooms	$10,000	$0	
Website Improvements	$30,000	$0	
More Outdoor Seating and Games	$15,000	$0	
Front and Side Coverings	$35,000	$0	
Finish Asphalt Work	$30,000	$0	
Rebuild & Extend Deck	$50,000	$0	
Contingency	$35,000	$0	
Additional & Team Payroll Buffer March through June 2023	$206,000	$0	
	$0	$0	
	$436,000	**$0**	**$436,000**
	$436,000	**$0**	**$436,000**
Adding Amenities e.g. Mountain Biking &			

Pickle Ball			
Mountain Biking & Pickle Ball			
4 miles of trails	$75,800	$24,200	
4 Pickle Ball Courts	$160,000	$0	
Shuttle Buses	$25,000	$0	
Vicinity Fee if Maximum Raise is Achieved	$64,200		
	$325,000	**$24,200**	**$349,200**
	$1,070,000	**$844,200**	**$1,914,200**
	equity/debt	55.90%	

The allocation of the use of proceeds among the categories of anticipated expenditures represents the Managers' best estimates based on the current status of the Company's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions or the completion of less than the total Offering, may cause the Company to modify the above-described allocation of proceeds. The Company's use of proceeds may vary significantly in the event any of the Company's assumptions prove inaccurate. The Managers reserve the right to change the allocation of proceeds from the Offering as unanticipated events or opportunities arise.

<u>Financial Disclosures</u>

The reviewed financial statements of the Company are attached as <u>Exhibit D</u>. There have been no material changes to the financial operations of the Company since December 31, 2021, the date of the financial statements.

Operations

The Company was formed in North Carolina on December 2, 2021. Prior to the formation of the Company, the North Cove Leisure Club consisted of two separate North Carolina limited liability companies that were taxed as partnerships: North Cove Entertainment, LLC ("***North Cove Entertainment***") and North Cove Properties, LLC ("***North Cove Properties***").   The consolidation under the newly-formed Company was intended to simplify the corporate structure. North Cove Entertainment operates the business operations of the North Cove Leisure Club. North Cove Properties owns the real estate and leases it to North Cove Entertainment.

North Cove Entertainment opened its disc golf courses and pro shop to the public on May 21, 2021. The pro shop sells a variety of goods relating to disc golf (such as discs, bags, water bottles, towels, etc.) and snacks and drinks. Most pro shop sales come from disc golf accessories. North Cove Properties has historically had no revenues, as it leased the property constituting the North Cove Leisure Club to North Cove Entertainment under a lease that charges $0 per month. North Cove Properties intends to enter into a market lease with North Cove Entertainment.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of August 31, 2022, the Company has an aggregate of $18,138.82 in cash and cash equivalents.

Debt

As of August 31, 2022, the Company has borrowed money in the amount of $1,136,200 under five different promissory notes and one more as of September 30, 2022 for $10,000. As of August 31, 2022, the outstanding balance on the debt is $1,102,238.66. The notes are secured by the real property of North Cove Properties and the assets of North Cove Entertainment. As noted in other sections of this Offering Memorandum, in order to execute all of the Phases of the development, the Company will need to borrow additional funds, which the Managers presently expect to be in the amount of $844,200 .

Included in the above, as of August 31, 2022, the Company has borrowed money in the amount of $54,000 as a line of credit from Emerson Naturals LLC which is controlled by the Managers of the Company. The outstanding balance of this line of credit is $54,000.

The Managers may lend money to the Company from time to time with terms consistent with what can be acquired in an open market.

Liquidity and Capital Resources

The Managers believe that the Company has enough cash on hand to continue its operations as presently conducted. However, in order for the Company to expand its operations and complete its business plan, it will need to raise the entire amount of capital from this Offering and to refinance its current debt to obtain additional capital (currently, estimated to be approximately $844,200). If the Company is unable to refinance its current debt, then the Company may need to conduct an additional offering to raise capital to complete its planned expansion or to forgo certain parts of that expansion.

The proceeds from the Offering are essential to our expansion. We plan to use the proceeds as set forth above under the section titled "Use of Net Proceeds."

Capital Expenditures and Other Obligations

The Company intends to make capital expenditures to further develop the North Cove Leisure Club as described under the Business and Use of Proceeds section of this Offering Memorandum. As described in those sections, the Company intends to implement a tiered approach to the development of additional revenue sources. For the Company to complete its planned development, the Managers currently expect that it will need $1,914,200.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; rather, the Units are priced arbitrarily. The real property was appraised on January 28, 2021 by Frank Dean & Associates with a value of $1,333,700. A copy of the appraisal is available on request. The Company has not updated the appraisal or had the Company's business operations appraised. Since the appraisal was completed, the restaurant/bar has become operational and the land covenants have been lifted to allow the land to be used

for the uses stated throughout this Offering Memorandum, including short term rentals, music venue, wedding venue, and more.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE COMPANY'S STRUCTURE AND MANAGEMENT

Company Structure

The SPV Company is a newly-formed limited liability company that was formed for the purposes of owning the Company's Class C Units. The Company is a newly-formed limited liability company that was formed for the purposes of owning North Cove Entertainment, LLC ("***North Cove Entertainment***") and North Cove Properties, LLC ("***North Cove Properties***"). Historically, North Cove Entertainment and North Cove Properties were owned equally by Kyle Sims and Luke Peniston. Prior to this Offering, Kyle Sims and Luke Peniston contributed their membership interests in these entities to the Company in exchange for Class A Units. Collectively, North Cove Holdings, North Cove Entertainment, and North Cove Properties are referred to herein as the "***North Cove Leisure Club***." The Company has structured its operations in this fashion to separate the real estate from the operations. North Cove Properties owns the real estate that comprises the North Cove Leisure Club. North Cove Entertainment owns the entertainment operations of the North Cove Leisure Club. North Cove Entertainment leases the property from North Cove Properties. An investment in the Company allows Investors to indirectly own both assets. A diagram of the structure is as follows:


Investors
North Cove Crowdfunding SPV, LLC
North Carolina LLC
taxed as a partnership
Class A
Unitholders
Class B
Unitholders
Class C
Unitholders
North Cove Holdings, LLC
North Carolina LLC
taxed as a partnership

North Cove Entertainment, LLC	North Cove Properties, LLC
North Carolina LLC	North Carolina LLC
Disregarded entity for tax purposes	Disregarded entity for tax purposes

North Cove Holdings, LLC serves as the Manager of both North Cove Entertainment and North Cove Properties and presently owns 100% of the membership interests in both companies. An investment in the SPV Company will be directly governed by the SPV Company's Operating Agreement and indirectly governed by the Company's Operating Agreement. Prospective investors should review both of those Operating Agreements. Units in the SPV Company have a one-to-one relationship between the number, denomination, type and rights of the Company's Class C Units to ensure there is no material difference in rights between investing in the SPV Company and investing directly in the Class C Units of the Company.

Capitalization and Previous Securities Offerings, Principal Security Holders

The SPV Company has one class of Units that represent, on a one-for-one basis, the Class C Units of the Company. The Company has three classes of Units: Class A Units, Class B Units, and Class C Units. Set forth below is a brief description of the different Unit Classes assuming the Company is successful in raising $1,070,000 in this Offering (our "*2022 Reg CF Round*") and issuing the maximum number of Bonus Units to Select Investors:

Description	Class A Units	Class B Units	Class C Units
Who owns them?	Kyle Sims and Luke Peniston (the "Founders")	Service Providers	The SPV Company, which is owned by Investors in this Offering, and Vicinity, LLC.
Was capital required to be contributed?	The Founders contributed the membership interests in North Cove Entertainment and North Cove Properties for Class A Units.	No. These are issued based on services to be provided.	Yes. Investors are required to contribute capital.
Number outstanding if the Company raises Maximum Offering Amount under this Offering	395,900	76,238	141,240
Voting Rights	Class A Units entitle the holders to voting rights, including voting rights that holders of other classes of	Nonvoting	Nonvoting.

	units do not have.		
Right to Vote on Managers of the Company	Yes.	No.	No.
Subject to Dilution	Yes.	Yes.	Yes.
Transfer Restrictions	These Units cannot be transferred under the Company's Operating Agreement without consent of the Managers.	These Units cannot be transferred under the Company's Operating Agreement without consent of the Managers.	These Units cannot be transferred under the Company's Operating Agreement without consent of the Managers. The SPV Company's Operating Agreement contains similar restrictions. As described below, Reg CF further restricts the transferability of Units for one year after the purchase.
Voting Rights on a Sale Transaction (such as an asset sale, stock sale, or merger)	No.	No.	No.
Voting Right to cause Company to Liquidate	The Managers and a majority in interest of the Class A Unitholders can cause the Company to liquidate.	No.	No.
Drag Right	Yes, if the Class A Unitholders propose to sell more than 50% of their Class A Units, they have the right to compel all Unitholders to sell their Units.	No.	No.
Preemptive Rights	No.	No.	No.
Information Rights	Only if the holder owns at least 2% of the outstanding Units, and even then, the Managers have the right to keep certain business information confidential.	Only if the holder owns at least 2% of the outstanding Units, and even then, the Managers have the right to keep certain business information confidential.	Only if the holder owns at least 2% of the outstanding Units, and even then, the Managers have the right to keep certain business information confidential.
Repurchase Rights by the Company	No.	No.	Yes.

On any action that does not explicitly require the approval of the Class A or Class C Unitholders, the Managers have the complete and sole discretion to undertake such action without a vote of the Investors or any other owner. For a complete description of the Units and the voting rights, please review the Company's Operating Agreement, attached as Exhibit B.

Following is the capitalization table of the Company assuming the Company is successful in raising $1,070,000 in this Offering (our "*2022 Reg CF Round*"), and issuing the maximum number of Bonus Units to Select Investors:

North Cove - Capitalization Table Summary							
After 2022 Reg CF Investment (this assumes a full raise in the Reg CF Round)							
Name:	Initial + New Capital Contributions	Class A Units (Voting)	Class B Units (Incentive Units "Profits Interest")	Class C Units (Nonvoting investors)	% of Class A (Voting)	% of Class B (Profits Interest)	% of Class C (Nonvoting)
Kyle Sims	$ 2,140,000.00	197,950	0	0	50.000%	0.000%	0.000%
Luke Peniston	$ 2,140,000.00	197,950	0	0	50.000%	0.000%	0.000%
LiveVested, LLC	$ 0	0	13,238	0	0.000%	17.364%	0.000%
North Cove Crowdfunding SPV, LLC	$ 1,070,000.00	0	0	139,100	0.000%	0.000%	98.485%
Various Company Employees	$ 0	0	63,000	0	0.000%	82.636%	0.000%
Vicinity, LLC	$ 21,400.00	0	0	2,140	0.000%	0.000%	1.515%
	$ 5,371,400.00	395,900	76,238	141,240	100.000%	100.000%	100.000%

If we are unsuccessful in raising the full amount in this Offering, then the Units issued to North Cove Crowdfunding SPV, LLC and Vicinity, LLC will be reduced accordingly. Also, any Bonus Units not issued will increase the number of units showing for Kyle Sims and Luke Peniston accordingly.

Because Kyle Sims and Luke Peniston are the Managers and own all of the Class A Units, they control the Company. Investors will have no right to manage or govern the Company or its operations. The Company is the sole manager of the SPV Company. Although investors have voting rights in the SPV Company, because the SPV Company does not have voting rights in the Company, investors will not be able to vote on Company matters.

Additional Offerings of Securities

On January 12, 2022, LiveVested, LLC, doing business as Incolo ("*Incolo*"), entered into a "Launch—Investability Advisory & Consultancy Agreement" with the Company under which Incolo agreed to provide advisory and consulting services to the Company (the "Consulting Agreement").

Incolo is a consultant who educates founders end to end on preparing for and growing through a broad-based group of brand advocates which also may include assisting founders in preparing their business for a successful crowd-based fundraising round as well as helping founders identify & mobilize people who can help grow their businesses towards a successful exit. Pursuant to the Consulting Agreement, the Company agreed to pay $10,000 and issue Units to Incolo based on a two-year vesting schedule. The Class B Units issued to Incolo were issued on April 11, 2022. Incolo paid no cash for the Class B Units. The Company relied upon Rule 4(a)(2) as the offering exemption.

The Company has authorized the issuance of 63,000 Class B Units pursuant to the Company's profits interest plan that will be issued to the Company's existing or new team members to incentivize such persons to help grow the Company. As of the date of this Offering Memorandum, none of these Class B Units have been issued; however, the Company expects 63,000 of these Units to be issued and outstanding upon completion of the Offering.

Promissory Notes Outstanding; Material Contractual Obligations:

The Company currently has the following outstanding debts:

Lender	Face Amount of Debt	Outstanding Balance as of August 31, 2022	Interest Rate	Issue Date	Maturity Date	Payment Terms	Security for Debt?
Natural Capital Investment Fund	$370,000	$370,000	7%	2/25/2021	3/01/2031	Interest only payments for two years, interest and principal payments for 107 months, and then a balloon payment at the maturity date.	Real estate and assets of North Cove Entertainment
Natural Capital Investment Fund	$331,000	$331,000	7%	2/25/2021	3/01/2031	Interest only payments for two years, interest and principal payments for 107 months, and then a balloon payment at the maturity date.	Real estate and assets of North Cove Entertainment
Kelechi Enterprises	$300,000	$266,038.66	5%	2/19/2021	4/01/2026	60 consecutive monthly payments with a final balloon payment	Real estate
Partner Capital	$81,200	$81,200	4%	3/7/2022	4/1/2027	No payments for one year and then 48 monthly payments with	Working Capital

						final balloon payment	
Loan from Emerson Naturals LLC	$54,000	$54,000	4%	6/3/2022	6/2/2024	Interest free and no payments for one year and then paid as cash is available	Working Capital
Quickbooks Loan	$10,000	$9,285.93 (as of 10/14/22)	32%	9/29/2022	3/29/23	6 months, paid monthly	Working Capital
Total	$1,146,200	$1,111,524.59					

In order to execute the Company's business plan, the Company will need to incur additional debt. The Company may from time to time enter into arrangements for debt or other financial instruments that are paid back from revenue splits related to particular operations. The Managers currently expect the additional debt to be in the amount of $844,200 for this current financing round.

North Cove Entertainment entered into a memorandum of understanding ("*MOU*") with Innova Disc Golf for the two parties to develop and bring events to the property for three years. North Cove Entertainment will provide $50,000 upfront payment for the development and 33% of greens fees for a period of three years. In return, Innova Disc Golf will provide marketing and relationships with disc golf entities, and will run events.

Management, Officers, and Employees

Managers

The Managers of the Company have almost complete control over the operations of the Company and, thus, North Cove Entertainment and North Cove Properties. There are very limited situations in which the members of the Company could remove the Managers; however, the current Managers of the Company have sufficient voting power to block any such removal. There are currently no officers of the Company. Luke Peniston and Kyle Sims currently receive salaries from the Company. Luke Peniston and Kyle Sims have other careers that they are currently performing duties for in addition to the North Cove Leisure Club.

Luke Peniston – Manager. Luke Peniston has lived in Asheville, NC since 2006. He worked as a Technical Manager for 7 years for a large wholesale distributor with over 100 employees. In this role, he oversaw eCommerce, search engine and social media marketing, and the implementation/management of all company platforms. In 2015, Luke became an entrepreneur for the first time by starting C Merchant Consulting where he served as CTO. His responsibilities included marketing and all technical processes and solutions. C Merchant Consulting has been consistently profitable through the present.

Luke started his second business, Emerson Naturals, in 2016 with Kyle Sims. Again, he used his skill in tech and marketing, but also expanded his role to sales. Kyle and Luke were able to develop the business successfully from inception to seven figures of sales and consistent year over year growth. Under Emerson Naturals, they started the brand Darling Hemp in 2019. They invested $600k into the project for product development, branding, packaging, and inventory. By the end of 2020, the initial investment had been completely recouped and the company was earning a profit. The brand continues to be nationally recognized and is distributed to stores nationwide.

Luke and Kyle started their second business, North Cove Leisure Club in 2021. They purchased a 157-acre golf course nestled between the Pisgah National Forest and the Linville Gorge Wilderness Area in McDowell County, North Carolina. They partnered with Innova, the largest brand in disc golf to build two premier disc golf courses to become the "Augusta National" of disc golf. They also diversified their revenue streams by building out a restaurant and bar, developing wedding venue, and opening a pro shop on the property.

Kyle Sims – Manager. Kyle Sims has resided in Western North Carolina for the past twenty years. After graduating with a degree in Business Management from Appalachian State University in Boone, North Carolina, he pursued a graduate degree from Appalachian State University with the goal of becoming an entrepreneur. He graduated the program with honors while receiving an M.B.A. in Sustainable Business. Two months later, Kyle achieved his goal and raised funding to purchase Happy Mountain Foods, which manufactured and distributed whole food energy bars to major grocers such as Whole Foods and Earthfare across the Southeastern United States. In this role, Kyle oversaw and gained extensive knowledge in numerous aspects of running a business, including sales, operations management, and bookkeeping. After 3 years, Kyle sold his ownership stake to his business partner and moved to Asheville, North Carolina to pursue other business opportunities. Six months after moving to Asheville, Kyle met Luke Peniston and formed the company Emerson Naturals. Their joint backgrounds are described in Luke's biography.

Employees

As of the date of this Offering Memorandum, the North Cove Leisure Club has 7 employees.

Transactions with Related Persons and Conflicts of Interest

From time to time the Company may engage in transactions with related persons. "Related persons" are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company and the SPV Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party where the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on Reg CF during the preceding 12-month period, including the Target Offering Amount of this Offering, in which any of the following persons had or is to have a direct or indirect material interest: (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company entered into a consulting arrangement with Incolo and William McGuire. In his role as a consultant, William McGuire will, among other services, for the Company's benefit, participate in fundraising activities, meet with advisors and investors, and help drive new revenues. For these services, William McGuire will receive 20% commissions with Incolo receiving the remaining 80% commissions tied to the Company's revenues from: (i) operations (equal to 5% *multiplied* by (monthly revenues *minus* $30,000)), (ii) disc golf/pro shop operations (equal to 5% *multiplied* by (annual gross revenue from disc golf and pro shop operations *minus* $200,000)) and (iii) restaurant operations (equal to 5% *multiplied by* (monthly gross revenue from restaurant operations (excluding alcohol sales) *minus* $30,000)). William McGuire is employed by Incolo, which owns Class B Units in the Company. The term of this consulting agreement is eighteen (18) months unless otherwise terminated by either party with five (5) days prior written notice.

The Managers have and may continue to lend money, directly or indirectly, to the Company.

SUMMARY OF THE OPERATING AGREEMENTS

The Units and your investment will be governed by the SPV Company's Operating Agreement. The Unitholders of the SPV Company may assert the rights provided to the Class C Unitholders of the Company. The following is a brief summary of certain provisions of the SPV Company's Operating Agreement and Company's Operating Agreement, as applicable, copies of which are attached as Exhibit A and Exhibit B, respectively. Each prospective Investor, together with the Investor's professional advisors (such as attorneys and accountants), should read this summary and each Operating Agreement before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the applicable Operating Agreement itself. Capitalized terms not defined herein have the meaning ascribed to them in the applicable Operating Agreement.

Investment Restrictions

The SPV Company will not invest in any securities other than the Class C Units in the Company.

Distributions

In the Managers' discretion, the Company may make distributions to Members (the owners of the Company) in amounts necessary to defray the income tax liabilities of the Members attributable to allocations of income and gains from the Company, to the extent that the distributions otherwise received by the Members are insufficient to satisfy such income tax liabilities. To the extent legally permissible, any other property constituting all or any portion of a Company investment may be distributed to the Members in kind at such time and in such amounts as the Managers shall determine in their sole discretion. Any distributions the SPV Company receives from the Company is expected to be passed to the Investors.

The Managers shall determine when to make distributions. When distributions are made, they will be allocated among the Members pro rata in accordance with their respective ownership interests. The SPV Company is expected to similarly pass along distributions to the Investors pro rata in accordance with their respective ownership interests in the SPV Company.

Allocations of Profits and Losses

Income, gains, and losses of the Company and the SPV Company generally will be allocated among their respective owners in accordance with their respective ownership percentages. Any expenses of the SPV Company will be paid by the Company.

Management

In general, the Managers of the Company will have the complete authority and exclusive control to conduct any business on behalf of the Company without the consent of any Member. The initial Managers of the Company are Kyle Sims and Luke Peniston. The Class C Units held by the SPV Company are nonvoting.

The Company serves as the sole manager of the SPV Company.

Restrictions on Transfer

Except for certain limited permitted transfers, Investors may not pledge, transfer, convey, encumber, assign, sell, or exchange all or any part of their respective Units without the prior written consent of the Company, which will be determined solely by the Company's Managers, both as to the transfer and as to the substitution of the transferee as a Member of the SPV Company. Accordingly, prospective Investors in the SPV Company must be willing to bear the economic risk of an investment in the SPV Company for the period of time stipulated in the withdrawal provisions of the SPV Company's Operating Agreement. In addition, Reg CF imposes transfer restrictions on Investors during the first year of investment.

Books and Records

The Company shall maintain its books and records at its principal place of business. The Company shall provide all disclosures and other information required under Regulation CF to the SPV Company to promptly provide such disclosures and other information to the investors in the SPV Company. The SPV Company may not have access to or rights to receive information from the Company other than rights or information incident to its ownership of Class C Units.

Indemnification of the Managers

In general, the Managers, their affiliates, and their respective officers, directors, members, Managers, partners, shareholders, employees and, as determined by the Managers, consultants or agents (the "*Indemnified Parties*") will not be liable to the Company, the SPV Company, or to the Investors, or any of their affiliates, for any act or omission performed by any of them, unless such act or omission results from the Indemnified Party's grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. The Company will indemnify, defend, and hold all Indemnified Parties harmless from and against any and all claims, liabilities, costs, and expenses, including legal fees, arising out of or in connection with any action taken or omitted by any Indemnified Party, unless such action or omission results from such Indemnified Party's grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law.

Dissolution and Winding Up

The SPV Company shall dissolve upon the written consent of the Company, a liquidation event where 100% of the SPV Company's Units are exchanged for cash, securities in another entity or in kind, or upon the entry of a decree of judicial dissolution pursuant to the North Carolina Limited Liability Company Act.

The occurrence of an event of withdrawal with respect to a Member shall not cause the dissolution of the Company. The bankruptcy, death, dissolution, liquidation, termination, or adjudication of incompetency of a Member of the Company shall not cause the termination or dissolution of the Company and the business of the Company shall continue. The Company will be dissolved only upon the occurrence of any of the following events, unless otherwise provided in the North Carolina Limited Liability Company Act: the Managers choose to dissolve the Company consistent with the Operating

Agreement; at such time that the Company no longer has any Members; the entry of a decree of judicial dissolution the issuance of a certificate for administrative dissolution under the North Carolina Limited Liability Company Act; or the expiration of the term of the LLC under the Operating Agreement.

Following the dissolution of the Company, in general, all creditors of the Company will be paid first including any Members who are creditors. Once all creditors have been paid, the remaining assets of the Company will be distributed to the Members during a period of orderly liquidation, in accordance with the respective capital account balances of each Member.

Amendment

In general, the SPV Company's Operating Agreement may be amended upon the affirmative vote or written consent of the Manager and the Unitholders.

In general, the Company's Operating Agreement may be amended upon the prior written consent of the Managers and approval by a majority in interest of the Class A Unitholders, provided that such amendment could not reasonably be expected to have a material adverse effect on the Company or any Member, including to the extent necessary to comply with applicable laws or regulations. No amendment may affect the limited liability of any Member or increase a Member's obligation to make a Capital Contribution to the Company.

Power of Attorney

The SPV Company's Operating Agreement, the terms of which will be adopted by each Investor, contains a power of attorney irrevocably appointing the Company as the attorney-in-fact of each member. The Company's Operating Agreement, the terms of which will be adopted by each Member, including the SPV Company, contains a power of attorney irrevocably appointing the Managers as the attorney-in-fact of each Member to execute, acknowledge, swear to, verify, deliver, file, and publish as required: (1) any agreement, document, or instrument pertaining to the sale, transfer, conveyance, or encumbrance of all or any portion of the assets of the Company in accordance with the terms of the Operating Agreement; (2) any document or instrument that might be required or permitted to be filed under the laws of any state or of the United States, or that the Managers shall deem necessary, desirable, or advisable to file; and (3) all instruments necessary to effect dissolution, termination, and liquidation of the Company and cancellation of the Operating Agreement when otherwise provided in the Operating Agreement.

New Members

The SPV Company may admit new members, without the consent of existing Investors, with the written consent of the Manager. Additionally, the Managers of the Company may, without the consent of the existing Members of the Company, admit new Members to the Company.

Repurchase Rights by the Company

In the Managers' discretion, the Company may purchase all, or less than all, of the Class C Units held by the SPV Company and the SPV Company may, as a result, purchase all, or less than all, of the Investors' Units. If the Manager determines to cause the SPV Company to purchase the Units, the Managers will cause the Company to deliver notice to the SPV Company and Investors. Upon the purchase of the Units, the SPV Company shall deliver to each Investor a cash payment determined by the Managers based on the fair market value of the Company for the Units. If less than the total outstanding Units are purchased by the SPV Company, the purchase shall be effected on a pro rata basis as to the Investors.

RISK FACTORS

A crowdfunding investment involves substantial risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. An investment in the Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this Offering Memorandum before purchasing Units. The risks discussed in this Offering Memorandum can adversely affect our business, operating results, prospects, and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this Offering Memorandum before you decide to purchase any of our Units.

Risks Relating to the Business

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Risks of Outdoor and Physical Activities.

The Company intends to transform existing real estate into disc golf courses, mountain bike trails, and other outdoor venues, which will incorporate the streams, pathways, and landscape. The plan also includes building trails and walkways as part of the infrastructure of the disc golf courses and mountain bike trails. Customers are expected to walk and hike the trails and walkways to play disc golf and could also access the terrain to enjoy hiking. Physical activity in these outdoor settings includes the inherent risk of injury from accidents or other incidents that could occur while customers are on the premises. Although precautions will be in place, it is possible that customers could suffer injuries and the business could incur liability. If the business incurs significant liability from an injury or other incidents that are not covered by insurance, that could adversely affect the Company's profitability and performance.

The Company's revenue is dependent upon the growth of disc golf.

The Company plans to develop disc golf courses as the central aspect of the business. Disc golf is a fast-growing sport in the United States, but the success of the Company will be dependent on the existence of significant and growing interest by people to play disc golf. If the interest in disc golf were to stop growing or significantly decline, the profits of the Company could be significantly impacted.

The Company's future growth of its operations depends upon its ability to acquire a parcel of real estate for which it does not currently have a contract or an option.

The Company's ability to expand its operations and execute its business plan depends upon its ability to acquire an adjoining parcel of real estate. Although the Company believes it will be able to acquire this parcel at a reasonable price, there is no guarantee that the owner will sell the property to the Company or that the owner will sell the parcel at a price that the Company considers to be desirable. If the owner refuses to sell the property, the growth of the Company may be significantly impacted. If the owner attempts to sell the property to the Company at a price considerably higher than expected, our financial returns may be significantly impacted.

Risks associated with the restaurant industry.

A main source of revenue in the Company will likely come from a restaurant operating on the premises. The restaurant industry is highly competitive and can be materially adversely affected by many factors, including:
- changes in local, regional, or national economic conditions;
- health crises, including the spread of viruses or other pandemics, such as COVID-19;
- changes in demographic trends;
- changes in consumer tastes;
- changes in traffic patterns;
- increases in fuel prices and utility costs;
- consumer concerns about health, diet, and nutrition;
- increases in the number of, and particular locations of, competing restaurants;
- changes in discretionary consumer spending;
- inflation;
- increases in the cost of food, such as beef, chicken, produce, and related packaging;
- increased labor costs, including healthcare, unemployment insurance, and minimum wage requirements;
- the availability of experienced management and hourly-paid employees; and
- regional weather conditions.

Fluctuations in the Cost of Food.

The success of the restaurant business depends on the availability of certain food products. Food, beverage, and packaging costs could be significantly affected by increases in the cost of these products, which can result from a number of factors, including, but not limited to, seasonality, cost of corn and grain, animal disease, drought and other weather phenomena, and increases in demand domestically and internationally. Additionally, if there is a significant rise in the price of these products, and the restaurant is unable to successfully adjust menu prices or menu mix or otherwise make operational adjustments to account for the higher prices, the Company's operating results could be adversely affected.

Costs of Real Estate Development.

The Company plans to make significant upgrades to the real estate property in order to develop its products and services to make the property an attractive venue for rental events. The costs associated with the equipment and supplies necessary to make upgrades to real estate are variable, and if the costs are higher than anticipated, it could negatively impact the ability of the Company to implement its plans. If the Company is forced to spend more on development or unable to fully implement the plan due to costs, it could negatively impact the Company's profits.

There may be construction cost overruns and delays.

The estimated construction costs are based on the Managers' current estimates. The Managers' current estimates are, in turn, based on certain assumptions, including, but not limited to, the assumption that this Offering is successfully and timely consummated and that this Offering is fully funded.

The plans and specifications for the construction and development are only preliminary at this point and the cost of construction and development have not been finalized, as final bids have not yet been received and the construction contracts have not been finally awarded. Until that time, the amount for construction is only our current best estimate of costs. Even assuming the estimate is correct for purposes of finalizing a construction contract, construction cost overruns may occur for a variety of reasons, including, but not limited to, the following:

- There may be delays in the consummation of this Offering.
- There may be delays in obtaining any necessary materials, labor, furniture, equipment, or inventory for the completion of the construction and development.
- Construction delays and cost overruns may also occur due to unanticipated environmental, soil, or other conditions impacting the property, labor disputes, supplies shortages, transportation difficulties, earthquakes, or other natural disasters or other events affecting the site or the region generally.

Competitive property could adversely impact the operating results of the RV and Campground operations.

The Company intends to develop RV and campground sites. Real estate that is competitive with these sites may increase vacancy rates, reduce rental rates, and reduce demand for the sites. Competition from nearby properties could make it more difficult to attract new patrons. In addition, the availability of possible sites for future construction may also affect vacancy and rental rates if such competing properties are, in the future, developed. Other rental properties and future rental properties may be more attractive than our sites.

Local Market Conditions.

The Company's business plan relies on the performance of certain specific local markets. The performance of these markets will depend, in part, upon events and factors outside the control of the Company, including, without limitation, local market and economic conditions which may significantly affect customers' income. The risks that may further affect conditions in these geographic areas include (i) the local economic climate (which may be adversely affected by industry slowdowns, decreases in government spending, and other factors); (ii) downturns in the economy; (iii) the local real estate conditions (such as an oversupply of properties); or (iv) an adverse change in local governmental procedures.

Uninsured Losses; Excessively Expensive Premiums for Insurance.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums the borrower pays for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that property owners purchase coverage against terrorism as a condition of providing mortgage loans. Such insurance policies may not be available at reasonable cost, if at all, which could inhibit the value of the Company's investments.

Costs of Complying With Governmental Laws and Regulations.

Real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to, among other things, environmental protection, human health and safety, and access by persons with disabilities. The Company could be subject to liability in the form of fines or damages for noncompliance with these laws and regulations, even if the Company did not cause the events(s) resulting in liability.

Environmental Laws Generally.

Environmental laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the acts causing the contamination were legal, whether the contamination was present prior to a purchaser's acquisition of a property, and whether an owner knew of such contamination. These laws and regulations, as well as any liabilities therefrom, could impact the value of the Company's investments.

The Company's property or a portion of the property could become subject to an eminent domain or a condemnation action.

Such an action could have a material adverse effect on the Company and therefore the Investors' investments.

Impact of COVID-19.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("***COVID-19***"), which the World Health Organization declared a "Public Health Emergency of International Concern" and which continues to spread throughout the world. The outbreak of COVID-19 has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in certain equity and debt markets. The global impact of the outbreak continues to evolve, and has prompted precautionary and defensive government-imposed closures and restrictions on certain travel and business activities, including the institution of quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Such measures—as well as the actual and threatened spread of COVID-19 globally—have had, and may continue to have, material adverse effects on the global economy, and the extent to which the spread of COVID-19 continues and/or re-appears could adversely impact the Company's performance. Specifically, the Company plans to use the property as a venue for concerts, weddings, or other events, as well as a restaurant, all of which may be negatively impacted by restrictions related to COVID-19.

War in Ukraine

In February 2022, Russia invaded and attacked Ukraine. As a result, the United States and numerous other countries have imposed sanctions on Russia and Belarus. It is unclear at this point whether this war will be isolated to Ukraine or whether the United States or other countries will become involved. Also, it is unclear what impact that the sanctions and the war itself will have on the United States economy. The effect of war and related events, including those described above and those not yet known or knowable, could have a negative effect on the business prospects, financial condition and results of operations of the Company, including as a result of market volatility, market downturns, changes in consumer behavior, business closures, and business interruptions. Given the ongoing and dynamic nature of the circumstances, it is not possible to predict the ultimate impact of the war on the business prospects, financial condition or results of operations of the Company.

Operating Deficits.

The expenses of operating the Company (including, without limitation, the reimbursement of the organizational costs) may exceed its income, thereby requiring that the difference be paid out of the Company's capital, reducing the Company's investments and potential for profitability.

The Company's business plan is speculative.

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties, including, not limited to, the Company's ability to acquire the adjoining parcel. There is no assurance that the Company will generate significant revenues or profits. An investment in the SPV Company and thus the Company is speculative and there is no assurance that Investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the SPV Company and thus the Company, including the risk of losing their entire investment.

The Company has incurred debt and will need to incur additional debt to execute its business plan.

The Company has already incurred debt and will need to incur additional debt (including secured debt) in the future to execute its business plan. The Managers currently expect that the Company needs to obtain $844,200 in additional debt to execute its entire business plan. If the Company is unsuccessful in securing such additional debt or in refinancing its existing debt, the Company will be unable to execute all of its phases and this would be expected to adversely affect the financial results of the Company. Additionally, complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. It is expected that the Company will conduct future offerings, which will dilute the SPV Company's ownership percentage in the Company and thus your indirect ownership percentage. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan and continue to grow.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit D have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization, assets, or liabilities on which to make your investment decision.

Risks Relating to the Units

Your investment is in a special purpose vehicle and you are not a direct owner of the Company.

The Company has formed a special purpose vehicle, the SPV Company, for Investors in this offering. You are not a direct owner of the Company, but rather you will be an indirect owner of the Company.

The Class C Units held by the SPV Company are nonvoting.

The SPV Company, and thus you, have no voting rights on any Company matter. The Company is entirely controlled by its Managers and the Class A Unitholders. Currently, the Managers and the Class A Unitholders are Kyle Sims and Luke Peniston.

The Units will not be freely tradable under the Securities Act until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the SPV Company's Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that he or she is purchasing the Units for their own account, for investment purposes, and not with a view to resale or distribution thereof.

In addition to the restrictions on transferability under the securities laws, the SPV Company's Operating Agreement generally prohibits transfers without the consent of the SPV Company's Manager.

We have arbitrarily set the price of Units.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Units with reference to the general status of the securities market and other relevant factors. The offering price for the Units should not be considered an indication of the actual value of the Units and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Units can be resold at the Offering price or at any other price.

You may pay a different price from other investors in this Offering.

The Company is offering a discount to those investors who invest earlier or invest a significant amount in the Offering. Investors that have their Subscription Agreement received no later than October 31, 2022 will be issued Units with a discount of thirty percent (30%) (i.e., Units will be sold at $7 per Unit rather than $10 per Unit). Investors that have their Subscription Agreement received between November 1 and November 30, 2022 will be issued Units at a discount of ten percent (10%) (i.e., Units will be sold at $9 per Unit rather than $10 per Unit). Investors who have their Subscription Agreement received for an investment of $100,000 by November 30, 2022 will be issued Units at a discount of thirty percent (30%) (i.e., Units will be sold at $7 per Unit).

You may be disadvantaged by the limitations on how much you can invest in this Offering.

Certain investors may be disadvantaged based on their income and net worth. Because of the risks involved with this type of offering, you may be limited by how much you can invest during any 12-month period. In this Offering, an investor must be an accredited investor, as defined in the Securities Act, to invest $100,000 or more in the Offering. As a result, not every investor will be eligible to receive a discount for investing a significant portion in the Offering.

Units may be significantly diluted as a consequence of subsequent equity financings.

The Company's Units, including the Units offered hereby, will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time; as a consequence, holders of Units will be subject to dilution in an unpredictable amount. Such dilution may reduce the SPV Company's ownership in the Company and thus the Investor's indirect ownership interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to existing owners, including the SPV Company and the holders of the Units. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Units.

The federal income tax aspects of an investment in the SPV Company and the Company are complex and their impact may vary depending on an Investor's individual circumstances.

Prospective Investors should consider the following tax risks, among others:

- The amount and times of any distributions from the Company will be determined by the Managers in their sole discretion. Whether or not distributions are made, Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Company's and the SPV Company's taxable income and will have to pay applicable taxes from other sources. If the Managers elect not to make distributions to the Investors to pay their tax liabilities, Investors will have to fund the payment of their tax liabilities from other sources.
- Any net losses of the Company and thus the SPV Company, and any interest expenses on any debt incurred by an Investor to acquire or carry an ownership interest in the SPV Company, are likely to be subject to the limitations on deduction of passive activity losses.
- The IRS may challenge the Company's or the SPV Company's allocation and/or characterization of income, gain, loss, deduction, and credit.
- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.
- Income allocated by the Company or the SPV Company to retirement plans and accounts or other tax-exempt Investors may be taxable to them as unrelated business taxable income.
- The Company or the SPV Company may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed on audit.
- The IRS may challenge reporting positions taken by the Company or the SPV Company on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.
- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company and the SPV Company do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company or the SPV Company intend to seek any opinion of counsel regarding the tax aspects associated with the Company's or the SPV Company's operations or the potential tax impact of an investment in the Company or the SPV Company. Each prospective Investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the SPV Company, with specific reference to such prospective Investor's own tax situation.

Reliance on Managers.

All decisions concerning the management of the Company will be made by the Managers. Investors have no right or power to take part in the management of the Company. Accordingly, no person should purchase Units unless he or she is willing to entrust all aspects of the management of the Company to the Managers. In particular, all policies of the Company, including its distributions and operating policies, are determined by the Managers. These policies may be changed from time to time at the discretion of the Managers without a vote of the Investors. Any such changes could be detrimental to the value of the Company.

The Company's success depends upon the continuing, effective performance of its Managers. There can be no assurance that these Managers will remain in the employment of the North Cove Leisure Club or otherwise continue to be able to carry on their current duties. Although the Managers intend to devote a portion of their professional time to the Company, they will have substantial responsibilities outside of the management of the Company.

Absence of Recourse Against and Indemnification of Managers.

The Company's Operating Agreement provides that the Managers shall be indemnified against and shall not be liable for any loss or liability incurred in connection with the affairs of the Company, so long as such loss or liability arose from acts not involving gross negligence, willful malfeasance, or a material violation of law. As a result, Investors may have a more limited right of action in certain cases than they would in the absence of these provisions in the Company's Operating Agreement.

Conflicts of Interest.

The Company is subject to a number of actual and potential conflicts of interest as set forth below:

(a) The other activities of the Managers may create conflicts of interest with the Company with respect to the time devoted to managing the Company. The Managers will devote such time to manage the Company as they, in their sole discretion, deem necessary. Further, the Managers' judgment may be affected by additional conflicts of interest. The Managers will attempt to resolve all such conflicts in a manner that is fair to all interests.

(b) The Managers may cause the Company to enter into transactions with persons affiliated with the Company.

(c) Investors have not been represented by separate counsel, accountants, or other experts in connection with the formation of the Company, the drafting of the Operating Agreements, or the offering of the Units. Counsel has relied upon certain information furnished to it by the Company, the Managers and their affiliates and has not investigated or verified the accuracy or completeness of such information. Certain of the attorneys and other professionals and experts who perform services for the Company and Managers also may perform services for its affiliates. There is no present plan to employ separate counsel or other advisers in the future.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local, or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Investors of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Investor. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect an Investor and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an Investor in light of such Investor's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to an Investor because such Investor is subject to special rules, including, but not limited to, rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers, and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Investors who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other pass-through entity for U.S. federal income tax purposes. This summary does not in any way either bind the Internal Revenue Service (the "*IRS*") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS; any other federal, state, or local agency; or the courts. The Company and the SPV Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective Investor is urged to consult its own tax advisor with respect to the federal, state, local, and foreign tax consequences of the purchase, ownership, and disposition of an investment in the SPV Company and thus the Company.

Company Status

The SPV Company and the Company each intend to be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Manager intends to operate the SPV Company and the Company so it will not be treated as a publicly traded partnership. The SPV Company intends to obtain and rely on appropriate representations and undertakings from each Investor and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership.

If the SPV Company or the Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Investors would be substantially less than if the SPV Company and the Company were classified as a partnership for U.S. federal income tax purposes.

Moreover, any distributions by the Company to the SPV Company and by the SPV Company to an Investor generally would be taxable to that Investor as a dividend.

The following discussion assumes that the SPV Company and the Company will each be treated as a partnership for U.S. federal income tax purposes.

Income Taxation of the Company, the SPV Company, and Investors

The Company and the SPV Company will not pay U.S. federal income taxes, but each Investor will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the Company (which may include the income and other tax items of any partnerships or limited liability companies in which the Company invests). The distributive share of a tax-exempt Investor may be treated as unrelated business taxable income ("*UBTI*") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Investors could incur income tax liabilities without receiving from the Company sufficient distributions to defray such tax liabilities. The Company's and the SPV Company's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

Company Distributions

Cash distributions from the SPV Company to Investors are generally not taxable, to the extent the distribution does not exceed an Investor's adjusted basis. Instead, an Investor's adjusted basis in its Units will generally be reduced by the amount of such distribution. However, to the extent such distributions exceed the adjusted basis of an Investor's Units, the distribution will be treated as gain from a sale or exchange of the Investor's Units. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of an Investor's Units by the amount of the SPV Company's adjusted basis in such property immediately before its distribution.

Basis

An Investor's basis of its Units is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Interest; (ii) the amount of non-taxable distributions (including any decrease in the Investor's share of the SPV Company's liabilities in the Company) that it may receive from the SPV Company; and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. An Investor's initial tax basis of its Units in the Company will equal its cost for the Units (which, to the extent that the Investor contributes property other than cash, will generally be limited to the Investor's basis in the contributed property) plus its share of the Company's liabilities at the time of purchase.

An Investor's tax basis of its Units will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Investor to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Investor. For this purpose, an increase in an Investor's share of the SPV Company's liabilities will be treated as a contribution by the Investor to the SPV Company and a decrease in that share will be treated as a distribution by the SPV Company to the Investor.

Allocations of Income, Gain, Loss, Deductions, and Credits

Each Operating Agreement will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the Company's or the SPV Company's allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

Deductibility of Expenditures; Limitations on Losses

Except as described in the following paragraph, interest on any amount borrowed by an Investor (other than a corporation) to purchase Units (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose, "net investment income" will generally include net income from the Company or the SPV Company and other income from property held for investment (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income.

Interest on any amount borrowed by an Investor to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Investors are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "2017 Tax Act"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., investment advisory fees, tax preparation fees, unreimbursed employee expenses, and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2025. Accordingly, an Investor who is an individual will not be permitted to deduct his share of Company expenses that are treated as miscellaneous itemized deductions.

Under Section 469 of the Code, non-corporate Investors (and certain closely-held C-corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, generally will be treated as passive activity income or losses. Accordingly, an Investor will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable SPV Company expenses.

An Investor generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, and royalties) from the SPV Company. Certain Investors may also be subject to other limitations on using losses allocated to such Investor by the SPV Company, including, without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Investors should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Investor's particular circumstances.

Capital Losses

The SPV Company may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the Investor's filing status. Excess losses can be carried forward indefinitely.

Sale or Exchange of Interests

An Investor generally will recognize gain or loss on the sale or exchange of any Units measured by the difference between the amount realized on the sale or exchange and the Investor's adjusted tax basis in the Units sold. The amount realized will include the Investor's allocable share of certain Company indebtedness, as well as any proceeds from the sale. Thus, an Investor's tax liability upon the sale of any Units may exceed the Investor's cash proceeds from such disposition.

Under Section 741 of the Code, gain or loss recognized by an Investor on the sale or exchange of Units generally will be taxable as long-term capital gain or loss provided that the Investor has a more than one year holding period for its Units, except that the gain will be ordinary income to the extent attributable to the Investor's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company.

Elections

Section 754 of the Code provides for an election to adjust the basis of SPV Company property upon distributions of SPV Company property to an Investor and transfers of Units (including transfers by reason of death). Such adjustments may be beneficial or detrimental to an Investor, depending upon the Investor's individual circumstances, and could affect an Investor's ability to sell the Interests or the price obtainable therefor. The Managers, in their sole discretion, may cause the Company or the SPV Company to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by the SPV Company or the Company under the Code will be made by the Managers in their sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "***Budget Act***"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the Company or the SPV Company) appoints one person (the "***Partnership Representative***") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the Company's or the SPV Company's income in settlement of an IRS audit of the Company, will bind all Investors. Pursuant to the Operating Agreements, the Managers will designate a person to serve as the Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the Company's or the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the Company or the SPV Company to the contrary, have to be paid by the Company or the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the Company's or the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Investors based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the Company or the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Investors based on their membership interests in the Company or the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Investors was different.

The new rules also can cause the Company's or the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Investors would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain Investors). The Budget Act directs the IRS to provide procedures that may allow the Company or the SPV Company, in calculating taxes imposed on the Company or the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain Investors, which may require Investors to provide certain information to the Company or the SPV Company (possibly including information about the owners of Investors classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the Company to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Investors (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company or the Company in respect of IRS audit adjustments will be borne by the Investors and former Investors, where applicable, pursuant to the terms of each Operating Agreement.

The new partnership audit rules are complex. Investors should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

Tax-Exempt Investors

The Company and thus the SPV Company may generate income that is taxable as UBTI to tax-exempt Investors. Each tax-exempt Investor generally will be subject to U.S. federal income tax on its share of any UBTI earned by the Company. A tax-exempt Investor's distributive share of the Company's income should consist principally of interest, rents, and capital gain from the sale of real estate or partnerships owning real estate- types of income that may be treated as UBTI under Section 514 of the Code because the Company may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, the Company may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax-exempt Investor borrows any amount to fund its Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by the Company directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Investor.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax-exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by the Company pursuant to its Operating Agreement would comply with the "fractions rule." Thus, such exception may not apply.

The potential for having income characterized as UBTI may have a significant effect on any investment by a tax-exempt entity in the SPV Company and may make investment in the SPV Company unsuitable for some tax-exempt entities. Tax-exempt Investors should consult their own tax advisors regarding all aspects of UBTI.

State, Local, and Foreign Taxes

Prospective Investors should also consider the potential state, local, and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, an Investor and/or the Company or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in which the Company or the SPV Company operates. Further, the Company may be subject to state and/or local tax.

Net Investment Income Tax

Each Investor should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the SPV Company.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective Investors should recognize that the U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial, or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY. PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY.

EXHIBIT A – SPV COMPANY'S OPERATING AGREEMENT

NORTH COVE CROWDFUNDING SPV, LLC

AMENDED AND RESTATED

OPERATING AGREEMENT

THE SECURITIES EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT COVERING SUCH SECURITIES OR THE MANAGER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE MANAGER, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE 1933 ACT.

This **AMENDED AND RESTATED OPERATING AGREEMENT** (this "*Agreement*") of **NORTH COVE CROWDFUNDING SPV, LLC**, a North Carolina limited liability company (the "*SPVCo*"), is made and entered into as of [__], 2022, by and among the SPVCo, **North Cove Holdings, LLC**, a North Carolina limited liability company (the "*Manager*"), and each of the individuals or entities identified as a "Member" on the Schedule of Members attached as Exhibit A and such individuals or entities as may be subsequently admitted to the SPVCo in accordance with this Agreement (collectively, the "*Members*") pursuant to the provisions of the North Carolina Limited Liability Company Act (as may be amended, the "*Act*"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Article 14 below.

WHEREAS, the SPVCo was formed as a limited liability company under the Act by filing the Articles (as defined herein) with the Secretary of the State of the State of North Carolina on April 7, 2022.

WHEREAS, the Company is currently operating pursuant to the Operating Agreement dated as of April 8, 2022 (the "*Prior Operating Agreement*") and the parties now desire to amend and restate the Prior Operating Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements of the parties as set forth herein, the sufficiency of which is hereby acknowledged, the Members agree as follows:

ARTICLE 1 - NAME, PURPOSE, AND OFFICES OF SPVCO

1.1   Name. The name of the SPVCo is North Cove Crowdfunding SPV, LLC. The affairs of the SPVCo shall be conducted under the SPVCo name, or such other name as the Manager may, in its discretion, determine.

1.2   Purpose. The primary purpose of the SPVCo is to provide a limited number of select investors with the opportunity to realize long-term appreciation as a result of investments in equity Securities of North Cove Holdings, LLC, a North Carolina limited liability company (the "*Portfolio Company*"), via a regulation crowdfunding offering. The general purposes of the SPVCo are to buy, sell, hold, and otherwise invest in Securities of the Portfolio Company; to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to Securities of the Portfolio Company held or owned by the SPVCo; to enter into, make, and perform all contracts and other undertakings in connection with its ownership of Securities of the Portfolio Company; and to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing.

1.3   Authorized Person. The execution, delivery, and filing of the Articles of Organization (the "*Articles*") with the Secretary of the State of the State of North Carolina by the "authorized person" (within the meaning of the Act) identified in the Articles, are hereby ratified and approved.

1.4   Principal Office. The principal place of business of the SPVCo shall be at such place or places as the Manager may from time to time designate.

1.5   Registered Agent and Office. The name of the registered agent for service of process of the SPVCo in North Carolina is set forth in the Articles, or such other agent or office in the State of North Carolina as the Manager may designate from time to time.

ARTICLE 2 - TERM OF SPVCO

2.1   Term. The term of the SPVCo commenced upon the filing with the Secretary of State of the State of North Carolina of the SPVCo's Articles and shall continue until the SPVCo is dissolved in accordance with either the provisions of this Agreement or the Act.

2.2   Events Affecting a Member. The death, bankruptcy, withdrawal, insanity, incompetency, temporary or permanent incapacity, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of a Member shall not dissolve the SPVCo.

2.3   Events Affecting the Manager. The bankruptcy, expulsion, resignation, removal or withdrawal, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the SPVCo, and upon the happening of any such event, the affairs of the SPVCo shall be continued by the Manager or any successor entity thereto.

ARTICLE 3 - NAME AND ADMISSION OF MEMBERS; NO WITHDRAWAL

3.1   Name and Address. The name, address, the Capital Contributions, and the number of Units of each Member shall be set forth on the Schedule of Members. The Manager shall modify the Schedule of Members from time to time to reflect the issuance of Units related thereto, the contribution of additional Capital Contributions to the SPVCo by a Member, the admission of any new Member, the withdrawal or substitution of any Member, the transfer of Units among Members, receipt by the SPVCo of notice of any change of address of a Member or the change in the number of Units owned by any Member. The Schedule of Members shall be kept on file at the principal office of the SPVCo.

3.2   Admission of Additional Members. An additional person or entity may be admitted as a Member, or an existing Member may be issued additional Units, only with the express written consent of the Manager and in accordance with all other applicable terms of this Agreement. Any additional person admitted as a Member subsequent to the date of the initial closing of the SPVCo shall execute and deliver to the SPVCo a counterpart of this Agreement or otherwise take such actions as the Manager shall deem appropriate in order for such additional Member to become bound by the terms of this Agreement.

3.3   Withdrawal of a Member. No Member may withdraw or resign as a Member.

ARTICLE 4 - CAPITAL ACCOUNTS AND CAPITAL CONTRIBUTIONS

4.1   Capital Accounts. An individual Capital Account shall be maintained for each Member and the Manager.

4.2   Capital Contributions of the Members. All or a portion of each Member's Capital Contribution in respect of its Investment Commitment Amount, as called by the Manager, shall be made upon the admission of such Member to the SPVCo.

4.3   Units. Each Member's interest in the SPVCo shall be represented by Units of membership interest which shall be issued in respect of Capital Contributions. The price per Unit shall be $50. Fractional Units will not be issued.

ARTICLE 5 - SPVCO ALLOCATIONS

5.1 **Allocation of Profits and Losses**. After the application of Section 5.2 for each Accounting Period, SPVCo profits and losses for such Accounting Period shall be allocated among the Members in such a manner that, as of the end of such Accounting Period and to the extent possible with respect to each Member, such Member's Capital Account shall be equal to the amount that would be distributed to such Member under this Agreement if the SPVCo were to (a) liquidate the assets of the SPVCo for an amount equal to the Adjusted Asset Value of such property as of the end of such Accounting Period and (b) distribute the proceeds in liquidation in accordance with Article 11 of this Agreement.

5.2 **Regulatory Allocations; Tax Allocations.**

(a) **Regulatory Allocations**. Notwithstanding the allocations set forth in Section 5.1, profits, losses and items thereof shall be allocated to the Members in the manner and to the extent required by the Treasury Regulations under Section 704 of the Code, including without limitation, the provisions thereof dealing with minimum gain chargebacks, partner minimum gain chargebacks, qualified income offsets, partnership nonrecourse deductions, partner nonrecourse deductions, the provisions dealing with deficit capital accounts in Sections 1.704-2(g)(1), 1.704-2(i)(5), and 1.704-1(b)(2)(ii)(d), and any provisions dealing with allocations related to the forfeiture of a Unit. The Manager shall apply such provisions in its good faith discretion based on advice from the SPVCo's tax advisors.

(b) **Tax Allocations**. The income, gains, losses, and deductions of the SPVCo shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the SPVCo's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts. Notwithstanding the previous sentence, such items shall be allocated among the Members in a different manner to the extent required by Code Section 704(c) and the Treasury Regulations thereunder (dealing with contributed property), Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) (dealing with property having a book value different than its tax basis) and 1.704-1(b)(4)(ii) (dealing with tax credit items). Allocations pursuant to this Section 5.2(b) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.

ARTICLE 6 - EXPENSES

6.1 **SPVCo Expenses.**

(a) The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the SPVCo, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of Securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the SPVCo's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the SPVCo, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the SPVCo, including the SPVCo's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the SPVCo (as reasonably determined by the Manager) (the "*SPVCo Expenses*"). All SPVCo Expenses shall be reimbursed by the Portfolio Company.

(b) The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that the Manager pays an obligation that is properly the responsibility of the SPVCo.

ARTICLE 7 - WITHDRAWALS BY AND DISTRIBUTIONS TO THE MEMBERS

7.1   **Withdrawals by the Members**. No Member may withdraw any amount from its Capital Account.

7.2   **Members' Obligation to Repay or Restore**. Except as required by law or by the terms of this Agreement, no Member shall be obligated at any time to repay or restore to the SPVCo all or any part of any distribution made to it from the SPVCo in accordance with the terms of this Article 7.

7.3   **Discretionary Distributions**. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager may elect from time to time to make distributions to the Members, whether in the form of cash or Securities, and the amount and timing of such distributions will be determined by the Manager in its sole reasonable discretion. Subject to the limitations set forth in Section 7.5 and elsewhere in this Agreement and subject to the establishment of reasonable reserves for actual or contingent liabilities, the entire amount available for distribution shall be apportioned to the Members (including the Manager, as applicable) pro rata based upon the number of Units held in determining final distribution amounts.

7.4   **Withholding Obligations.** In the event any federal, foreign, state or local jurisdiction requires the SPVCo to withhold taxes or other amounts with respect to any Member's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the SPVCo shall withhold from distributions or other amounts then due to such Member (or former Member) an amount necessary to satisfy the withholding responsibility. In such a case, the Member (or former Member) for whom the SPVCo has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Member pursuant to Section 7.3 will be reduced by any withholding made pursuant to this Section 7.4.

If it is anticipated that at the due date of the SPVCo's withholding obligation the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Member), the Member (or former Member) with respect to which the withholding obligation applies shall pay to the SPVCo the amount of such shortfall within ten (10) days after notice by the SPVCo. In the event a Member (or former Member) fails to make the required payment when due hereunder, and the SPVCo nevertheless pays the withholding, in addition to the SPVCo's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the SPVCo to such Member bearing interest at the prime rate, and the SPVCo shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full. The obligations of a Member (or former Member) pursuant to this Section shall survive the termination, dissolution, liquidation and winding up of the SPVCo and the withdrawal of such Member from the SPVCo or transfer of its Interest.

7.5   **Limitation upon Distributions.** Notwithstanding Section 7.4:

(a) No distribution shall be declared and paid to a Member in violation of the Act. A Member who receives a distribution in violation of the Act shall be liable to the SPVCo for the amount of the distribution to the extent provided in the Act.

(b) No distribution shall be made to a Member to the extent such distribution would create or increase a deficit in such Member's Capital Account unless the Manager approves the distribution.

ARTICLE 8 - MANAGEMENT DUTIES AND RESTRICTIONS

8.1   **Management.**

(a) Subject to any limitations set forth in this Agreement, the Manager shall have the sole and exclusive right to manage, control, and conduct the affairs of the SPVCo and to do any and all acts on behalf of the SPVCo permitted by applicable law. The Manager shall have the power on behalf of, and in the name of, the SPVCo to carry out and implement any and all of the objects and purposes of the SPVCo.

(b) The SPVCo, and the Manager on behalf of the SPVCo, may enter into and perform subscription agreements with Members, side letters, management services agreements, and any documents contemplated thereby or related thereto and any amendments thereto, without any further act, vote or approval of any person, including any Member, notwithstanding any other provision of this Agreement. The Manager is hereby authorized to enter into the documents described in the preceding sentence on behalf of the SPVCo, but such authorization shall not be deemed a restriction on the power of the Manager to enter into other documents on behalf of the SPVCo.

(c) The Members hereby acknowledge that the Manager may be prohibited from taking action for the benefit of the SPVCo: (i) due to confidential information acquired or obligations incurred in connection with an outside activity done by the Manager or any of its respective members, managers, directors, officers, employees, agents, Affiliates, or their respective Affiliates; (ii) in consequence of the Manager or any of its respective members, managers, directors, officers, employees, agents, Affiliates or their respective Affiliates serving as an officer, director, consultant, agent, advisor or employee of the Portfolio Company or any entity affiliated with the Portfolio Company; or (iii) in connection with activities undertaken by the Manager, or any of its respective members, managers, directors, officers, employees, agents, Affiliates, or their respective Affiliates prior to the formation of the SPVCo, including as a result of any prior investments in the Portfolio Company. Neither the Manager nor any Affiliate of the Manager shall be liable to the SPVCo or any Member for any failure to act for the benefit of the SPVCo in consequence of a prohibition described in the preceding sentence.

8.2   Designation of the Manager. The Manager initially shall be the entity listed as such in the preamble to this Agreement.

8.3   Removal or Resignation of the Manager. At any special meeting of the Members called expressly for that purpose, a Two-Thirds Interest of the Members may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 8.3, "Cause" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement, or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

8.4   Restrictions on the Members. Notwithstanding anything that may be contained herein to the contrary, no Member in such capacity shall take part in the control or management of the affairs of the SPVCo or have any authority to act for or on behalf of the SPVCo or, except as otherwise provided herein, to vote on any matter relative to the SPVCo and its affairs except as expressly set forth in this Agreement. In addition, except as otherwise provided herein, no Member shall have the right or power to: (a) withdraw or reduce its contribution to the capital of the SPVCo or reduce its Investment Commitment Amount; (b) to the fullest extent permitted by law, cause the dissolution and winding up of the SPVCo; or (c) demand or receive property in return for its capital contributions. For purposes of the Act, the Members shall constitute a single class or group of members.

8.5 **Certain Determinations by the Manager.** All matters concerning allocations, distributions and tax elections (except as may otherwise be required by the income tax laws) and accounting procedures not expressly and specifically provided for by the terms of this Agreement shall be determined in good faith by the Manager and such determination shall be final and conclusive.

8.6 **Other Activities.**

(a) The Members: (i) acknowledge that the Manager, and if applicable its respective members, managers, officers, employees, agents, Affiliates and their respective Affiliates shall not be required to manage the SPVCo as their sole and exclusive function and are or may be involved in other financial, investment and professional activities, including but not limited to: management of or participation in other investment funds; venture capital, private equity, public equity and real estate investing; purchases and sales of Securities; investment and management counseling; otherwise making investments or presenting investment opportunities to third parties; founding, organizing or promoting new companies; acquiring equity interests or other Securities in the Portfolio Company (prior to, concurrently with, or subsequent to the SPVCo's investment and with or without cash consideration); and serving as officers, directors, advisors, consultants, and agents of other entities; (ii) agree that, the Manager and its respective members, managers, directors, officers, employees, agents, Affiliates and their respective Affiliates may engage for their own accounts and for the accounts of others in any such ventures and activities (without regard to whether the interests of such ventures and activities conflict with or are adverse with those of the SPVCo); and (iii) agree that the SPVCo shall have no interest, obligation or special legal right to invest in the Portfolio Company.

8.7 **Indebtedness.** The SPVCo shall not incur indebtedness or guaranty indebtedness of the Portfolio Company.

8.8 **Indirect Information Rights in the Portfolio Company; Voting**. Each Member hereby agrees that it shall have no access to or right to request or receive any information from a Portfolio Company as a result of its interest in the SPVCo; *provided, however*, the Portfolio Company shall provide all disclosures and other information required under Regulation CF to the SPVCo to promptly provide such disclosures and other information to the investors in the SPVCo. The Members hereby acknowledge and agree that the SPVCo may not have access to or rights to receive information from the Portfolio Company other than rights or information incident to its ownership of Securities. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company. The Manager shall refer any matter or proposed vote related to Securities owned by the SPVCo to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in interest of the Units.

8.9 **Investment Restrictions**. The SPVCo shall not invest in Securities other than Securities of the Portfolio Company.

ARTICLE 9 - INVESTMENT REPRESENTATION AND TRANSFER OF SPVCO INTERESTS

9.1 **Investment Representation of the Members.** To induce the SPVCo to sell the Units to the Members, and with the understanding that the SPVCo is relying on the following representations and warranties, each undersigned Member hereby makes the following representations and warranties to the SPVCo:

(a) **Units Not Registered Under Securities Laws**. The Member understands that this offer is being made pursuant to an exemption from registration with the Securities and Exchange Commission under the Securities Act for limited and non-public offerings, and pursuant to similar exemptions under certain state securities laws. Consequently, the terms of the offer have not been subject to review or comment by the Securities and Exchange Commission, the securities administrator of any state, or any other regulatory authority.

(b) **Units Acquired for Own Account**. The Member is acquiring the Units for such Member's own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

(c) **Restrictions on Transfer of Units**. The Member will not make any resales or other dispositions of the Units by means of any "general solicitation" or "general advertisement." The Member understands that pursuant to this Agreement, he will be restricted from transferring or making any other disposition of the Units unless, among other requirements, such transfer or disposition is registered or qualified under all applicable federal or state securities laws, or unless he has first delivered to the SPVCo written opinion of qualified counsel, satisfactory to the SPVCo, that such registration or qualification is not required. The Member understands that the certificate representing the Units, if any, will bear a legend evidencing the restrictions on transfer described herein.

(d) **Access to Information**. Any and all information about the SPVCo and the Portfolio Company, its business and personnel that was requested by the Member has been made available by the SPVCo and Portfolio Company, and the Member has had an opportunity to question and receive satisfactory answers from the officers of the SPVCo and Portfolio Company in connection with such Member's proposed purchase of the Units.

(e) **Experience; Ability to Risk Loss**. The Member has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of this investment. The Member is relying solely upon such Member's own investigation to determine whether to make an investment in the SPVCo, and not upon any investigation or representations made by the SPVCo, the Portfolio Company, or by any other Member. The Member understands that an investment in the Units of the SPVCo involves high risk. The Member is capable of bearing all of the economic risks and burdens of this investment, including the possible loss of all capital contributed by such Member. The Member has no need for liquidity in this investment. The Member has adequate net worth and means of providing for such Member's current needs and contingencies to sustain a complete loss of such Member's investment in the SPVCo. The Member's overall commitment to investments that are not readily marketable is not disproportionate to such Member's net worth and such Member's investment in the Units of the SPVCo will not cause such overall commitment to become excessive.

(f) **No Assurances**. The SPVCo has not made any representation or other assurance to the Member concerning the percentage of profit or the amount or type of consideration, profit or loss (including tax deductions), if any, to be realized by the Member as a result of an investment in the Units.

(g) **Capacity and Authority to Contract**. The Member has full power and authority to execute, deliver and perform this Agreement in accordance with its respective terms. All corporate or other action necessary to authorize the execution, delivery and performance of this Agreement by the signatory hereto has been taken. This Agreement has been duly executed on behalf of the Member. The Member represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the SPVCo.

9.2   Transfer by Member. No Member shall sell, assign, pledge, mortgage, or otherwise dispose of or transfer its Units (including by distribution of its Units to its partners or members), directly or indirectly, without the prior written consent of the Manager, which consent may be granted or denied in the sole discretion of the Manager. In the case of a proposed transfer by a Member to an Affiliate of such Member, the Manager shall not unreasonably withhold its consent to such transfer. Any purported transfer or disposition of a Unit to which the Manager does not provide its written consent, or that is not otherwise made in accordance with this Article 9, will be null and void and of no effect whatsoever, and any intended recipient of Units in violation of the provisions of this Article 9 will acquire no rights in such Units and will not be treated as a Member for any purpose.

9.3   Requirements for Transfer. Subject to the full and sole discretion of the Manager as to whether to consent to any given transfer or disposition of Units, no transfer or other disposition of Units shall be permitted unless and until:

(a) the transferor and transferee shall have executed and delivered to the Manager such documents and instruments as may be necessary or appropriate in the opinion of the Manager or its counsel to effect such transfer;

(b) the transferor and transferee shall have furnished the Manager with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units to be transferred, and any other information reasonably necessary to permit the SPVCo to file all required federal and state tax returns and other legally required information statements or returns; and

(c) the transferor shall have provided the Manager with an opinion of counsel that the transfer:

(i)   is exempt from registration under the Securities Act and from the registration requirements of any state and will not violate any laws regulating the transfer of such securities;

(ii)   will not result in termination of the SPVCo's partnership status for tax purposes or cause the SPVCo to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code;

(iii)   will not cause 25% or more of the SPVCo's Units to be held by "benefit plan investors," as that term is defined in ERISA or any regulations proposed or promulgated thereunder;

(iv)   will not require the SPVCo, the Manager, or any member of the Manager to register as an investment adviser under the Investment Advisers Act of 1940, as amended (to the extent not already so registered);

(v)   result in a withholding tax obligation under Section 1446(f) of the Code;

(vi)   will not result in a violation of any law, rule, or regulation by the Member, the SPVCo, the Manager, or any member of the Manager; and

(vii)   will not result in a violation of this Agreement.

The legal opinion required under this Section 9.3(c) shall be provided to the Manager by counsel of its own choosing and be provided in a form satisfactory to the Manager. The Manager may require that the transferring Member or the proposed transferee bear the cost of such legal opinion. Notwithstanding any provision of this Article 9 to the contrary, the Manager may, in its sole discretion, waive the requirement of an opinion of counsel, or any portion thereof, provided for in this Section 9.3. Any costs associated with such transfer (including costs associated with any required opinion) shall be borne by the transferring Member or the proposed transferee. If the transfer of Units results in an adjustment to the basis of SPVCo property, the Manager may, in its sole discretion, require the transferring Member or the transferee Member, or both, to promptly reimburse the SPVCo and/or the Manager upon request for any expenses (including, without limitation, accounting fees) reasonably incurred by the SPVCo and/or the Manager (and their respective Affiliates) related to effecting adjustments to the basis of SPVCo property and any additional tax reporting or preparation costs resulting from such transfer. Promptly upon request, each Member shall provide the Manager with any information related to such Member necessary to allow the SPVCo to comply with (a) its obligations to make tax basis adjustments under Sections 734 or 743 of the Code and (b) any other tax reporting obligations of the SPVCo. In addition to the foregoing, no notice or request initiating the transfer procedures may be given by any Member after a dissolution event has occurred, as provided for in Article 11 hereunder.

9.4   Substitution as a Member. A transferee of a Member's interest pursuant to this Article 9 shall become a substituted Member only with the consent of the Manager and only if such transferee (a) elects to become a substituted Member and (b) executes, acknowledges and delivers to the SPVCo such other instruments as the Manager may deem necessary or advisable to effect the admission of such transferee as a substituted Member, including, without limitation, the written acceptance and adoption by such transferee of the provisions of this Agreement. No assignment by a Member of its interest in the SPVCo shall release the assignor from its liabilities to the SPVCo; *provided that* if the assignee becomes a Member as provided in this Section 9.4, the assignor shall thereupon so be released (in the case of a partial assignment, to the extent of such assignment).

9.5   Call Rights.

(a)   The Manager shall have the authority to cause the SPVCo to purchase all, or less than all, of any Member's Units in the SPVCo ("***Call Right***"). A Call Right is exercisable by the Manager timely delivering written notice to the Member and SPVCo. If the Manager timely causes the SPVCo to exercise its Call Right in this Section 9.5, then the SPVCo shall purchase such Member's Units at the fair market value of the Units as determined pursuant to Section 13.1. The purchase price of any Call Right shall be delivered in cash at closing. In the event the Manager decides to purchase some, but not all, of the outstanding Units, the SPVCo will effect such purchase on a pro rata basis as to the Members such that each Member shall have a like percentage of Units purchased by the SPVCo.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the SPVCo and take all necessary actions as provided in this Section. If the SPVCo or the Manager exercises an option hereunder, but the SPVCo fails to tender the required consideration at the closing, the transferring Member shall have all rights and remedies against the SPVCo available for breach of contract. In addition, if a Member becomes obligated hereunder to sell all or any Units to the SPVCo and such Member fails to comply with its obligations hereunder, the Manager or SPVCo, as applicable, may at its option, in addition to all other remedies they may have, deliver to the SPVCo the purchase price for such Units as herein calculated. Thereupon, the Manager or SPVCo, as applicable, upon written notice to the selling Member, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Member, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the SPVCo, and thereupon all of such selling Member's rights in and to such Units shall terminate.

ARTICLE 10 - ROLE OF MEMBERS

10.1   Rights or Powers. Except as otherwise expressly provided for in this Agreement or the Act, the Members in such capacity shall not have any right or power to take part in the management or control of the SPVCo or its business and affairs or to act for or bind the SPVCo in any way. No matter may be submitted to the Members for approval without the prior approval of the Manager.

10.2   Nature of Rights and Obligations. Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute a Member an agent or legal representative of the other Members. A Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the SPVCo.

10.3   Outside Activities. Each Member and each Affiliate of such Member shall be entitled to and may have other business interests and may engage in other business activities in addition to those relating to the SPVCo, and may engage in the ownership, operation and management of businesses and activities for its own account and for the account of others, without having or incurring an obligation to offer any interest in such properties, businesses or activities to the SPVCo or any other Member, and no other provision of this Agreement shall be deemed to prohibit any such person from conducting such other businesses or activities, including other investments in the Portfolio Company.

ARTICLE 11 - DISSOLUTION AND LIQUIDATION OF THE SPVCO

11.1 **Limitation**. The SPVCo may be dissolved, liquidated and terminated only pursuant to the provisions of this Article 11, and except as otherwise expressly provided for in this Agreement, the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the SPVCo or a sale or partition of any or all of the SPVCo's assets.

11.2 **Termination of the SPVCo**.

(a) The SPVCo shall dissolve, and the affairs of the SPVCo shall be wound up, upon the earliest to occur of the following events:

(i) the written consent of the Manager;

(ii) upon a liquidation event where 100% of the Units of the SPVCo are exchanged for cash, exchanged for securities in another entity, or in kind; or

(iii) upon the entry of a decree of judicial dissolution pursuant to the Act.

(b) The Manager shall manage the liquidation of the SPVCo in its discretion. No Member may sell all or any portion of its Units after the occurrence of any of the events described in Section 11.2(a).

11.3 **Winding Up Procedures.**

(a) Promptly upon dissolution of the SPVCo (unless the SPVCo is continued in accordance with this Agreement or the provisions of the Act), the affairs of the SPVCo shall be wound up and the SPVCo liquidated. The closing Capital Accounts of all the Members shall be computed as of the date of dissolution as if the date of dissolution were the last day of an Accounting Period in accordance with Article 5, and then adjusted in the following manner:

(i) All assets and liabilities of the SPVCo shall be valued as of the date of dissolution.

(ii) The SPVCo's assets as of the date of dissolution shall be deemed to have been sold at their fair market values (determined in accordance with the provisions of Section 13.1) and the resulting profit or loss shall be allocated to the Members' Capital Accounts in accordance with the provisions of Article 5.

(iii) Profits and losses during the period of winding up and liquidation shall be allocated among the Members in accordance with Article 5.

(b) Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the SPVCo to sell Securities or to make distributions in kind. All cash and each Security distributed in kind after the date of dissolution of the SPVCo shall be distributed to the Members in accordance with Section 11.4 unless such distribution would result in a violation of a law or regulation applicable to a Member, in which event, upon receipt by the Manager of notice to such effect, such Member may designate a different entity to receive the distribution, or designate, subject to the approval of the Manager, an alternative distribution procedure (*provided* such alternative distribution procedure does not prejudice any of the other Members). Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

11.4   Payments in Liquidation. The assets of the SPVCo shall be distributed in final liquidation of the SPVCo to the Members in accordance with Section 7.3.

<h3 style="text-align:center">ARTICLE 12 - FINANCIAL ACCOUNTING, REPORTS AND MEETINGS</h3>

12.1   Financial Accounting; Fiscal Year. The books and records of the SPVCo shall be kept by the Manager or its designee in accordance with the provisions of this Agreement and otherwise in accordance with the accounting methods followed by the SPVCo for federal income tax purposes consistently applied. The SPVCo's fiscal year shall match that of the Portfolio Company.

12.2   Supervision; Inspection of Books. All of the records and books of account of the SPVCo, in whatever form maintained, shall at all times be maintained at the principal office of the SPVCo and shall be open to the inspection and action of the Members or their representatives during reasonable business hours. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interest of the SPVCo or could damage the SPVCo or its business or which the SPVCo is required by law or by agreement with a third party to keep confidential. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

12.3   Reports. The Manager will provide periodic status reports on investments then held as required by the Portfolio Company.

12.4   Tax Returns. The Manager shall use its best efforts to cause the SPVCo's federal, state and local tax returns, IRS Form 1065, Schedule K-1 and any other tax information reasonably requested by a Member, to be prepared and delivered to the Members within ninety (90) days after the close of the SPVCo's fiscal year.

12.5   Partnership Representative. (a) The Manager shall be designated the "partnership representative" within the meaning of Section 6223(a) of the Code (the "***Partnership Representative***") and the Partnership Representative shall be authorized to take any actions necessary under Treasury Regulations or other guidance to cause the Partnership Representative to be designated as such; (b) the SPVCo and each Member agree that they shall be bound by the actions taken by the Partnership Representative, as described in Section 6223(b) of the Code; (c) the Members consent to the election set forth in Section 6226(a) of the Code and agree to take any action, and furnish Partnership Representative with any information necessary, to give effect to such election if the Partnership Representative decides to make such election; (d) any imputed underpayment imposed on the SPVCo pursuant to Section 6232 of the Code (and any related interest, penalties or other additions to tax) that Partnership Representative reasonably determines is attributable to one or more Members shall be promptly paid by such Members to the SPVCo (pro rata in proportion to their respective shares of such underpayment) within fifteen days following its request for payment (and any failure to pay such amount shall result in a subsequent reduction in distributions otherwise payable to such Member plus interest on such amount calculated at the Prime Rate plus two percent (2%)) provided, that in making the determination of which Members (including former Members) any such imputed underpayment is attributable to, the Partnership Representative will allocate any imputed underpayment imposed on the SPVCo (and any related interest, penalties, additions to tax and audit costs) among the Members in good faith taking into account each Member's particular status, including, for the avoidance of doubt, a Member's tax-exempt status; and (e) Sections 15.3 and 15.4 shall each apply to the Manager in its capacity as Partnership Representative.

<h3 style="text-align:center">ARTICLE 13 - VALUATION</h3>

13.1 Valuation. Subject to the specific standards set forth below, and whenever the Manager is required to do so pursuant to this Agreement or otherwise, the valuation of Securities and other assets and liabilities under this Agreement shall be at fair market value. Except as may be required under applicable Treasury Regulations, no value shall be placed on the goodwill or the name of the SPVCo in determining the value of the interest of any Member or in any accounting among the Members.

(a) The following criteria shall be used for determining the fair market value of equity Securities:

(i)   If traded on one or more securities exchanges, including the NASDAQ Stock Market, the value shall be deemed to be the Securities' closing price on the principal of such exchanges on the valuation date.

(ii)   If actively traded over the counter, the value shall be deemed to be the average of the closing bid and ask prices of such Securities on the valuation date.

(iii)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Manager, taking into consideration the purchase price of the Securities, performance of and change in the financial condition of the SPVCo subsequent to the acquisition of the Securities, changes in relevant market conditions, and such other factor or factors as the Manager may deem relevant.

(b) If the Manager in good faith determines that, because of special circumstances, the valuation methods set forth in this Article 13 do not fairly determine the value of a Security, the Manager shall make such adjustments or use such alternative valuation method as it reasonably deems appropriate.

(c) The Manager shall have the power at any time to determine, for all purposes of this Agreement, the fair market value of any assets of the SPVCo. It is currently anticipated that most of the SPVCo's assets will generally be subject to restrictions on resale and generally will have no established trading market. The Manager will value substantially all of the SPVCo's assets at fair value as determined in good faith by the Manager in accordance with its valuation policy.

ARTICLE 14 - CERTAIN DEFINITIONS

14.1   1940 Act. The 1940 Act is the Investment Company Act of 1940, as amended.

14.2   Accounting Period. An Accounting Period shall follow the Accounting Period of the Portfolio Company**.**

14.3   Adjusted Asset Value. The Adjusted Asset Value with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Adjusted Asset Value of any asset contributed by a Member to the SPVCo shall be the gross fair market value of such asset at the time of contribution, as determined by the contributing Member and the SPVCo.

(b) In the discretion of the Manager, the Adjusted Asset Values of all SPVCo assets may be adjusted to equal their respective gross fair market values, as determined by the Manager, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Members pursuant to Article 5, as of the following times: (i) the grant of an additional interest in the SPVCo to any new or existing Member; (ii) the distribution by the SPVCo to a Member of more than a *de minimis* amount of SPVCo assets, unless all Members receive simultaneous distributions of either undivided interests in the distributed property or identical SPVCo assets in proportion to their interests in SPVCo distributions as provided in Section 7.3; (iii) the termination of the SPVCo either by expiration of the SPVCo's term or the occurrence of an event of early termination; and (iv) the liquidation of the SPVCo within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g).

(c) The Adjusted Asset Values of the SPVCo assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m).

14.4   Affiliate. An Affiliate of any person shall mean (a) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with the person specified or (b) such person's immediate family members (excluding family members who do not reside in the same household).

14.5   Capital Account. The Capital Account of each Member shall consist of its original Capital Contribution, (a) increased by any additional Capital Contributions, its share of income or gain that is allocated to it pursuant to this Agreement, and the amount of any SPVCo liabilities that are assumed by it or that are secured by any SPVCo property distributed to it, and (b) decreased by the amount of any distributions to or withdrawals by it, and the amount of any of its liabilities that are assumed by the SPVCo or that are secured by any property contributed by it to the SPVCo. The foregoing provision and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification, *provided that* it is not likely to have more than an insignificant effect on the total amounts distributable to any Member pursuant to Article 7 and Article 11.

14.6   Capital Contribution. A Member's Capital Contribution shall mean the amount of money in U.S. dollars contributed by such Member (or such Member's predecessor in interest) to the SPVCo in respect of such Member's Investment Commitment Amount.

14.7   Code. The Code is the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

14.8   ERISA. ERISA shall mean the Employment Retirement Income Security Act of 1974, as amended.

14.9   Investment Commitment Amount. A Member's Investment Commitment Amount shall mean the amount such Member has committed to invest in the SPVCo with respect to the SPVCo's investment in the Portfolio Company.

14.10   Prime Rate. Prime Rate shall mean the floating commercial rate of interest published in the Wall Street Journal (or its successors) as its prime rate.

14.11   Profit or Loss. Profit or loss shall be an amount computed for each Accounting Period as of the last day thereof that is equal to the SPVCo's taxable income or loss for such Accounting Period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the SPVCo that is exempt from federal income tax and not otherwise taken into account in computing profit or loss pursuant to this Section shall be added to such taxable income or loss;

(b) Any expenditures of the SPVCo described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profit or Loss pursuant to this Section shall be subtracted from such taxable income or loss;

(c) Gain or loss resulting from any disposition of a SPVCo asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Adjusted Asset Value of the asset disposed of rather than its adjusted tax basis; and

(d) The difference between the gross fair market value of all SPVCo assets and their respective Adjusted Asset Values shall be added to such taxable income or loss in the circumstances described in Section 14.3.

14.12   Schedule of Members. Schedule of Members shall be the schedule maintained by the Manager in the books and records of the SPVCo detailing the name, address, Investment Commitment Amount, the Capital Contributions and the number of Units of each Member, and the other information required by this Agreement to be included therein.

14.13   Securities. Securities shall mean securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including partnerships, joint ventures, proprietorships and other business entities.

14.14   Securities Act. Securities Act shall mean the Securities Act of 1933, as amended.

14.15   Treasury Regulations. Treasury Regulations shall mean the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

14.16   Unit. Unit or Units shall mean an ownership interest in the SPVCo representing any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

ARTICLE 15 - OTHER PROVISIONS

15.1   Governing Law. This Agreement shall be governed by and construed under the laws of the State of North Carolina as such law would be applied to agreements among the residents of such state made and to be performed entirely within such state.

15.2   Limitation of Liability of the Members. Except as otherwise required by law, no Member shall be bound by, nor be personally liable for, the expenses, liabilities, or obligations of the SPVCo, whether arising in contract, tort or otherwise.

15.3   Exculpation. None of the Partnership Representative, the Manager, or their respective managers, members, partners, principals, officers, employees, Affiliates or agents shall be liable, responsible or accountable in damages or otherwise to the Members or the SPVCo for honest mistakes of judgment, or for action or inaction, taken in good faith, or for losses due to such mistakes, action, or inaction, or for the negligence, dishonesty, or bad faith of any third party brokers or other agent of the SPVCo, *provided that* such broker or agent was selected, engaged, and retained with reasonable care. The Manager and such persons may consult with counsel and accountants in respect of SPVCo affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants, *provided that* they shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section shall not be construed so as to relieve (or attempt to relieve) any person of any liability by reason of fraud, bad faith, willful misconduct or gross negligence or to the extent (but only to the extent) that such liability may not be waived, modified, or limited under applicable law, but shall be construed so as to effectuate the provisions of such Sections to the fullest extent permitted by law. This Section 15.3 is intended to apply solely for the benefit of the Members, and in no way shall be construed or interpreted as inuring to the benefit of any other person or entity, including, without limitation, creditors of the SPVCo, of the Manager or of the members of the Manager or other third parties.

15.4   Indemnification.

(a) The SPVCo agrees to indemnify, out of the assets of the SPVCo only (of which the Members shall not be obligated to make further Capital Contributions), the Manager, the Partnership Representative and their respective managers, members, partners, principals, officers, employees, Affiliates or agents (the "***Indemnified Parties***") to the fullest extent permitted by law and to save and hold them harmless from and in respect of all (a) reasonable fees, costs, and expenses, including legal fees, paid in connection with or resulting from any claim, action, or demand against the Indemnified Parties that arise out of or in any way relate to the SPVCo, its properties, business, or affairs (but excluding matters solely between or among members of the Manager) and (b) such claims, actions, and demands and any losses or damages resulting from such claims, actions, and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the SPVCo) of any such claim, action or demand; *provided*, *however*, that this indemnity shall not extend to any conduct which constitutes fraud, bad faith, willful misconduct or gross negligence. Expenses incurred by any Indemnified Party in defending a claim or proceeding covered by this Section shall be paid by the SPVCo in advance of the final disposition of such claim or proceeding, *provided* the Indemnified Party (x) uses its, his or her diligent good faith efforts to seek indemnification from all other sources, (y) undertakes to repay such amount if such indemnitee receives indemnification from other sources, and (z) provides a written undertaking to the SPVCo to repay such amount if it is ultimately determined that such Indemnified Party was not entitled to be indemnified. The provisions of this Section 15.4 shall remain in effect as to each Indemnified Party whether or not such indemnified person continues to serve in the capacity that entitled such person to be indemnified.

(b) Solely for purposes of clarification, and without expanding the scope of indemnification pursuant to this Section 15.4, the Members intend that, to the maximum extent permitted by law, as between (i) the Portfolio Company, (ii) the SPVCo and (iii) the Manager and/or its Affiliates, this Section 15.4 shall be interpreted to reflect an ordering of liability for potentially overlapping or duplicative indemnification payments, with the Portfolio Company having primary liability, the SPVCo having only secondary liability, and (if applicable) the Manager and/or its Affiliates having only tertiary and subsequent liability. The possibility that an Indemnified Party may receive indemnification payments from the Portfolio Company shall not restrict the SPVCo from making payments under this Section 15.4 to an Indemnified Party that is otherwise eligible for such payments, but such payments by the SPVCo are not intended to relieve the Portfolio Company from any liability that it would otherwise have to make indemnification payments to such Indemnified Party and, if an Indemnified Party that has received payments from the SPVCo pursuant to this Section 15.4 actually receives duplicative indemnification payments from the Portfolio Company for the same costs, such Indemnified Party shall repay the SPVCo as soon as practicable to the extent of such duplicative payments. To the extent necessary or appropriate under applicable law in order to effect such intention of the Members in the case of potentially overlapping or duplicative indemnification payments by the SPVCo and the Portfolio Company, the SPVCo shall, to the extent permitted by law, have a right of subrogation against the Portfolio Company (exercisable at the sole discretion of the Manager) if the SPVCo makes payments to an Indemnified Party pursuant to this Section 15.4 with regard to the same costs for which such Indemnified Party was otherwise eligible for indemnification payments from the Portfolio Company.

15.5   Governing Law; Waiver of Jury Trial. This Agreement is made in McDowell County, North Carolina, and the rights and obligations of the Interest Owners hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of North Carolina.   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE COMPANY AND THE INTEREST OWNERS HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS OR THE NEGOTIATION, TERMS, OR PERFORMANCE HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.   THE COMPANY AND THE INTEREST OWNERS AGREE THAT ANY OF THEM ARE PERMITTED TO FILE A COPY OF THIS SECTION 15.5 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED-FOR AGREEMENT AMONG THEM.   THE COMPANY AND THE INTEREST OWNERS FURTHER AGREE TO IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN ANY ACTION AND ANY SUCH ACTION IS INSTEAD TO BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

15.6   Execution and Filing of Documents. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one (1) and the same instrument.

15.7   Other Instruments and Acts. The Members agree to execute any other instruments or perform any other acts that are or may be reasonably necessary to effectuate and carry on the limited liability company created by this Agreement.

15.8   Binding Agreement. This Agreement shall be binding upon the transferees, successors, assigns, and legal representatives of the Manager and the Members.

15.9   Notices; Electronic Transmission of Reports. Any notice or other communication that one Member desires to give to the Manager or another Member shall be in writing, and shall be deemed effectively given: (a) upon personal delivery to the Manager or the Member to be notified, (b) when sent by confirmed electronic mail, telex or facsimile if sent during normal business hours of the recipient, or if not, then on the next business day, (c) three business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be addressed to the Manager at the SPVCo's principal office and to a Member at the address shown on the Schedule of Members or at such other address as a Member may designate by ten (10) days' advance written notice to the Manager and the other Members. The Manager shall be entitled to transmit to the Members by e-mail the reports required by Sections 12.3 and 12.4.

15.10   Power of Attorney. By signing this Agreement, each Member designates and appoints the Manager as its true and lawful attorney, in its name, place, and stead to make, execute, sign, and file any amendment to the Articles and such other instruments, documents, or certificates that may from time to time be required of the SPVCo by the laws of the United States of America, the laws of the state of the SPVCo's formation, or any other state in which the SPVCo shall conduct its affairs in order to qualify or otherwise enable the SPVCo to conduct its affairs in such jurisdictions. Such attorney is not hereby granted any authority on behalf of the Members to amend this Agreement except that as attorney for each of the Members, the Manager shall have the authority to amend this Agreement and the Articles (and to execute any amendment to the Agreement or the Articles on behalf of itself and as attorney in fact for each of the Members) as may be required to effect:

(a) Admission of additional Members pursuant to Article 3; and

(b) Transfers of Units pursuant to Article 9.

This power of attorney granted by each Member shall expire as to such Member immediately after the dissolution of the SPVCo or the amendment of the SPVCo's the Schedule of Members to reflect the complete withdrawal of such Member as a Member of the SPVCo.

15.11   Amendment.

(a) Other than as expressly set forth in this Agreement, subject to Section 15.11(b), this Agreement may be amended only by the affirmative vote or written consent of the Manager and the Members holding a majority of the Units.

(b) Notwithstanding Section 15.11(a) or anything else in this Agreement to the contrary, this Agreement shall not be amended without the consent of any Member adversely affected if such amendment would modify the limited liability of a Member or alter the economic interest of a Member, other than on a *pro rata* basis in connection with the admission of a new Member or the withdrawal of a Member pursuant to the terms of this Agreement. Further, no amendment pursuant to this Section 15.11 shall amend or modify any provision requiring the consent of all Members (or a specified percentage in interest of the Members) to a specified action unless such amendment is approved by all Members (or by the percentage in interest specified by the provision in question).

(c) The SPVCo's or Manager's (or its managers', members' or employees') noncompliance with any provision hereof in any single transaction or event may be waived prospectively or retroactively in writing by the same percentage in interest of the Members that would be required to amend such provision pursuant to Section 15.11(a) or 15.11(b). No waiver shall be deemed a waiver of any subsequent event of noncompliance except to the extent expressly provided in such waiver.

15.12   Entire Agreement. This Agreement constitutes the full, complete, and final agreement of the Manager and the Members and supersedes all prior agreements, whether written or oral, between the Manager and the Members with respect to the SPVCo. Notwithstanding the provisions of this Agreement, including Section 15.11, or of any subscription agreement, it is hereby acknowledged and agreed that the Manager on its own behalf or on behalf of the SPVCo, without the approval of any Member or any other person, may enter into a side letter or similar agreement to or with a Member which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or of any subscription agreement, and the Manager, acting in its reasonable good faith discretion, may make all necessary conforming changes to the allocations and distributions required under Articles 5 and 7 of this Agreement and any other provision of this Agreement, so as to give effect to any such modifications. The parties hereto agree that any terms contained in a side letter or similar agreement to or with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement or of any subscription agreement.

15.13   Titles; Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in the interpretation of this Agreement.

15.14   Confidentiality.

(a) This Agreement and all financial statements, tax reports, portfolio valuations, reviews or analyses of potential or actual investments, reports or other materials and all other documents and information concerning the affairs of the SPVCo and its investments, including, without limitation, information about the Portfolio Company (collectively, the "***Confidential Information***"), that any Member may receive or that may be disclosed, distributed or disseminated (whether in writing, orally, electronically or by other means) to any Member or its representatives, pursuant to or in accordance with this Agreement, or otherwise as a result of its ownership of an interest in the SPVCo, constitute proprietary and confidential information about the SPVCo, the Manager and its

Affiliates and the Portfolio Company (the "**Affected Parties**"). Each Member acknowledges and agrees that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Each Member further acknowledges and agrees that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses.

(b) Each Member agrees to hold all Confidential Information in confidence, and not to disclose any Confidential Information to any third party without the prior written consent of the Manager. Notwithstanding the preceding sentence, each Member may disclose such Confidential Information: (i) to its officers, directors, trustees, equity owners, wholly-owned subsidiaries, employees and outside experts (including but not limited to its attorneys and accountants) on a "need to know" basis, so long as such persons are bound by the same duties of confidentiality to the SPVCo as such Member, and so long as such Member shall remain liable for any breach of this Section 15.14 by such persons; (ii) to the extent that such information is required to be disclosed in connection with any civil or criminal proceeding; (iii) to the extent that such information is required to be disclosed by applicable law in connection with any governmental, administrative or regulatory proceeding or filing (including any inspection or examination or any disclosure necessary in connection with a request for information made under a state or federal freedom of information act or similar law), after reasonable prior written notice to the Manager (except where such notice is expressly prohibited by law); (iv) to the extent that such information was received from a third party not subject to confidentiality limitations and such Member can establish that it rightfully received such information from such party other than as a result of the breach of this Section 15.14; (v) to the extent such information was rightfully in such Member's possession prior to the SPVCo's conveyance of such information to such Member, as evidenced by the Member's prior written records; or (vi) to the extent that the information provided by the SPVCo is otherwise available in the public domain in the absence of any improper or unlawful action on the part of such Member. Any Member seeking to make disclosure in reliance on the foregoing clauses (ii) and (iii) above shall use its commercially reasonable efforts to claim any relevant exception under such laws or obligations which would prevent or limit public disclosure of the Confidential Information and provide the Manager immediate notice upon such Member's receipt of a request for disclosure of any Confidential Information pursuant to such laws or obligations.

(c) Each Member also agrees that any document constituting or containing, or any other embodiment of, any Confidential Information shall be returned to the SPVCo upon the Manager's request. Notwithstanding any provision of this Agreement to the contrary, the Manager may withhold disclosure of any Confidential Information (other than this Agreement or tax reports) to any particular Member if the Manager reasonably determines that the disclosure of such Confidential Information to such Member may result in the general public gaining access to such Confidential Information or that such disclosure is not in the best interests of the SPVCo or its investments; *provided, however,* that to the extent that any information is not delivered to a Member based on the Manager's exercise of its discretion under this sentence, such information shall be made available for review, but not copying, during regular business hours at a location mutually determined by the Manager and such Member. In no event shall a Member be denied access to information deliverable pursuant to Section 12.4 of this Agreement.

(d) Each Member agrees to notify such Member's attorneys, accountants and other similar advisers about their obligations in connection with this Section 15.14 and will further cause such advisers to abide by the aforesaid provisions of this Section 15.14. Notwithstanding the foregoing, no Member shall be liable to the SPVCo for any breach of this Section 15.14 by any adviser of such Member if the adviser is bound by an obligation to keep such Confidential Information confidential and such Member agrees to enforce such obligation.

[THE BALANCE OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Operating agreement of North Cove Crowdfunding SPV, LLC as of the date first written above.

SPVCO:

NORTH COVE CROWDFUNDING SPV, LLC

Name:
Title
By:
Address:

MANAGER:

NORTH COVE HOLDINGS, LLC

Name:
Title
By:
Address:

PORTFOLIO COMPANY:

NORTH COVE HOLDINGS, LLC

Name:
Title
By:
Address:

IN WITNESS WHEREOF, the parties have executed this Operating agreement of North Cove Crowdfunding SPV, LLC as of the date first written above.

MEMBERS:

By:
(Signature)

Name:_____

Address: _____

Email:_____

Investment Amount (Capital Contribution): $

EXHIBIT B – COMPANY'S OPERATING AGREEMENT

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

NORTH COVE HOLDINGS, LLC

(A North Carolina Limited Liability Company)

TABLE OF CONTENTS

Schedule I	**Capitalization Schedule**
Schedule II	**Officers**
Schedule III	**Joinder Certificate**
Schedule IV	**Consent to Receive Notices by Electronic Transmission**
Exhibit A	**Managers**
Exhibit B	**Capital Account Maintenance**
Exhibit C	**Special Allocation Rules**
Exhibit D	**Contributed Property**

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

NORTH COVE HOLDINGS, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of North Cove Holdings, LLC (the "Company"), a limited liability company organized pursuant to the North Carolina Limited Liability Company Act, is executed by the Initial Members (defined below) and the Company effective as of the date set forth on the signature page (the "Effective Date") of the Initial Members and the Company and for each other Person executing this Agreement effective as of the date of the Joinder Certificate of such Person. This Agreement shall become legally binding on such other Persons who execute a deliver to the Company a Joinder Certificate, and each of such other Persons will become a Member (defined below), effective as of the date of issuance of Units (defined below) issuable by the Company to such other Person.

WHEREAS, the Company was formed on December 2, 2021 upon the filing of the Articles of Organization. Immediately prior to the Effective Date, the Company was governed by an operating agreement dated April 8, 2022 (the "Prior Operating Agreement") and the parties now desire to amend and restate the Prior Operating Agreement.

WHEREAS, the Company has been organized to own and manage North Cove Entertainment, LLC, a North Carolina limited liability company, and North Cove Properties, LLC, a North Carolina limited liability company, that, together, constitute the North Cove Leisure Club at an address to be chosen by the Managers (defined below) and changed from time to time at their discretion (sometimes herein referred to as the "Company Business").

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements of the parties as set forth herein, the sufficiency of which is hereby acknowledged, the Members and other Interest Owners agree as follows:

ARTICLE I - DEFINITIONS

1.1   Definitions.   The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"704(c) Value" means the fair market value of Contributed Property determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*h*).

"Act" means the North Carolina Limited Liability Company Act, as the same may be amended from time to time.

"Adjusted Capital Account" means the Capital Account maintained for each Interest Owner as of the end of each Company taxable year (i) increased by any amount of a deficit balance in such Capital Account which such Interest Owner is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(*c*), 1.704-2(g)(1) and

1

1.704-2(i) and (ii) decreased by the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(*d*)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(*d*)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to any Interest Owner, the deficit balance, if any, in such Interest Owner's Adjusted Capital Account as of the end of the relevant Company taxable year.

"Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Exhibit B hereof.

"Affiliate" means, with respect to any Person, any Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, the specified Person or is a director or officer of such Person.

"Agreed Value" means (i) in the case of any Contributed Property set forth in Exhibit D and as of the time of its contribution to the Company, the Agreed Value of such property as set forth in Exhibit D; (ii) in the case of any Contributed Property not set forth in Exhibit D and as of the time of its contribution to the Company, the 704(c) Value of such property, reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed; and (iii) in the case of any property distributed to an Interest Owner by the Company, the Company's Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Interest Owner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Treasury Regulations thereunder.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Award Agreement" means an agreement by and between the Company and an employee, consultant, contractor or other service provider to the Company pursuant to which the Company issues Award Units constituting a Profits Interest.

"Award Unit" means Class B Units granted by the Company under an Award Agreement.

"Book Depreciation" means, for each Fiscal Year of the Company with respect to a particular asset of the Company, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for the Fiscal Year, except that if, as of the beginning of the Fiscal Year, the Carrying Value of the asset differs from its adjusted basis for federal income tax purposes, Book Depreciation for that asset will be an amount that bears the same ratio to its Carrying Value at the beginning of the year as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to that asset for the Fiscal Year bears to its adjusted tax basis at the beginning of the year; except that if the asset's adjusted basis for federal income tax purposes at the beginning of a Fiscal Year is zero, the Book Depreciation for that asset will be determined with reference to its book value using any reasonable method selected by the Managers.

"Book-Tax Disparities" means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. An Interest Owner's share of the Company's Book-Tax Disparities in all of its

Contributed Property and Adjusted Property will be reflected by the difference between such Interest Owner's Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Interest Owner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

"Budget Act" shall have the meaning set forth in Section 9.6(a).

"Call Right" shall have the meaning set forth in Section 10.4.

"Capital Account" means for each Interest Owner the account established pursuant to Section 8.2 hereof and maintained in accordance with the provisions of this Agreement.

"Capital Contribution" means, with respect to any Interest Owner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Interest Owner contributes or is deemed to contribute to the Company pursuant to Article VIII hereof.

"Capital Proceeds" shall mean the gross receipts of the Company or consideration payable to the Interest Owners in connection with a Capital Transaction following deduction of the following, to the extent paid out of such proceeds: (i) any reasonable expenses incurred in connection with the transaction giving rise to such proceeds or paid out of such proceeds (including fees, costs and expenses such as brokerage fees and all legal fees and expenses), (ii) any amounts set aside for the establishment or replenishment of the reasonable reserves, escrow or similar holdback as required pursuant to such Capital Transaction, and (iii) payment of any indebtedness with the proceeds of such Capital Transaction. Any balance in a reserve, escrow or similar holdback set aside pursuant to clause (ii) above remaining after the payment of sums necessary to satisfy the purpose for which such reserve, escrow or similar holdback was created shall be released from such reserves, escrow or similar holdback to the Company and thereupon shall be deemed Capital Proceeds. For the avoidance of doubt, Change of Control Proceeds shall be deemed to be Capital Proceeds and distributed as such pursuant to this Agreement.

"Capital Transaction" means any of the following: (i) a sale, exchange, transfer, assignment or other disposition of all or a substantial portion of the assets of the Company (but not including sales in the ordinary course of business); (ii) a Change of Control in the Company; (iii) any collection in respect of property, hazard, or casualty insurance (but not business interruption insurance) or any damage award of Company; or (iv) any other transaction the proceeds of which, in accordance with generally accepted accounting principles, are considered to be capital in nature.

"Capitalization Schedule" has the meaning given in Section 3.2.

"Carrying Value" means (i) with respect to a Contributed Property, the 704(c) Value of such property, reduced (but not below zero) by all Book Depreciation with respect to such Contributed Property charged to the Interest Owners' Capital Accounts following the contribution of or adjustment with respect to such Contributed Property, and (ii) with respect to any other Company property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B hereof, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Company properties, as deemed appropriate by the Managers.

"Change of Control" means (i) a consolidation, merger or other business combination of the Company or the Company Subsidiaries with or into one or more Persons, or of one or more Persons with or into the Company or the Company Subsidiaries, pursuant to which the Members holding the Class A

Units immediately prior to such transaction or transactions hold less than 50% of the voting power of the surviving entity, (ii) a sale of all or substantially all of the assets of the Company or of the Company Subsidiaries, (iii) a liquidation, dissolution or other winding-up of the affairs of the Company or of the Company Subsidiaries, or (iv) the acquisition by any "person" or "group" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of Units or Unit Equivalents that in the aggregate (after giving effect to the conversion, exercise or exchange of any such Unit Equivalents (including those the conversion, exercise or exchange of which is subject to a contingency or lapse of time)) are equal to more than fifty percent (50%) of the then-outstanding Units.

"Change of Control Proceeds" means the proceeds, including cash and securities, receivable by the Interest Owners in connection with a Change of Control described in subsections (i) and (iv) of the definition of Change of Control in which the consideration payable for Ownership Interests is paid directly to the Interest Owners.

"Class A Units" has the meaning given in Section 3.4(a).

"Class B Unit Grant Plan" has the meaning given in Section 3.4(b).

"Class B Units" has the meaning given in Section 3.4(b).

"Class C Units" has the meaning given in Section 3.4(c).

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Company Business" has the meaning given in the Preamble.

"Company Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(2), and the amount of Company Minimum Gain, as well as any net increase or decrease in a Company Minimum Gain, for the Company's taxable year shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(d).

"Company Official" means any Person exercising any management authority over the Company whether the Person is a Manager or referred to as a Manager, director or officer or given any other title.

"Company Purpose" means the Company's purpose, which is (a) to engage in the Company Business for the production of income and profit; (b) to produce a public benefit while operating in a responsible and sustainable manner, including activities that positively contribute to the economic growth and general quality of life for the citizens and visitors to the greater Marion, North Carolina area; and (c) such other activities as are reasonably incidental to the foregoing.

"Company Representative" has the meaning set forth in Section 9.6(a).

"Company Subsidiary" means any Person Controlled by the Company.

"Contributed Property" means property contributed to the Company by an Interest Owner.

"Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management, policies or affairs of a Person, whether through ownership of voting securities, by contract, as executor or trustee, or otherwise. The existence and possession of Control with respect to a Person shall be determined by the Managers, provided that a Person's ownership, directly or indirectly, of more than 50% of the voting power or the value of another Person shall be deemed to constitute Control of such Person.

"Covered Person" means (i) each Member, (ii) each Manager, (iii) each Company Official and (iv) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member, each Manager and each Company Official, and each of their Affiliates.

"Distributable Operating Cash" shall mean, for any period, the excess, if any, of (a) the aggregate, consolidated sum of the gross receipts during such period of any kind and description but excluding (x) Capital Proceeds and (y) Capital Contributions, minus (b) the sum of the following cash expenditures or reserves: (i) cash expenditures for operating expenses, including, without limitation, all operating expenses related to the operation of the Company Business; and (ii) cash expenditures for capital improvements and other expenses of a capital nature with respect to the Company Business. In no event shall any deduction be made for non-cash expenses such as depreciation, amortization or the like.

"Drag-along Notice" has the meaning set forth in Section 10.5(b).

"Drag-along Interest Owner" has the meaning set forth in Section 10.5(a).

"Drag-along Sale" has the meaning set forth in Section 10.5(a).

"Economic Capital Account" means, with respect to any Interest Owner, such Interest Owner's Capital Account as of the date of determination, after crediting to such Capital Account any amounts that the Interest Owner is deemed obligated to restore under Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

"Economic Interest" means the proprietary interest of an Interest Owner in the capital, income, losses, credits and other economic rights and interests of the Company, including the right of an Interest Owner to receive distributions from the Company.

"Economic Interest Owner" means a Person who owns an Economic Interest but is not a Member.

"Fair Market Value" means the fair market value of the Company as determined by the Managers. Such determinations of Fair Market Value shall be made by the Managers in good faith. The Managers may consult with, rely upon the advice of, or engage third parties to provide valuation services in connection with their determination of Fair Market Value when necessary, appropriate or advisable as determined by the Manages in their sole discretion.

"Fiscal Year" means the calendar year.

"Incapacity" means, with respect to any individual, the determination that such individual lacks the capacity to manage his or her affairs or make decisions regarding himself or herself, his or her family or his or her property, as determined by a court of competent jurisdiction or as reasonably determined by the Managers.

"Independent Third Party" means, with respect to any Member, any Person who is not an Affiliate of such Member.

"Initial Members" means Luke Peniston and Kyle Sims and their respective Successors.

"Interest Owner" means a Member or an Economic Interest Owner.

"Interest Owner Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i)(2) and shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Interest Owner Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

"Interest Owner Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(1), and the amount of Nonrecourse Deductions for a Company taxable year shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(i)(2).

"Involuntary Transfer" means, with respect to Ownership Interests of any Interest Owner, any involuntary Transfer or Transfer by operation of law of such Ownership Interests by or in which such Interest Owner shall be deprived or divested of any right, title or interest in or to the Ownership Interests, including, without limitation, by seizure under levy of attachment or execution, by foreclosure upon a pledge, in connection with any voluntary or involuntary bankruptcy or other court proceeding to a debtor in possession, trustee in bankruptcy or receiver or other officer or agency, pursuant to any statute pertaining to escheat or abandoned property, pursuant to a divorce or separation agreement or a final decree of a court in a divorce action, or upon or occasioned by the death of any Interest Owner and to a legal representative of any Interest Owner.

"Losses" has the meaning given in Section 7.3.

"Major Decisions" means entering into contracts or agreements between the Company and the Managers or their Affiliates other than contracts or agreements obligating the Company to pay reasonable compensation to the Persons who are Managers, not for the performance of their duties and responsibilities as Managers under this Agreement, but rather for their provision of day-to-day services on behalf of the Company.

"Majority" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"Majority in Interest" means, with respect to any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the Ownership Interests owned by all of such referenced group of Members; provided, that, if there is not a referenced group of Members, it means Class A Members own more than fifty percent (50%) of the Class A Units owned by all Class A Members.

"Manager" means the Person appointed as Manager as provided herein or any other Person that succeeds such Manager in its capacity as manager or any other Persons who are appointed to act as managers of the Company as provided herein. "Managers" refers to such Persons as a group. "Managers" shall be interpreted to mean a sole Manager at any time there is only one (1) Manager.

"Member" means each Person designated as a member of the Company on Schedule I hereto, or any additional member admitted as a member of the Company in accordance with Article X. "Members" refers to such Persons as a group.

"Net Capital Contributions" means, with respect to an Interest Owner as of any given time, an amount equal to (x) the aggregate value of the Capital Contributions made by such Interest Owner to the Company as of such time (such value determined at the time of contribution), minus (y) the aggregate value of the cash and other assets distributed by the Company to such Interest Owner pursuant to Sections 9.2(a) and (b) as of such time (such value determined at the time of distribution).

"Net Income" and "Net Loss" have the meanings given in Section 1.B of Exhibit B.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Company taxable year shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(c).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Ownership Interest" means all of an Interest Owner's rights and obligations as an Interest Owner in the Company as provided in this Agreement or as otherwise provided by the Act. Reference to any Ownership Interest shall include a portion of such Ownership Interest. As to any Interest Owner, depending upon the context, Ownership Interest shall mean the Units set forth opposite such Interest Owner's name on Schedule I hereto.

"Person" means an individual, a trust, an estate, or a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, a pension or profit-sharing plan, or another entity.

"Profits Interest" has the meaning provided in Revenue Procedures 93-27 and 2001-43 issued by the Internal Revenue Service.

"Profits Interest Hurdle" means the amount specified as the Profit Interest Hurdle with respect to Award Units set forth in any Award Agreement. The Profits Interest Hurdle applicable to any Award Unit issued pursuant to any Award Agreement shall be no less than the amount determined by the Managers to be necessary to cause such Award Unit to constitute a Profits Interest.

"Secretary of State" means the Secretary of State of North Carolina.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time.

"Selling Class A Member" has the meaning set forth in Section 10.5(a).

"Subscription Agreement" has the meaning set forth in Section 10.1.

"Successor" has the meaning given in Section 12.11.

"Target Balance" means, with respect to any Interest Owner as of the close of any period for which allocations are made under Article IX, the amount such Interest Owner would receive (or be required to contribute) in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of such hypothetical liquidation:

(i)   a sale of all the assets of the Company at prices equal to their then Carrying Values (taking into account only those revaluations of Carrying Values actually made by the Interest Owners prior to such hypothetical sale); and

(ii)   the distribution of the net proceeds thereof to the Members pursuant to Article IX (after the payment of all actual Company indebtedness, and any other liabilities related to the Company's operations and assets, limited, in the case of Nonrecourse Liabilities, to the collateral securing or otherwise available to satisfy such liabilities).

"Tax Distributions" has the meaning set forth in Section 9.2(d).

"Transfer" means, directly or indirectly, any sale, transfer, assignment, hypothecation, pledge or other disposition of an Ownership Interest or any interests therein.

"Treasury Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Two-Thirds Interest" means, with respect to any referenced group of Members, a combination of any of such Members who, in the aggregate, own at least sixty-seven percent (67%) of the Ownership Interests owned by all of such referenced group of Members.

"Unit" means each of the Class A Units, Class B Units, Class C Units and any other class of Units that represents an Ownership Interest in the Company and that may from time to time be outstanding. Reference to any Unit shall include a portion of such Unit.

"Unit Equivalents" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"Unvested Award Units" means, as of any date of determination, any Award Units that are not Vested Award Units as of such date.

"Vested Award Units" means, as of any date of determination, those Award Units that have vested in accordance with the provisions of the applicable Award Agreement as of such date.

ARTICLE II - FORMATION OF THE COMPANY

2.1   Formation. The Company was formed on December 2, 2021 upon the filing with the Secretary of State of the Articles of Organization of the Company. In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and termination of the Company shall be governed by this Agreement, the Articles of Organization and the Act.

2.2   Name. Unless the Company chooses to transact business under an assumed name, the Company will transact business under its legal name, North Cove Holdings, LLC. The legal name of the

Company may be changed from time to time by amendment of the Articles of Organization. The Company may transact business under an assumed name by filing an assumed name certificate in the manner prescribed by applicable law.

2.3   Registered Office and Registered Agent. The Company's initial registered office is located at 210 Blue Ridge Dr N, Marion, NC 28752, and the name of its initial registered agent at such address is Kyle Sims. The Company may change its registered agent and registered office from time to time as the Managers may from time to deem necessary or advisable in their discretion.

2.4   Principal Place of Business. The principal place of business of the Company within the State of North Carolina shall be at such place as the Managers may from time to time determine. The Company may locate its place(s) of business and registered office at any other place or places as the Managers may from time to time deem necessary or advisable in their discretion.

2.5   Term. The Company shall continue in existence until dissolved in accordance with the Act, the Company's Articles of Organization or this Agreement.

2.6   Purposes and Powers.

(a)   The Company shall engage only in the Company Purpose.

(b)   The Company shall have any and all powers which are necessary or desirable to carry out the Company Purpose, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

ARTICLE III - MEMBERS

3.1   Nature of Interest Owners' Interests. Ownership Interests shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Interest Owner nor a Successor of such Interest Owner shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company.

3.2   Names and Addresses of Interest Owners. Ownership Interests will not be evidenced by certificates issued by the Company. The names and Ownership Interests of the Members and the Economic Interest Owners, if any, shall be recorded on a capitalization schedule in the form attached hereto as Schedule I (the "Capitalization Schedule") and other books and records maintained by the Company. The Capitalization Schedule shall be kept with books and records of the Company and amended by the Company as of the effectiveness of any Transfer or subsequent issuance of any Ownership Interest.

3.3   Admission of Members.

(a)   In the case of a Person acquiring an Ownership Interest directly from the Company, the Person shall become a Member with respect to such Ownership Interest upon compliance with the requirements of Section 10.7 and making a Capital Contribution as specified in Section 8.1.

(b)   An Economic Interest Owner shall become a Member on compliance with the requirements of Section 10.7 or in the manner permitted under Section 57D-6-01(3) of the Act if the Company ceases to have any Members.

(c)   Any Person may become a Member unless such Person lacks capacity or is otherwise prohibited from being admitted by applicable law.

3.4   Classes of Units.   Subject to the authority of the Managers to create other classes of Units in the Company as provided in Section 3.4(d), there shall be three separate and distinct classes of Units in the Company, in each case, with the rights and privileges as are specified in this Agreement. The Ownership Interests of the Interest Owners in the Company shall be represented by Units of different classes, as follows:

(a)   Each "Class A Unit" shall represent an Ownership Interest in the Company, shall be designated as a Class A Unit of the Company and shall be entitled to the distributions and allocations provided therefor in Article IX. Concurrently with the effectiveness of this Agreement, the Company has issued the Initial Members the number of Class A Units set forth in the Capitalization Schedule for the Capital Contribution specified therein.

(b)   Each "Class B Unit" shall represent an Ownership Interest in the Company, shall be designated as a Class B Unit of the Company and shall be entitled to the distributions and allocations provided therefor in Article IX. Certain of the preferences, rights and restrictions of the Class B Units are specified in this Section 3.4(b) below. Other than the Class B Units issued to LiveVested, LLC, Class B Units will be issued pursuant to a plan (the "Class B Unit Grant Plan") adopted by the Managers providing for the following preferences, rights and restrictions:

(i)   Issuance. Class B Units may be issued from time to time to employees, consultants, independent contractors, service providers and strategic partners of the Company and any of the Company Subsidiaries by the Managers, in their discretion.   The Managers shall determine, at the time of issuance of any Class B Units, a Profits Interest Hurdle for each such Class B Unit.   The Managers shall maintain a schedule indicating (i) the date of issuance of Class B Units; and (ii) the Profits Interest Hurdle for each Class B Unit. The beginning Capital Account of any Interest Owner to whom Class B Units are issued shall be zero. Class B Units shall be nonvoting.

(ii)   Vesting; Forfeiture; Repurchase. Unless otherwise provided in the Award Agreement, Class B Units shall be unvested at issuance and all unvested Units shall vest in accordance with the applicable Award Agreement; provided, however that (A) all unvested Class B Units shall vest upon the occurrence of a Change of Control, (B) all unvested Class B Units held by employees, consultants, independent contractors or service providers shall be forfeited on the date such Person's relationship in such capacity with the Company and the Company Subsidiaries terminates for any or no reason (whether by such Person, the Company or any of the Company Subsidiaries), including by reason of such Person's death or disability; (C) all Class B Units (vested and unvested) held by any Person shall be forfeited on the date of termination for cause (as defined in the Class B Unit Grant Plan) of such Person's relationship with the Company or any of the Company Subsidiaries as an employee, consultant, independent contractor, service provider or strategic partner (whether by the Company or any of the Company Subsidiaries); and (D) all Class B Units held by any Person (vested and unvested) shall be forfeited on the date such Person acts in violation of such Person's non-compete, non-solicit or non-disclosure arrangement with the Company or any of the Company Subsidiaries. Class B Units that are forfeited by any Person as provided herein may be re-issued to any Person by the Managers in their discretion in accordance with Section 3.4(b)(i).

(iii)   Notwithstanding anything to the contrary in Section 10.2, the Company shall have the right, but not the obligation, upon written notice to such Person, to repurchase all, but not less than all, of the vested Class B Units (to the extent not forfeited) of any Person in the event of the termination of such Person's relationship with the Company or any of the Company Subsidiaries as an employee, consultant, independent contractor, service provider or strategic partner (whether by such Person, the Company or any of the Company Subsidiaries) for any reason, including by reason of such Person's death or disability. The purchase price for any Class B Units repurchased under this Section 3.4(b)(iii) shall be the Fair Market Value of such Class B Units, and shall be paid in installments as follows: ten percent (10%) of the purchase price shall be paid at the closing of the purchase and sale of the Ownership Interests, and ninety percent (90%) shall be paid in five (5) equal annual installments, the first installment to be paid on the first anniversary of the closing of the purchase and sale. The deferred balance of the purchase price in each case shall be evidenced by a promissory note of the purchaser(s) bearing interest at a fixed annual rate equal to the Wall Street Journal Prime Rate at the time of the closing.

(iv) Notwithstanding anything contained herein to the contrary, the number of Class B Units that the Company may issue pursuant to the Class B Unit Grant Plan, when combined with any Class B Units already issued and outstanding, shall not exceed ten percent (10%) of the aggregate total of Units outstanding as of the date of the proposed grant.

(v) Class B Units as Profits Interests. Absent a contrary determination by the Managers following the date hereof based on a change in law governing the taxation of Profits Interests, (i) the Company and each Member shall treat each Class B Unit as a Profits Interest; (ii) the Company and each Member shall treat each holder of a Class B Unit as the owner of such interests from the date such interests are granted until such interests are forfeited or otherwise disposed of; and (iii) each holder of a Class B Unit agrees to take into account such distributive share of the Company's Net Income, Net Losses, and items thereof in computing such holder's U.S. federal income tax liability for the entire period during which such holder holds such Class B Unit. The Managers are hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as it deems necessary or appropriate to comply with the requirements of, or address changes to, any law applicable to the taxation of "profits interests."

(vi) Section 83(b) Election. Each Person who is issued a Class B Unit that is substantially nonvested, within the meaning of Section 1.83-3(b) of the Treasury Regulations, at the time of issuance shall file a valid and timely election pursuant to Section 83(b) of the Code with respect to such Class B Unit and provide a copy of the election to the Company.

(vii) Safe Harbor Election. The Members acknowledge that IRS Notice 2005-43 announces an election (the "Safe Harbor Election") to become operative when certain future guidance is issued by the IRS, which will consist of the filing of an election that the Company intends to treat the issuance of a profits interest in exchange for services as the issuance of an interest which has no capital account or current liquidation value and thus to take no deduction for it, and agree that the Company shall be authorized to make such Safe Harbor Election as set forth in Notice 2005-43 in accordance with such future guidance, if any, as may be applicable at the time of an issuance of a profits interest by the Company. Each Member agrees to comply with all requirements of the Safe Harbor Election, including, without limitation, filing its income tax returns consistently with the intended treatment under such Safe Harbor Election. A Member's obligations to comply with the requirements of this Section 3.4(b)(vii) shall survive such Member's ceasing to be a Member of the Company and/or termination, dissolution, liquidation and winding up of the Company.

(c) Each "Class C Unit" shall represent an Ownership Interest in the Company, shall be designated as a Class C Unit of the Company, shall be issued in exchange for a Capital Contribution, and shall be entitled to the distributions and allocations provided therefor in Article IX. Class C Units shall be nonvoting.

(d)   <u>Additional Members and Units</u>. The Managers may issue Units of different classes (which may be existing classes or new classes) and admit Persons as Members in exchange for such contributions to capital or such other consideration (including past or future services) and on such terms and conditions as the Managers deem appropriate. Promptly following the issuance of Units, the Managers shall amend the books and records of the Company, including the Capitalization Schedule, to reflect the number and class(es) of Units issued and, in the case of Units issued other than in connection with the performance of services for the Company, the Capital Contribution for such Units.

(e)   <u>Voting</u>. Each Class A Unit shall entitle the holder thereof to cast one vote on any matter on which all Class A Members are entitled to vote as expressly stated in this Agreement and on no other matter, including any matter specified in Section 57D-3-03 of the North Carolina General Statutes. Class B Units and Class C Units shall be nonvoting.

ARTICLE IV - MEETINGS OF MEMBERS

4.1   Special Meetings of Members. The Members shall not have a designated regular annual meeting; however, special meetings of the Members may be called from time to time by the Managers or by the holders of not less than thirty percent (30%) of all the Class A Members, for the purpose of considering matters requiring action of the Members. Business transacted at all such meetings shall be confined to the purpose or purposes stated in the notice.

4.2   Notice of Meetings of Members. Written notice stating the place, time, and the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) nor more than sixty (60) days before the date of the special meeting, to each Member of record as of the date on which said notice is delivered (electronically by email or otherwise). A Member's attendance at or participation in a meeting waives any required notice to such Member of the meeting unless such Member, at the beginning of the meeting (or promptly upon the Member's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

4.3   Actions by Members. Except as otherwise required by this Agreement, any act of the Members shall be by the affirmative vote of a Majority in Interest of Members. All actions of the Members provided for herein may be taken by written consent without a meeting. Any such action which may be taken by the Members without a meeting shall be effective only if the consents are in writing (which writing may be electronic, such as by e-mail), set forth the action so taken, and are signed (including an electronic signature that complies with the Uniform Electronic Transactions Act as adopted in North Carolina) by Members holding the Ownership Interest required by this Agreement to take such action and who are eligible to vote on such action. Prompt notice of any actions taken without a meeting by less than unanimous written consent shall be given to those Members that did not consent thereto in writing and that, if the actions had been taken at a meeting held on the date of such consent, would have been entitled to vote thereon. Members may participate in any meeting of the Members by means of a conference telephone or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

4.4   Registered Interest Owners. The Company shall be entitled to treat the holder of record of any Ownership Interest as the holder in fact of such Ownership Interest for all purposes, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Ownership Interest on the part of any other Person, whether or not it shall have express or other notice of such claim or interest, except as expressly provided by this Agreement or the laws of North Carolina.

4.5   Proxies. A Member may appoint a proxy to vote or otherwise act for such Member by signing an appointment form, either personally or by such Member's attorney-in-fact. An appointment in the form of an electronic record that bears the Member's electronic signature and that may be directly reproduced in paper form by an automated process shall be deemed a valid appointment form within this Section 4.5. An appointment of a proxy is effective when received by a Manager, the Secretary of the Company, if any, or other officers or agent authorized to tabulate votes. An appointment is valid for 11 months unless a different period is expressly provided in the appointment form. An appointment of proxy is revocable by the Member unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

ARTICLE V - RIGHTS AND DUTIES OF MANAGERS

5.1   Management.

(a)   The business and affairs of the Company shall be managed by the Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary to or incident to the management of the Company's business, except only as to those acts and things as to which approval by the Members is expressly required by this Agreement. At any time when there is more than one Manager, approval of any action or decision of Managers under this Agreement shall require the consent of a Majority of Managers (unless a greater number is required by this Agreement). The Managers may elect one or more of the following officers: (i) Chief Executive Officer (the "CEO"), (ii) President, (iii) Vice President, (iv) Secretary and (v) Chief Financial Officer who may, but need not be Members or Managers of the Company, with such duties and responsibilities as specified in Schedule II and who shall receive such compensation as may be designated by the Managers, subject to any applicable restrictions specifically provided in this Agreement or contained in the Act.

(b)   Except only as to those acts and things as to which approval by the Members is expressly required by this Agreement, the authority of the Managers shall include the following:

(i)   To acquire, hold (in the Company's name), maintain, manage, improve, develop, construct, operate, lease, sell, mortgage, transfer, convey, exchange, refinance, or otherwise dispose of or deal with the assets of the Company or any part thereof, at such price and upon such terms as the Managers deem in the best interests of the Company;

(ii)   To employ, on behalf of the Company, legal, financial, accounting and operational agents, counsel and assistance, as well as initial and nonrecurring professional evaluation, advice and recommendation concerning and with respect to the operation, financing and disposition of the assets of the Company and to employ Persons in the operation and management of the business of the Company on such terms and for such compensation as the Managers shall determine;

(iii)   To open accounts and deposits and maintain funds in the name of the Company in banks or savings and loan associations; provided, however, that the Company's funds shall not be commingled with the funds of any other Person and, further, to invest in short-term debt obligations (including obligations of federal and state government and their agencies, commercial paper, and certificates of deposit of commercial banks, savings banks, or savings and loan associations) such funds as are temporarily not required for investment in the business of the Company or distribution to the Interest Owners;

(iv)   To cause the Company to make or revoke any of the elections permitted the Company by any taxing authority or made pursuant to the Code at the entity level;

(v)   To borrow money (and execute promissory notes) for the business of the Company, and, if security is required therefor, to mortgage or subject any Company asset to any security device as collateral for any borrowing, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any note or any security device;

(vi)   To execute, sign, and deliver in furtherance of any or all of the purposes of the Company, any and all agreements, contracts, documents, certifications, subscriptions and other instruments necessary or convenient in connection with the business of the Company, all of which may contain such terms, provisions, and conditions as the Managers, in their discretion, shall deem appropriate and to do any and all other acts or things necessary, proper, convenient, or advisable to effectuate and carry out the intent and purposes of the Company;

(vii)   To require in any Company contracts that the Managers and Interest Owners shall not have any personal liability thereon but that the Person contracting with the Company is to look solely to the Company and its assets for satisfaction;

(viii)   To sell or otherwise dispose of any portion of the assets of the Company;

(ix)   To merge the Company into or with another Person;

(x)   To convert the Company into a corporation;

(xi)   To pay or reimburse any and all actual fees, costs and expenses incurred in the formation and organization of the Company;

(xii)   Notwithstanding anything herein to the contrary, to amend this Agreement and the Articles of Organization without the consent or vote of any of the Members: (i) to reflect the reduction of the Capital Accounts upon the return of capital to the Interest Owners; (ii) to add to the representations, duties or obligations of the Managers or surrender any right or power granted to the Managers herein, for the benefit of the Interest Owners; (iii) to cure any ambiguity or to correct or supplement any provision herein that may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement; (iv) to amend the provisions of Article IX relating to the allocations among the Interest Owners if the allocations provided therein are unlikely to be respected for federal income tax purposes (to the appropriate extent necessary to effect the plan of allocations and distributions provided in this Agreement); and (v) to update Schedule I or Exhibit A hereto from time to time to appropriately reflect any changes in the information set forth thereon. New allocations made by the Managers described above shall be deemed to be made pursuant to the fiduciary obligation of the Managers to the Company and the Interest Owners, and no such new allocation shall give rise to any claim or cause of action by any Interest Owner;

(xiii) To do all acts that the Managers deem necessary or appropriate for the protection and preservation of the Company assets, including the establishment of reserves;

(xiv) To compromise, submit to arbitration, sue on or defend all claims in favor of or against the Company;

(xv) To engage in any kind of activity and to perform and carry out contracts of any kind necessary, in connection with or incidental to the accomplishment of the purposes of the Company as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is organized or operating; and

(xvi) To consent to, approve, vote on, or take any other action on behalf of the Company that requires the consent, approval, vote or action of the Company as a member of any Company Subsidiary, if any, with respect to any of the matters described in (i) through (xv) of this Section 5.1(b), including without limitation, amending or modifying the operating agreement of any Company Subsidiary and the execution and delivery by the Company of the operating agreement of any Company Subsidiary.

No Person dealing with the Managers shall be required to determine their authority to make any commitment or undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of its authority. In addition, no purchaser of any asset owned by the Company shall be required to determine the sole and exclusive authority of any Managers to sign and deliver on behalf of the Company any such instrument of transfer, or to see the application of distribution of revenues or proceeds paid or credited in connection therewith, unless those purchasers shall have received written notice from the Company affecting the same.

5.2 Action Requiring Member Approval. Notwithstanding the provisions of Section 5.1, above, any Major Decision shall require the approval of the Managers and a Majority in Interest of the Class A Units.

5.3 Number and Qualifications. There shall initially be two (2) Managers of the Company. The names of the Managers are listed on <u>Exhibit A</u> hereto and made a part hereof, as amended upon any change of Manager. The number of Managers of the Company may be fixed from time to time by the affirmative vote of a Majority in Interest of the Members holding Class A Units, but in no instance shall any decrease in the number of Managers have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of North Carolina or Members of the Company.

5.4 Term of Office. Each Manager shall hold office until the death or dissolution of such Manager, or until his or its resignation or removal from office in the manner provided in this Agreement or in the Act.

5.5 Resignation. Any Manager of the Company may resign at any time by giving written notice to all of the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

5.6 Removal. At any special meeting of the Members called expressly for that purpose, all or any lesser number of Managers may be removed at any time, only for Cause, by the affirmative vote of a Two-Thirds Interest of the Members (including holders of Class A Units, Class B Units and Class C Units) voting as group, not separately as a class, may remove the Managers, at any time following a determination of Cause and a failure of the Managers to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Managers of such removal. For purposes of applying this Section, the Managers shall be deemed to have cured any determination of Cause if they terminate or cause the termination of employment with the Managers and their Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.6, "Cause" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Managers to perform their duties under this Agreement, or (B) a nonappealable, final determination by a court of competent jurisdiction that the Managers have committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Managers to perform their duties under this Agreement.

5.7   Vacancies. Any vacancy occurring for any reason in the Managers of the Company may be filled by the affirmative vote of the Managers, except for a vacancy occurring in the Managers by reason of an increase in the number of Managers, which shall be filled by the affirmative vote of a Majority in Interest of Members holding Class A Units at a special meeting of the Class A Members called for that purpose.

5.8   Inspection of Books and Records. Any Manager shall have the right to examine all books and records of the Company for a purpose reasonably related to such Manager's position as a Manager.

5.9   Compensation. Except for contracts or agreements obligating the Company to pay reasonable compensation to the Managers for their provision of day-to-day services on behalf of the Company for services unrelated to their duties and responsibilities as Managers, the compensation of the Managers of the Company and their Affiliates shall be determined from time to time by an affirmative vote of a Majority in Interest of the Members or by contract approved by an affirmative vote of a Majority in Interest of the Members. The Managers shall be entitled to reimbursement for all expenses of the Company incurred or paid by them on behalf of the Company, including travel, the actual cost of goods and materials used by the Company, legal fees, and accounting and bookkeeping fees charged to the Company.

ARTICLE VI - MEETINGS OF MANAGERS

6.1   Annual or Regular Meeting of Managers. There shall be no regularly scheduled meeting of Managers unless the Managers, by action of the Managers, resolve to meet at a regularly scheduled time.

6.2   Special Meetings of Managers. If there is more than one Manager, special meetings of the Managers may be called from time to time by any Manager at such time and place designated in the notice of meeting.

6.3   Notice of Meeting. Notice of all meetings of Managers, unless waived by attendance or by written consent, shall be given at least two (2) business days before the date of such meeting. Said notice shall state that the meeting shall be held at the principal place of business of the Company or any other place within the State of North Carolina appropriate for holding such a meeting, the date and hour of the meeting, and its purpose or purposes. Absent the written consent of a Majority of the Managers to take other action, the business transacted at such special meeting shall be limited to such purpose or purposes as stated in the notice. A Manager's attendance at or participation in a meeting waives any required notice to such Manager of the meeting unless such Manager, at the beginning of the meeting (or promptly upon the Manager's arrival), objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

    6.4 **Action by Managers at Meeting; Voting.** Action by the Managers at a duly called regular or special meeting shall be governed by the following terms and conditions:

    (a) Every act or decision done by the Managers shall require approval of a Majority of the Managers.

    (b) Managers may participate in any meeting of the Managers remotely either by means of conference telephone, via the Internet, or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

    (c) All votes required of Managers hereunder may be by voice vote unless a written ballot is requested, which request may be made by any one Manager.

    6.5 **Consent Action.** All actions of the Managers which require the approval of more than one Manager may be taken by written consent without a meeting. Any such action which may be taken by the Managers without a meeting shall be effective only if the consents are in writing (which writing may be electronic, such as by e-mail), set forth the action so taken, and are signed (including an electronic signature that complies with the Uniform Electronic Transactions Act as adopted in North Carolina) by the number of Managers required by this Agreement to take such action. Prompt notice of any actions taken without a meeting by less than unanimous written consent shall be given to those Managers that did not consent thereto in writing and that, if the actions had been taken at a meeting held on the date of such consent, would have been entitled to vote thereon.

ARTICLE VII - LIMITATION OF LIABILITY AND INDEMNIFICATION OF MANAGERS, MEMBERS AND COMPANY OFFICIALS

    7.1 **Limitation of Liability.** No Manager or Company Official shall be liable to the Company or any Interest Owner for any act or omission in such Manager's or Company Official's capacity as a Manager or Company Official, including acts or omissions occurring prior to the date this provision becomes effective, provided that in connection with such act or omission such Manager or Company Official discharged its duties in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, bad faith, misappropriation, willful misconduct or a material breach of this Agreement by such Manager or Company Official or a knowing violation of the provisions of this Agreement.

    7.2 **Good Faith Reliance.** In discharging its duties, a Manager or Company Official shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Member; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Manager or Company Official reasonably believes to be within such other Person's professional or expert competence.

7.3 **Indemnification.** To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(a) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company or any Member in connection with the Company Purpose; or

(b) such Covered Person being or acting in connection with the Company Purpose as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner reasonably believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and (y) such Covered Person's conduct did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach of this Agreement by such Covered Person or a knowing violation of the provisions of this Agreement.

7.4 **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to Section 7.3 *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by Section 7.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

7.5 **Other Rights.** The indemnification provided by this Agreement shall: (i) not be deemed exclusive of any other rights to which a Covered Person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Managers, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be a Covered Person; (iii) inure to the benefit of the Successors of a Covered Person; and (iv) not be deemed to create any rights for the benefit of any other Person.

7.6 **Report to Members.** The details concerning any action to limit the liability, indemnify or advance expenses to a Manager, Member or other Person, taken by the Company shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting or, if sooner, separately within ninety (90) days immediately following the date of the action.

ARTICLE VIII - CONTRIBUTIONS TO CAPITAL ACCOUNTS; LOANS

8.1   Capital Contribution(s).

(a)   **Ownership Interests; Capitalization Schedule**.   The Managers shall create and maintain the Capitalization Schedule that sets forth the identity of each Interest Owner, the Ownership Interest held by each Interest Owner (expressed in classes of Units), and the total Capital Contribution of each Interest Owner as of such Capitalization Schedule. The Capitalization Schedule attached hereto as Schedule I sets forth the names of the Interest Owners and their respective Capital Contributions and Ownership Interests as of the date hereof. Any changes to such schedule made by the Managers pursuant to Section 8.1(a) shall not constitute an amendment to this Agreement.

(b)   **Additional Issuances of Ownership Interests**. Notwithstanding the provisions of Section 57D-5-04(a)(2) of the Act, at any time and from time to time, the Managers shall have the power and authority to (a) issue any Ownership Interests to any Person and admit a Person as a Member, and (b) accept increases in the Capital Contributions of existing Members, in each case at one or more subsequent closings held on such dates as may be designated by the Managers. The issuance of Ownership Interests may be made in exchange for such cash, property, or services, and on such other terms and conditions, as the Managers shall determine. A Person to whom Ownership Interests have been issued shall not become a Member hereunder or a member of the Company for purposes of the Act, with the rights and privileges associated therewith, until such Person becomes a party to this Agreement by executing the Joinder Certificate attached as Schedule III. Persons acquiring Ownership Interests from the Company after the date hereof shall make a Capital Contribution in an amount determined by the Managers, which Capital Contribution shall be set forth in an amended Schedule I and attached hereto.

(c)   Upon approval of the terms thereof by the Managers, any Member may make a loan to the Company upon commercially reasonable terms. Loans by a Member to the Company shall not be considered Capital Contributions.

8.2   Capital Accounts.

(a)   The Company shall maintain a separate capital account (each a "Capital Account") for each Interest Owner pursuant to Exhibit B attached hereto and this Section 8.2. The initial Capital Account of each Interest Owner shall be the initial Capital Contribution of such Interest Owner.

(b)   The provisions of this Section 8.2, Exhibit B, and other portions of this Agreement relating to the proper maintenance of Capital Accounts are designed to comply with the requirements of Treasury Regulations Section 1.704-1(b). The Interest Owners intend that such provisions be interpreted and applied in a manner consistent with such Treasury Regulations. The Manager is authorized to modify the manner in which the Capital Accounts are maintained if the Manager determines that such modification (i) is required or prudent to comply with the Treasury Regulations and (ii) is not likely to have a material effect on the amounts distributable to any Interest Owner upon the dissolution of the Company.

8.3   Withdrawal or Reduction of Interest Owners' Contributions to Capital.

(a)   No Interest Owner shall have the right to withdraw all or any part of its Capital Contribution or to receive any return on any portion of its Capital Contribution, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital

Contribution, no Interest Owner shall have the right to receive property other than cash.

(b)   Except as hereinafter set forth, no Interest Owner shall have priority over any other Interest Owner, either as to the return of Capital Contributions or as to Net Income, Net Losses or distributions; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which an Interest Owner has made to the Company.

8.4   Liability of Interest Owners. No Interest Owner shall be liable for the debts, liabilities or obligations of the Company beyond its respective Capital Contribution.

ARTICLE IX - ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS

9.1   Allocations. Subject to <u>Exhibit C</u> attached hereto, for purposes of maintaining Capital Accounts, Net Income, or Net Loss, if any, for a Fiscal Year or other period, shall be allocated among the Interest Owners in such ratio or ratios as may be required to cause the balances of the Interest Owners' respective Economic Capital Accounts to be as nearly equal to their respective Target Balances as possible, consistent with compliance with Code Section 704(b).

9.2   Distributions.

(a)   **Distributable Operating Cash and Capital Proceeds**. The Managers shall distribute Distributable Operating Cash and Capital Proceeds at such times and in such amounts as the Managers so determine, in their sole discretion, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.

(b)   **Tax Distributions**.

(i)   To the extent that Distributable Operating Cash is available for distribution and the Managers so determine, the Company shall distribute to each Member in cash, within sixty (60) days of the incurrence of any tax liability by each Member as a result of such Member's ownership of Units (to the extent not otherwise distributed pursuant to Section 9.2), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of Units calculated (i) as if such Member's income were taxable at the maximum marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Company in its sole discretion, (ii) as if allocations from the Company hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, "<u>Tax Distributions</u>"). Furthermore, no Tax Distributions are to be paid in connection with the dissolution and liquidation of the Company.

(ii)   Tax Distributions may be made during a year to enable the Interest Owners to satisfy estimated tax liabilities with respect to Net Income of the Company (and not otherwise covered by distributions) during such year, and such Tax Distributions shall be treated during such year as advances (and not distributions). If such advances or portions thereof are required to be returned at the end of a year (after review of such Member's share of the Company's Net Income for which Tax Distributions are distributable), such portions shall be returned promptly to the Company without interest. Any portion of such advance not required to be returned at the end of the year shall be deemed a Tax Distribution at that time.

9.3   Limitation Upon Distributions.

(a)   No distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act.

(b)   It is the intention of the parties to this Agreement that distributions to Interest Owners with respect to their Award Units be limited to the extent necessary so that the related Ownership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Managers shall, if necessary, limit any distributions to any Interest Owners with respect to their Award Units so that such distributions do not exceed the available profits in respect of such Interest Owner's related Profits Interest. For purposes of this Section 9.3(b) only, "distributions" shall include Change of Control Proceeds. Available profits in respect of an Interest Owner's related Profits Interest means the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Award Units and the date of such distribution but only to the extent that such profit and unrealized appreciation exceeds the Profits Interest Hurdle applicable to such Award Units. In the event that an Interest Owner's distributions with respect to its Award Units are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall be treated as instead apportioned to the Interest Owners who have no Profits Interest Hurdle or who have met their Profits Interest Hurdle, pro rata in proportion to their Ownership Interests.

(c)   Notwithstanding the provisions of Sections 9.2(a) and (b) and Section 11.2(c), no holder of Unvested Award Units shall be entitled to receive any distributions (other than Tax Distributions) made by the Company with respect to any such Unvested Award Units unless and until such Unvested Award Units become Vested Award Units. Any amount that would otherwise be distributed to the holder of Unvested Award Units but for the application of the preceding sentence shall instead be retained by the Company to be distributed in accordance with Sections 9.2(a) and (b) and Section 11.2(c) by the Company and paid to such holder if, as and when the Unvested Award Units become Vested Award Units. If any Unvested Award Units have been forfeited (or have otherwise become incapable of vesting), any amounts retained by the Company pursuant to this Section 9.3(c) on account of such Unvested Award Units shall be distributed among the Interest Owners pursuant to Sections 9.2(a) and (b) and Section 11.2(c).

9.4   Allocations for Tax Purposes. Except as otherwise provided herein, each item of Net Income or Net Loss of the Company shall be allocated to the Interest Owners in the same manner as such allocations are made for book purposes pursuant to Section 9.1. In the event of a Transfer of, or other change in, an Ownership Interest in the Company during a Fiscal Year, each item of taxable income and loss shall be prorated in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Managers.

9.5   Tax Status, Elections and Modifications to Allocations.

(a)   Notwithstanding any provision contained in this Agreement to the contrary, solely for federal income tax purposes, each of the Interest Owners hereby recognizes that the Company will be subject to all provisions of Subchapter K of the Code; provided, however, that the filing of all required returns thereunder shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Interest Owners.

(b)   The Managers, in their sole discretion, may cause the Company to elect pursuant to Section 754 of the Code and the Treasury Regulations to adjust the basis of the Company assets as provided by Section 743 or 734 of the Code and the Treasury Regulations thereunder. The Company shall make such elections for federal income tax purposes as may be determined by the Managers, acting in their sole and absolute discretion.

(c)   The Managers shall prepare and execute any amendments to this Agreement necessary for the Company to comply with the provisions of Treasury Regulations Sections 1.704-1(b), 1.704-1(c) and 1.704-2 upon the happening of any of the following events: (i) incurring any liability which constitutes a "nonrecourse liability" as defined in Treasury Regulations Section 1.704-2(b)(3) or a "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4); (ii) the contribution or distribution of any property, other than cash, to or by the Company; or (iii) the revaluation of partnership property pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*f*).

9.6   **Company Representative and Tax Audits**.

(a)   <u>General</u>. The Managers shall designate amongst themselves one Manager as the "<u>Company Representative</u>" who shall serve as the "partnership representative" pursuant to Section 6223(a) of the Code as in effect pursuant to the Bipartisan Budget Act of 2015 (the "<u>Budget Act</u>") for the purposes set forth in Sections 6221 through 6241 of the Code as in effect pursuant to the Budget Act. Any reference in this Section 9.6(a) to a section of the Code is to such section as amended by the Budget Act and any corresponding provision of state or local law, as the same may be amended from time to time. As long as the designated Company Representative is serving as a Manager and the Managers do not designate another Manager as Company Representative such Manager shall be the Company Representative. The Company Representative may be replaced by the Managers or if there are no Managers by the affirmative vote of a Majority in Interest of the Members. The Company Representative shall take any and all action required under the Code or Regulations, as in effect from time to time, to designate such Manager or its Successor as the partnership representative under Section 6223 of the Code.

(b)   <u>Actions of Company Representative and Manager, Interest Owner Cooperation</u>. The Company Representative may, in its sole and absolute discretion, but to the extent permitted under the Code and Treasury Regulations, make the election under Section 6221(b) to elect out of Sections 6221-6241 of the Code. Furthermore, from and after the effective time of the Budget Act, the Company Representative may take the following actions: (i) provide information and documentation and take any other action to reduce any Company level assessment under Section 6225(c) of the Code; (ii) make an election under Section 6226 of the Code to push out the liability for assessments against the Company to the Interest Owners; or (iii) settle any audit with the Internal Revenue Service concerning any partnership adjustment within the meaning of Section 6231 of the Code. The Interest Owners shall take such actions requested by the Company Representative consistent with any elections made or actions taken by the Company or the Company Representative in accordance with this Section 9.6(b).

(c)   <u>Company Taxes, Interest or Penalties</u>. In the event of any Company assessments for taxes, interest or penalties under Section 6225 of the Code and applicable authority issued thereunder and corresponding provisions of state or local law, the Company Representative may determine apportionment of responsibility for payment of such Company assessments among the current or former Interest Owners, and set aside reserves from the cash of the Company, withhold distributions of cash to the Interest Owners, and require current or former Interest Owners to make cash payments to the Company for their share of Company level assessments. Each Interest Owner agrees to pay to the Company the Interest Owner's share, as so determined by the Company Representative, of any Company level assessments under Section 6225 of the Code. The Company Representative shall have the discretion to determine the characterization and treatment of any payments or offsets made by or on behalf of the Company or any Interest Owner in respect of Company level assessments under Section 6225 of the

Code, including without limitation, any amount paid by the Company that is attributable to an Interest Owner or former Interest Owner as determined by the Company Representative that the Interest Owner has not paid as required by the Company Representative.

(d)   Notification. The Company Representative shall promptly notify and keep the Interest Owners informed of any audit or examination initiated by any taxing authority and any other administrative or judicial proceeding relating to tax matters affecting the Company and the Interest Owners. The Company Representative shall within five (5) calendar days after the receipt of any correspondence or communication relating to the Company or an Interest Owner from the Internal Revenue Service or any state, local or foreign taxing authority, forward to each Interest Owner a photocopy of all such correspondence or communication(s).

(e)   Third Party Costs and Expenses. All third party costs and expenses (including legal and accounting fees and expenses) incurred by the Company Representative in performing its duties as such or the Company in connection with any audit of the Company by the Internal Revenue Service or any state or local taxing authority shall be borne by the Company

(f)   Survival. The provisions of this Section 9.6 and the obligations of an Interest Owner pursuant to Section 9.6(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Interest Owner from the Company or Transfer of its Ownership Interest. The Company may pursue and enforce all rights and remedies it may have against each Interest Owner under this Section 9.6, including bringing a lawsuit for breach of this Agreement. A transferee of an Ownership Interest shall be subject to all of the restrictions, obligations and limitations of this Section 9.6 applicable to Interest Owners under this Agreement as if an original party to this Agreement.

9.7   Records and Reports. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the records required by the Act to be maintained there.

9.8   Books of Account.

(a)   The Company shall maintain the Company's books and records and shall determine all items of Net Income and Net Loss in accordance with the method of accounting selected by the Managers, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company and shall be open to the inspection and action of the Members or their representatives during reasonable business hours. Notwithstanding the previous sentence, the Managers shall have the right to keep confidential from the Members for such period of time as the Managers deem reasonable, any information which the Managers reasonably believe to be in the nature of trade secrets or other information, the disclosure of which the Managers in good faith believe is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

(b)   All expenses in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

9.9   Company Tax Return and Annual Statement. The Managers shall cause the Company to file a Federal income tax return and all other tax returns required to be filed by the Company for each Fiscal Year or part thereof, and shall provide to each Person who at any time during the Fiscal Year was an Interest Owner with an annual statement (including a copy of Schedule K-1 to Internal Revenue Service Form 1065) indicating such Interest Owner's share of the Company's income, loss, gain, expense and other items relevant for federal income tax purposes. Such annual statement may be audited or unaudited as required by the Managers.

9.10   Bank Accounts. The bank account or accounts of the Company shall be maintained in the bank approved by the Managers. The terms governing such accounts shall be determined by the Managers and withdrawals from such bank accounts shall only be made by the Managers.

<p style="text-align:center">**ARTICLE X - TRANSFERABILITY OF
OWNERSHIP INTERESTS; ADMISSION OF MEMBERS**</p>

10.1   Restriction on Transfer. Except as provided in, or otherwise in accordance with, Sections 10.2 and 10.3, no Interest Owner may Transfer an Ownership Interest already owned or hereafter acquired by such Interest Owner and no such Ownership Interest may be Transferred as part of an Involuntary Transfer. In order to effectuate the purpose of this Section 10.1, each Interest Owner agrees that to the extent its Ownership Interest is at any time held by any Person which is an entity, such Interest Owner will seek to Transfer its Ownership Interest only through a direct Transfer of such Ownership Interest in the manner contemplated in this Article X, and that no Transfer of any stock, ownership, membership, partnership or other beneficial interest in any such entity which holds the Ownership Interest in the Company will be effected, directly or indirectly, unless approved as provided in this Article X. Each Interest Owner acknowledges and agrees (i) that its Ownership Interest may be subject to additional restrictions on Transfer pursuant to applicable federal, state or non-U.S. securities laws, rule or regulation and as set forth in any subscription document or other agreement applicable to such Ownership Interests (including without limitation any Award Agreement with respect to Class C Units) (each, a "Subscription Agreement") and (ii) exercise of such Interest Owner's rights set forth in this Article X may be further limited or prohibited by such applicable law, rule or regulation.

10.2   Reserved.

10.3   Conditions to Any Transfer. Each Interest Owner shall, prior to any Transfer of such Interest Owner's Ownership Interests, in addition to complying with any of the restrictions, conditions and requirements contained herein, comply fully with the following terms and conditions:

(a)   The transferee or assignee of the Ownership Interests shall acquire and hold its Ownership Interests subject to the terms of this Agreement and subject to the terms of any applicable Subscription Agreement and shall be or shall become a party to this Agreement and to any applicable Subscription Agreement by executing the Joinder Certificate and delivering said Joinder Certificate to a Manager.

(b)   Unless such requirement is waived by the Managers, and the Company and the Members shall have received an indemnification agreement, in form and substance satisfactory to the Company from the Interest Owner making the Transfer, indemnifying the Company and the Members from and against any and all damages, losses and liabilities of any kind that they may incur, including cost of defense, as a result of or arising out of the Transfer of the Ownership Interests.

(c)   Unless such requirement is waived by the Managers, the Company shall have received an opinion of counsel, at the expense of the Interest Owner making the Transfer, in form and substance satisfactory to the Company, that the Transfer of the Ownership Interests has been made in accordance with applicable securities laws.

(d)   The Transferring Interest Owner shall pay all costs and expenses of the Company, including attorneys' fees, arising from the Transfer and the admission, if any, of the transferee or assignee as a Member of the Company.

(e)   The Transferring Interest Owner shall execute and deliver to the Company a release agreement by which the Transferring Interest Owner acknowledges and agrees that as of the date of the closing of the Transfer of the Transferring Interest Owner's Ownership Interest, the Transferring Interest Owner shall have no further rights to distributions of Distributable Operating Cash or Capital Proceeds, no further rights to receive any payment or other consideration from the Company or any other Interest Owner on account of such Ownership Interest (other than as set forth in any agreement for Transfer of such Interest Owner's Ownership Interest), and no right to vote as a Member of the Company and shall have no further rights or privileges of an Interest Owner as provided by law, the Act, this Agreement or the Articles of Organization except the right to indemnification pursuant to Section 7.2 to the extent such right arises prior to the closing of the Transfer of such Interest Owner's Ownership Interest.

10.4   Call Rights.

(a)   Managers shall have the authority to cause the Company to purchase all, or less than all, of the Class C Units in the Company ("Call Right"). A Call Right is exercisable by the Managers timely delivering written notice to the Company. If Managers timely cause the Company to exercise its Call Right granted in this Section 10.4, then the Company shall purchase each of the Class C Units at the Fair Market Value of the Class C Units. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Class C Units in the Company and take all necessary actions as provided in this Section. If the Company or any Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Member shall have all rights and remedies against the Company available for breach of contract. In addition, if a Member becomes obligated hereunder to sell all or any portion of a Class C Unit to the Company and such Member fails to comply with its obligations hereunder, the Company may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Class C Units as herein calculated. Thereupon, the Company, upon written notice to the selling Member, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Member, and (ii) make appropriate notation on its books and records denoting ownership of such Class C Units by the Company, and thereupon all of such selling Member's rights in and to such Class C Units shall terminate.

10.5   Drag-along Rights

(a)   Subject to receipt of prior written approval of the Managers of Transfers as provided in Section 10.2, if a Member, or group of Members and their Affiliates, who hold more than fifty percent (50%) of the Class A Units (the "Selling Class A Member"), receives a bona fide offer from an Independent Third Party to consummate, in one transaction or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Selling Class A Member shall have the right to require that each other Interest Owner (each, a "Drag-along Interest Owner") participate in such sale in the manner set forth in this Section 10.5. Notwithstanding anything to the contrary in this Agreement, each Drag-along Interest

Owner shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights.

(b)   The Selling Class A Member shall exercise its rights pursuant to this Section 10.5 by delivering a written notice (the "Drag-along Notice") to the Company and each Drag-along Interest Owner no more than twenty (20) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Selling Class A Member's rights and obligations hereunder and shall describe in reasonable detail:

(i)   the name of the Person to whom such Ownership Interest is proposed to be sold;

(ii)   the proposed date, time and location of the closing of the sale;

(iii)   the percentage of the Selling Class A Member's Ownership Interest to be sold by the Selling Class A Member, the purchase price and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)   a copy of any form of agreement proposed to be executed in connection therewith.

(c)   Subject to Section 10.5(d), each Drag-along Interest Owner shall sell in the Drag-along Sale the same percentage of Ownership Interest held by the Drag-along Interest Owner that the Selling Class A Member proposes to sell or transfer in the Drag-along Sale. For example and by way of illustration only, if the Selling Class A Member proposes to sell 15% of its Ownership Interest in a Drag-along Sale, then the Drag-along Interest Owner shall also sell 15% of its Ownership Interest in the Drag-along Sale; if the Selling Class A Member proposes to sell 100% of its Ownership Interest in the Drag-along Sale, then the Drag-along Interest Owner shall also sell 100% of its Ownership Interest in the Drag-along Sale.

(d)   The consideration to be received by a Drag-along Interest Owner shall be the same form and amount of consideration per percentage of Ownership Interest to be received by the Selling Class A Member (or, if the Selling Class A Member is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Selling Class A Member sells its Ownership Interest; provided however, each Drag-along Interest Owner agrees if the Managers determine in good faith that delivery of shares of capital stock or other securities (the "Future Securities") to such Drag-along Interest Owner pursuant to the provisions hereof would violate applicable law, rule or regulation, then the Drag-along Interest Owner's right to receive the same form of consideration (or to make a choice about the form of consideration to be received) may be limited and such Drag-along Interest Owner may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Managers. Each Drag-along Interest Owner shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Class A Member makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Class A Member, the Drag-along Interest Owner shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Selling Class A Member and each Drag-along Interest Owner severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Class A Member and each Drag-along Interest Owner, in each case in an amount not to exceed the aggregate proceeds received by the Selling Class A Member and each such Drag-along Interest Owner in connection with the Drag-along Sale.

(e)   The fees and expenses of the Selling Class A Member incurred in connection with a Drag-along Sale and for the benefit of all Interest Owners (it being understood that costs incurred by or on behalf of a Selling Class A Member for its sole benefit will not be considered to be for the benefit of all Interest Owners), to the extent not paid or reimbursed by the Company or the Independent Third Party, shall be shared by all the Interest Owners on a pro rata basis, based on the consideration received by each Interest Owner; provided, that no Interest Owner shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f)   Each Interest Owner shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Class A Member.

(g)   The Selling Class A Member shall have 120 days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such 120-day period may be extended for a reasonable time not to exceed 180 days to the extent reasonably necessary to satisfy any closing requirements). If at the end of such period the Selling Class A Member has not completed the Drag-along Sale, the Selling Class A Member may not then effect a transaction subject to this Section 10.5 without again fully complying with the provisions of this Section 10.5.

10.6   Assignees of Ownership Interests. The term "Interest Owner" or "Interest Owners" as used in this Article X shall include all Persons who are present and future Interest Owners of the Company.

10.7   Admission of New Members.   As a condition to becoming a Member, any Person to whom Ownership Interests have been Transferred pursuant to this Article X or to whom Ownership Interests have been issued by the Company, must execute the Joinder Certificate to this Agreement and deliver that executed Joinder Certificate to a Manager. Upon such execution of the Joinder Certificate, such Person shall become a Member if, and only if, (i) the Managers consent and (ii) all other conditions precedent to such membership as set forth in this Agreement have been complied with as of the date of execution and delivery of the Joinder Certificate to a Managers.

ARTICLE XI – DISSOLUTION

11.1   Causes of Dissolution. The Company shall be dissolved only in the event that:

(a)   the Managers and a Majority in Interest of the Members agree to dissolve the Company; and

(b)   there is entered a decree of judicial dissolution or there is issued the issuance of a certificate for administrative dissolution under the Act, unless in the case of the issuance of a certificate for administrative dissolution, the Company is reinstated in accordance with the Act.

11.2   Procedure in Dissolution and Liquidation.

(a)   **Winding Up**. Upon the dissolution of the Company pursuant to Section 11.1 hereof, (i) the Company shall immediately commence to wind up its affairs and the Managers shall proceed with reasonable promptness to liquidate the business of the Company, (ii) the Managers shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and (iii) a Manager shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

(b)   **Management Rights During Winding Up**. During the period of winding up the affairs of the Company, the rights and obligations of the Company set forth herein with respect to the management of the Company shall continue. For purposes of winding up, the Interest Owners shall cooperate in making decisions relating to the conduct of any business or operations during the winding up period and to the sale or other disposition of Company assets.

(c)   **Distributions in Liquidation**. The assets of the Company shall be applied or distributed in liquidation in the following order of priority:

(i)   first, in payment of debts and obligations of the Company owed to third parties; and

(ii)   second, as provided in Section 9.2.

(d)   **Non-Cash Assets**. Every reasonable effort shall be made to dispose of the assets of the Company so that the distribution may be made to the Interest Owners in cash. If at the time of the dissolution of the Company, the Company owns any assets in the form of land, work in process, notes, deeds of trust or other non-cash assets, such assets, if any, shall be distributed in kind to the Interest Owners, in lieu of cash, proportionately to their right to receive the assets of the Company on an equitable basis reflecting the net fair market value of the assets so distributed, which net fair market value shall be determined by the Managers.

(e)   **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulations section 1.704-1(b)(2)(ii)(g), if any Interest Owner has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all Fiscal Years, including the Fiscal Year in which the liquidation occurs), such Interest Owner shall have no obligation to make any Capital Contribution to the Company, and the deficit balance of such Interest Owner's Capital Account shall not be considered a debt owed by such Interest Owner to the Company or to any other Person for any purpose whatsoever.

ARTICLE XII- MISCELLANEOUS PROVISIONS

12.1   Competing Business.   Neither the Manager nor the Interest Owners, nor any of their members, managers, shareholders, directors, officers, employees, partners, agents, family members or Affiliates, shall be prohibited or restricted in any way from investing in or conducting, either directly or indirectly, and all of these may invest in and/or conduct, either directly or indirectly, businesses of any nature whatsoever, including the ownership and operation of businesses or properties, similar to or in the same geographical area as those conducted or held by the Company. The Members and the Company agree that they shall have no interest or rights by virtue of this Agreement or by the Act with respect to any business, investment or other activities of any Manager carried on outside the Company or to the income or proceeds derived therefrom. No Manager shall be under any obligation to disclose any business opportunity to the Company or to the Members. A Manager's duty of loyalty shall be limited to his dealings with the Company's property.

       12.2   Interest Owner Representations and Agreements. Notwithstanding anything contained in this Agreement to the contrary and in addition to any additional representations, warranties and agreements contained in any Subscription Agreement, each Interest Owner hereby represents and warrants to the Company, the Managers and to each other that: (a) the Ownership Interest of such Interest Owner is acquired for investment purposes only, for the Interest Owner's own account, and not with a view to or in connection with any distribution, reoffer, resale or other disposition not in compliance with the Securities Act and applicable state securities laws; (b) such Interest Owner, alone or together with the Interest Owner's representatives, possesses such expertise, knowledge and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Interest Owner is capable of evaluating the merits and economic risks of acquiring and holding the Ownership Interest and the Interest Owner is able to bear all such economic risks now and in the future; (c) such Interest Owner has had access to all of the information with respect to the Ownership Interest acquired by the Interest Owner under this Agreement that the Interest Owner deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Interest Owners and the Managers (if any) concerning such Ownership Interest; (d) such Interest Owner's decision to acquire the Ownership Interest for investment has been based solely upon the evaluation made by the Interest Owner; (e) such Interest Owner is aware that the Interest Owner must bear the economic risk of an investment in the Company for an indefinite period of time because Ownership Interests have not been registered under the Securities Act or under the securities laws of various states and, therefore, cannot be sold unless such Ownership Interests are subsequently registered under the Securities Act and any applicable state securities laws or an exemption from registration is available; (f) such Interest Owner is aware that only the Company can take action to register Ownership Interests and the Company is under no such obligation and does not propose to attempt to do so; (g) such Interest Owner is aware that this Agreement provides restrictions on the ability of an Interest Owner to sell, transfer, assign, mortgage, hypothecate or otherwise encumber an Interest Owner's Ownership Interest; (h) such Interest Owner agrees that the Interest Owner will truthfully and completely answer all questions, and make all covenants, that the Company or the Managers may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the Securities Act and applicable state securities laws; and (i) if that Interest Owner is an entity, that it is duly organized, validly existing, and in good standing under the laws of its state of organization and that it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

       12.3   Notice. All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing.

       (a)   All notices, demands and requests to be sent to any Manager or Interest Owner pursuant to this Agreement may be delivered as contemplated by any applicable Subscription Agreement and otherwise shall be deemed to have been properly given or served if addressed to such Person at the address as it appears on Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express, or other similar overnight courier services, (iii) deposited in the United States mail, prepaid and registered or certified with return receipt requested, (iv) transmitted via facsimile or electronic transmission to the attention of such Person, or (v) via posting on an electronic network. In furtherance of the agreement set forth in this Section 12.3(a), each Interest Owner consents to the receipt of notices by electronic transmission or by posting on an electronic network as more fully described in Schedule IV.

(b)   Notices sent in accordance with Section 12.3(a) shall be deemed effectively given: (a) when received, if delivered by hand (with written confirmation of receipt); (b) when received, if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or electronic mail (in each case, with confirmation of transmission), if sent during normal business hours of the recipient, and on the next business day, if sent after normal business hours of the recipient; (d) on the 5th day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid; or (e) as contemplated by the Subscription Agreement.

(c)   The Managers and Interest Owners shall have the right from time to time, and at any time during the term of this Agreement, to change their respective addresses by delivering to the other parties written notice of such change in the manner prescribed in Section 12.3(a).

(d)   All distributions to any Interest Owner shall be made at the address at which notices are sent unless otherwise specified in writing by any such Interest Owner.

12.4   No Action. No Interest Owner shall have any right to maintain any action for partition with respect to the property of the Company.

12.5   Amendments. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Managers and a Majority in Interest of the Members. Any such written amendment or modification will be binding upon the Company and each Interest Owner; *provided*, that an amendment or modification modifying the rights or obligations of any Interest Owner in a manner that is disproportionately adverse to (i) such Interest Owner relative to the rights of other Interest Owners in respect of Units of the same class or (ii) a class of Units relative to the rights of another class of Units, shall in each case be effective only with that Interest Owner's consent or the consent of the Members holding a Majority in Interest of the Units in that class, as applicable. Notwithstanding the foregoing, the Managers may, without the consent of or execution by the Members, (x) amend the Capitalization Schedule following any new issuance, redemption, repurchase or Transfer of Ownership Interests in accordance with this Agreement; (y) amend this Agreement (A) as to matters that do not have a material adverse effect on any Interest Owner or that benefit all Interest Owners, and (B) to correct typographical, printing, stenographic or clerical errors or omissions (so long as such amendment also complies with subclause (A)), and (z) as otherwise expressly permitted by this Agreement. Upon the approval of any amendment by the requisite parties, the Manager shall be authorized to execute the amendment on behalf of all Interest Owners.

12.6   Power of Attorney. Each Interest Owner hereby makes, constitutes and appoints each Manager as may be serving from time to time, severally, with full power of substitution, as the Interest Owner's true and lawful attorney-in-fact, for such Interest Owner and in such Interest Owner's name, place and stead and for the Interest Owner's use and benefit to sign and acknowledge, file and record, any amendments hereto among the Interest Owners and for the further purpose of executing and filing on behalf of each Interest Owner, any documents necessary to constitute the continuation of the Company, the admission or withdrawal of an Interest Owner, the qualification of the Company in a foreign jurisdiction (or amendment to such qualification), the admission of substitute Interest Owners or the dissolution or termination of the Company, provided such continuation, admission, withdrawal qualification, or dissolution and termination are in accordance with the terms of this Agreement. The foregoing power of attorney is a special power of attorney coupled with an interest, is irrevocable and shall survive the death or Incapacity of each Interest Owner. It may be exercised by any one of said attorneys by listing all of the Interest Owners executing any instrument over the signature of the attorney-in-fact acting for all of them. The power of attorney shall survive the delivery of an assignment by an Interest Owner of the whole or any portion of its Ownership Interest. In those cases in which the assignee of, or the Successor to, an Interest Owner owning an Ownership Interest has been approved for admission to the Company as a substitute Member in accordance with this Agreement, the power of attorney shall survive for the sole purpose of enabling the Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

This power of attorney shall not be affected by the subsequent Incapacity of any Interest Owner.

12.7   Governing Law; Waiver of Jury Trial.   This Agreement is made in McDowell County, North Carolina and the rights and obligations of the Interest Owners hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of North Carolina.   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE COMPANY AND THE INTEREST OWNERS HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS OR THE NEGOTIATION, TERMS, OR PERFORMANCE HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.   THE COMPANY AND THE INTEREST OWNERS AGREE THAT ANY OF THEM ARE PERMITTED TO FILE A COPY OF THIS SECTION 12.7 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED-FOR AGREEMENT AMONG THEM.   THE COMPANY AND THE INTEREST OWNERS FURTHER AGREE TO IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN ANY ACTION AND ANY SUCH ACTION IS INSTEAD TO BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

12.8   Entire Agreement.   This Agreement, including all Schedules and Exhibits to this Agreement, as amended from time to time in accordance with the terms of this Agreement, and any applicable Subscription Agreement contain the entire agreement among the parties relative to, and supersedes any prior or contemporaneous agreements concerning, the subject matter hereof.

12.9   Waiver.   No consent or waiver, express or implied, by any Interest Owner to or for any breach or default by any other Interest Owner in the performance by such other Interest Owner of its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Interest Owner of the same or any other obligations of such other Interest Owner under this Agreement. Failure on the part of any Interest Owner to complain of any act or failure to act of any of the other Interest Owners or to declare any of the other Interest Owners in default, regardless of how long such failure continues, shall not constitute a waiver by such Interest Owner of its rights hereunder.

12.10   Severability.   If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

12.11   Binding Agreement.   Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall be binding upon the heirs, assigns, personal representatives, guardians, custodians and successors-in-interest of the parties hereto (each of the foregoing is herein called a "Successor").

12.12   Tense and Gender.   Unless the context clearly indicates otherwise, the singular shall include the plural and vice versa.   Whenever the masculine, feminine or neuter gender is used inappropriately in this Agreement, this Agreement shall be read as if the appropriate gender was used.

12.13 **Benefits of Agreement.** Nothing in this Agreement expressed or implied, is intended or shall be construed to give to any creditor of the Company or any creditor of any Interest Owner or any other Person whatsoever, other than the Interest Owners and the Company, any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenant, condition or provisions herein contained, and such provisions are and shall be held to be for the sole and exclusive benefit of the Interest Owners and the Company.

12.14 **Counterparts.** This Agreement may be executed in multiple counterparts, each of which shall he deemed an original for all purposes and all of which when taken together shall constitute a single counterpart instrument. Executed signature pages to any counterpart instrument may be detached and affixed to a single counterpart, which single counterpart with multiple executed signature pages affixed thereto constitutes the original counterpart instrument. All of these counterpart pages shall be read as though one and they shall have the same force and effect as if all of the parties had executed a single signature page. A signed copy of this Agreement or counterpart signature page delivered by facsimile, email (including PDF) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of or counterpart signature page to this Agreement.

12.15 **Legal Counsel.** Each of the parties acknowledges that this Agreement has been prepared by the Company's legal counsel, Nelson Mullins Riley & Scarborough, LLP ("***Counsel***"), solely on behalf of and in the course of Counsel's representation of the Company and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Ownership Interest in the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, being all the Managers and Interest Owners of the Company, have caused this Agreement to be duly adopted by the Company as of _____, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

NORTH COVE HOLDINGS, LLC

By: _____
        Luke Peniston, Manager

By: _____
        Kyle Sims, Manager

MANAGERS:

_____
LUKE PENISTON

_____
KYLE SIMS

CLASS A MEMBERS:

_____
LUKE PENISTON

_____
KYLE SIMS

CLASS B MEMBER:

LIVEVESTED, LLC

By: _____
        Will McGuire, CEO

CLASS C MEMBER:

NORTH COVE CROWDFUNDING SPV, LLC

By: NORTH COVE HOLDINGS, LLC, its Manager

    By: _____
           Luke Peniston, Manager

    By: _____
           Kyle Sims, Manager

VICINITY, LLC

By: _____

SCHEDULE I

CAPITALIZATION SCHEDULE

North Cove - Capitalization Table Summary							
After 2022 Reg CF Investment (this assumes a full raise in the Reg CF Round)							
Name:	Initial + New Capital Contributions	Class A Units (Voting)	Class B Units (Incentive Units "Profits Interest")	Class C Units (Nonvoting investors)	% of Class A (Voting)	% of Class B (Profits Interest)	% of Class C (Nonvoting)
Kyle Sims	$ 2,140,000.00	197,950	0	0	50.000%	0.000%	0.000%
Luke Peniston	$ 2,140,000.00	197,950	0	0	50.000%	0.000%	0.000%
LiveVested, LLC	$ 0	0	13,238	0	0.000%	17.364%	0.000%
North Cove Crowdfunding SPV, LLC	$ 1,070,000.00	0	0	139,100	0.000%	0.000%	98.485%
Various Company Employees	$ 0	0	63,000	0	0.000%	82.636%	0.000%
Vicinity, LLC	$ 21,400.00	0	0	2,140	0.000%	0.000%	1.515%
	$ 5,371,400.00	395,900	76,238	141,240	100.000%	100.000%	100.000%

SCHEDULE II

OFFICERS

(a)   **Duties of Chief Executive Officer**. The Chief Executive Officer will preside at all meetings of the Members and (if a Manager) at all meetings of the Managers. The Chief Executive Officer will be the chief executive officer of the Company and will, subject to the control of the Managers, have general supervision, direction and control of the business and officers of the Company. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers designate from time to time.

(b)   **Duties of President**. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the Members and (if a Manager) at all meetings of the Managers. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the Company (including for purposes of any reference to Chief Executive Officer in this Agreement) and will, subject to the control of the Managers, have general supervision, direction and control of the business and officers of the Company. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers designate from time to time.

(c)   **Duties of Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Managers or the President designates from time to time.

(d)   **Duties of Secretary**. The Secretary will attend all meetings of the Members and of the Managers and will record all acts and proceedings thereof in the minute book of the Company. The Secretary will give notice in conformity with this Agreement of all meetings of the Members and of all meetings of the Managers and any committee thereof requiring notice. The Secretary will perform all other duties provided for in this Agreement and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers or the Chief Executive Officer designates from time to time.

(e)   **Duties of Chief Financial Officer**. The Chief Financial Officer will keep or cause to be kept the books of account of the Company in a thorough and proper manner and will render statements of the financial affairs of the Company in such form and as often as required by the Managers or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Managers, will have the custody of all funds and securities of the Company. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Managers or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers or the Chief Executive Officer designates from time to time.

JOINDER CERTIFICATE

NORTH COVE HOLDINGS, LLC
(a North Carolina Limited Liability Company)

By signing this Joinder Certificate, the undersigned accepts and agrees to be a party to and bound by the terms and provisions of the Amended and Restated Operating Agreement of North Cove Holdings, LLC, dated as of _____, 20___, as it may be amended from time to time.

Dated _____.

PLEASE SIGN BELOW IF AN INDIVIDUAL

By: _____

Name: _____

Address:

_____

Email: _____

PLEASE SIGN BELOW IF AN ENTITY

Entity Name: _____

By: _____

Name: _____

Title: _____

Address:

_____

Email: _____

Instructions: If two individuals (such as spouses) wish to hold their Ownership Interest as joint tenants with right of survivorship, then each such individual must sign this Joinder Certificate (or two counterpart Joinder Certificates), print the names of both joint owners below their signatures and indicate next to their printed names "JTWROS". If an individual wishes to hold his or her Ownership Interest in his or her Individual Retirement Account, then the custodian of such Individual Retirement Account must sign the Joinder Certificate indicating who the custodian is and the name of the Person who is signing as a representative of the custodian.

SCHEDULE IV[1]

CONSENT TO RECEIVE NOTICES BY ELECTRONIC TRANSMISSION

Each Interest Owner of the Company hereby consents to the delivery of notices by electronic transmission for all purposes and to the fullest extent permitted by law. Notices by electronic transmission shall be delivered to the Interest Owner as follows:

1. **If by electronic mail**, such notices shall be sent to the electronic mail address set forth on the Interest Owner's Joinder Certificate or to such other electronic mail address as shall be designated by the Interest Owner in a written notice sent to:

North Cove Holdings, LLC
Current Address at thenorthcove.com
Attention: Manager

2. **If by posting on an electronic network**, such notices shall be posted for at least five (5) business days on the Company's web site and the Interest Owner shall be notified of such posting at least three (3) business days in advance either (i) by electronic mail complying as to delivery with the terms of Section 1 above or (ii) by written notice to the Interest Owner at the address set forth in the Company's records.

This consent applies to any and all notices required to be given to the Interest Owner for any purpose under this Agreement.

[1] Note to Draft: Let's discuss.

EXHIBIT A

MANAGERS

Luke Peniston

Kyle Sims

EXHIBIT B

CAPITAL ACCOUNT MAINTENANCE

1.   Capital Accounts of the Interest Owners

A.   The Company shall maintain for each Interest Owner a separate Capital Account in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). Therefore, in general, such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Interest Owner to the Company pursuant to this Agreement and (ii) the amount of Net Income allocated to such Interest Owner pursuant to Article IX of this Agreement and Section 1 of Exhibit C hereof, and decreased by (x) the amount of cash or Carrying Value (after adjustment pursuant to Section 1.D.(3) of this Exhibit B) of all actual and deemed distributions of cash or property made to such Interest Owner pursuant to this Agreement and (y) the amount of Net Losses allocated to such Interest Owner pursuant to Article IX of the Agreement and Section 1 of Exhibit C hereof.

B.   For purposes of this Agreement, "**Net Income**" or "**Net Losses**" shall mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for that Fiscal Year, determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(1)   Except as otherwise provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Company, provided that the amounts of any adjustments to the adjusted basis of the assets of the Company made pursuant to Section 734 of the Code as a result of the distribution of property by the Company to an Interest Owner (to the extent that such adjustments have not previously been reflected in the Interest Owners' Capital Accounts) shall be reflected in the Capital Accounts of the Interest Owners in the manner and subject to the limitations prescribed in Treasury Regulations Section 1.704(b)(2)(iv)(*m*)(4).

(2)   The computation of all items of income, gain, and deduction shall be made without regard to the fact that items described in Sections 705(a)(1)(B) or 705 (a)(2)(B) of the Code are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

(3)   Any income, gain or loss attributable to the taxable distribution of any Company property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Company's Carrying Value with respect to such property as of such date.

(4)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Book Depreciation for such Fiscal Year.

(5)   In the event the Carrying Value of any Company asset is adjusted pursuant to

Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

(6)   Any items specifically allocated under Section 1 of <u>Exhibit C</u> hereof shall not be taken into account but the amounts of those items are to be determined by applying rules comparable to those provided in subparagraphs (1) through (5) of this **Section 1.B**.

C.   Generally, a transferee (including an assignee) of an Interest Owner's Ownership Interest shall succeed to the Capital Account of the transferor pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*l*).

D.   (1)   Consistent with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(*f*), and as provided in Section 1.D(2), the Carrying Value of the Company assets shall be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Company property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such unrealized gain or unrealized loss had been recognized on an actual sale of each such property for its fair market value and allocated pursuant to Article IX and Section 1 of <u>Exhibit C</u> of this Agreement.

(2)   Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Company by any new or existing Interest Owner in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Company to an Interest Owner of more than a de minimis amount of property as consideration for an interest in the Company; (c) immediately prior to the grant of an additional interest (other than a de minimis interest) in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Interest Owner or by a new Interest Owner; and (d) immediately prior to the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*g*), <u>provided</u>, <u>however</u>, that adjustments pursuant to clauses (a), (b) and (c) above shall be made only if the Managers determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Interest Owners in the Company.

(3)   In accordance with Treasury Regulations Section 1.704(b)(2)(iv)(*e*), the Carrying Value of Company assets distributed in kind shall be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Company property, as of the time any such asset is distributed.

(4)   In determining unrealized gain or unrealized loss for purposes of this <u>Exhibit B</u>, the aggregate cash amount and fair market value of all Company assets (including cash or cash equivalents) shall be determined by the Managers using such reasonable method of valuation as they may adopt, or in the case of a liquidating distribution pursuant to Article XII of the Agreement, shall be determined and allocated by the Managers using such reasonable methods of valuation as they may adopt. The Managers shall allocate such aggregate value among the assets of the Company in such manner as they determines in good faith to arrive at a fair market value for individual properties.

E.   The provisions of this Agreement (including this <u>Exhibit B</u> and other Exhibits to this Agreement) relating to the maintenance of Capital Accounts are intended to comply with the alternate test for economic effect in Treasury Regulations Section 1.704-1(b)(2)(d), the nonrecourse deduction safe harbor in Treasury Regulations Section 1.704-2(e), and Code Section 704(c) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Managers shall determine that it is prudent to modify (i) the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or Interest Owners) are computed or (ii) the manner in which items are allocated among the Interest Owners for federal income tax purposes in order to comply with such Treasury Regulations or to comply with Section 704(c) of the Code, the Managers may make such modification without regard to Article XII of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article XII of this Agreement upon the dissolution of the Company. The Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Interest Owners and the amount of Company capital reflected on the Company balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*q*), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*), the nonrecourse deduction safe harbor in Treasury Regulations Section 1.704-2(e), or Section 704(c) of the Code.

EXHIBIT C

SPECIAL ALLOCATION RULES

1.   Special Allocation Rules

        Notwithstanding any other provision of the Agreement or this Exhibit C, the following special allocations shall be made in the following order.

        A.   Minimum Gain Chargeback. Notwithstanding the provisions of Article IX of the Agreement or any other provisions of this Exhibit C, if there is a net decrease in Company Minimum Gain during any Company taxable year, each Interest Owner shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Interest Owner's share of the net decrease in Company Minimum Gain, as determined under Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith. Solely for purposes of this Section 1.A, each Interest Owner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Article IX of Interest Owner Minimum Gain during such Company taxable year.

        B.   Interest Owner Minimum Gain Chargeback. Notwithstanding any other provision of Article IX of this Agreement or any other provisions of this Exhibit C (except Section 1.A hereof), if there is a net decrease in Interest Owner Minimum Gain attributable to an Interest Owner Nonrecourse Debt during any Company taxable year, each Interest Owner who has a share of the Interest Owner Minimum Gain attributable to such Interest Owner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.702-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Interest Owner's share of the net decrease in Interest Owner Minimum Gain attributable to such Interest Owner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such Section of the Treasury Regulations and shall be interpreted consistently therewith. Solely for purposes of the Section 1.B, each Interest Owner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Article IX of this Agreement or this Exhibit with respect to such Company taxable year, other than allocations pursuant to Section 1.A hereof.

        C.   Limitation on Allocations of Net Loss

In no event shall Net Losses be allocated to an Interest Owner if such allocation would cause the Interest Owner to have, or would increase the amount of, an Adjusted Capital Account Deficit.

        D.   Qualified Income Offset. In the event any Interest Owner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(*d*)(4), 1.704-1(b)(2)(ii)(*d*)(5), or 1.704(b)(2)(ii)(*d*)(6), that causes such Interest Owner to have, or increases the amount of, an Adjusted Capital Account Deficit if the allocations provided in this Agreement were made as if this Section 1.D were not part of this Agreement, items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for the Company taxable year) shall be specifically allocated to such Interest Owner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 1.D is intended to comply with the "qualified income offset" condition in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(3).

E.   Gross Income Allocation. In the event any Interest Owner has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Interest Owner is obligated to restore pursuant to any provision of this Agreement (or is deemed to be obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(*c*)), and (ii) the amount such Interest Owner is deemed to be obligated to restore pursuant to the penultimate sentences of Section 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Interest Owner shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 1.E shall be made only if and to the extent that such Interest Owner would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit C have been made as if Section 1.D hereof and this Section 1.E were not in this Agreement.

F.   Nonrecourse Deductions. Nonrecourse Deductions for any Company taxable year shall be allocated to the Interest Owners in accordance with their respective Ownership Interests. If the Managers determine in their good faith discretion that the Company's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations Section 1.704-2(e) promulgated under Section 704(b) of the Code, the Managers are authorized, upon notice to the Interest Owners, to revise the prescribed ratio to the numerically closest ratio for such Company taxable year which would satisfy such requirements.

G.   Interest Owner Nonrecourse Deductions. Any Interest Owner Nonrecourse Deductions for any Company taxable year shall be specially allocated to the Interest Owner who bears the economic risk of loss with respect to the Interest Owner Nonrecourse Debt to which such Interest Owner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

H.   Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be specially allocated to the Interest Owners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

I.   Offsetting Allocations. The allocations set forth in Sections 1.A through G of this Exhibit C (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under section 704(b) of the Code. The Regulatory Allocations may not be consistent with the manner in which the Interest Owners intend to share Company distributions. Accordingly, notwithstanding any other provisions of this Agreement (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating subsequent items of income, gain, loss, and expense among the Interest Owners so that, to the extent possible, the net amount of such allocations of subsequent items of income, gain, loss, and expense and the Regulatory Allocations to each Interest Owner shall be equal to the net amount that would have been allocated to each Interest Owner pursuant to this Agreement if the Regulatory Allocations had not occurred.   The Managers will have discretion to accomplish this result in any reasonable manner; provided, however, that no allocation pursuant to this Section 1.I shall cause the Company to fail to comply with the requirements of Treasury

Regulations sections 1.704-1(b)(2)(ii)(*d*), -2(e) or -2(i).

2. Allocations for Tax Purposes

A. Except as otherwise provided in this Section 2, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Interest Owners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Article IX of the Agreement and Section 1 of this Exhibit C.

B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for federal income tax purposes among the Interest Owners as follows:

(1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Interest Owners consistent with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder to take into account the variation between the 704(c) Value of such property and its adjusted basis at the time of contribution; and

(b) any item of residual gain or residual loss attributable to a Contributed Property shall be allocated among the Interest Owners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Article IX of the Agreement and Section 1 of this Exhibit C.

(2) (a) In the case of an Adjusted Property, such items attributable thereto shall

(1) first, be allocated among the Interest Owners in a manner consistent with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder to take into account the unrealized gain or unrealized loss attributable to such property and the allocations thereof pursuant to Exhibit B, and

(2) second, in the event such property was originally a Contributed Property, be allocated among the Interest Owners in a manner consistent with Section 2.B(1) of this Exhibit C; and

(b) any item of residual gain or residual loss attributable to an Adjusted Property shall be allocated among the Interest Owners in the same manner its correlative item of "book" gain or loss is allocated pursuant to Article IX of the Agreement and Section 1 of this Exhibit C.

(3) all other items of income, gain, loss and deduction shall be allocated among the Interest Owners in the same manner as their correlative item of "book" gain or loss is allocated pursuant to Article IX of the Agreement and Section 1 of this Exhibit C.

C. To the extent that the Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit the Company to utilize alternative methods to eliminate the disparities between the Carrying Value of property and its adjusted basis, the Managers shall have the authority to elect the method to be used by the Company and such election shall be binding on all Interest Owners. It is anticipated that the Managers will elect the "traditional method" under Section 704(c) of the Code with respect to property contributed as the date hereof.

EXHIBIT D

CONTRIBUTED PROPERTY

100% of the Membership Interests in North Cove Entertainment, LLC: _____

100% of the Membership Interests in North Cove Properties, LLC: _____

EXHIBIT C – OFFERING PAGE COPY

North Cove Leisure Club

Regulation Crowdfunding

Goal: $100,000 to $1,070,000
for Membership Units
20%+ Target IRR

Invest

(https://marketplace.vicinitycapital.com/trade/estimatecalculation/MjgzMTY=)

Start date: May 11, 2022

End date: December 31, 2022

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

▶We're building the space for adventures to go, offering short term rentals for retreats, venue space for weddings, a full service restaurant, and outdoor entertainment for all ages.

▶Targeted 20%+ Internal Rate of Return (IRR) through current and planned operations. Distributions planned to start as early at Year 3. Not guaranteed.

▶We currently operate one of the top disc golf courses in the country and the only full service restaurant/bar within 20 minutes.

▶We've hosted 2 national disc golf tournaments. The 3rd collegiate tournament & pro tour are coming April 2023. Prior collegiate tournaments attracted an estimated 500 to 700 people and the pro tour is estimated to have 3,000 people in attendance.

▶The 1st wedding on our property is being held November 2022. Wedding venues in this area command rates up to $30k. We're charging $10k to start. Reserve your spot. (<u>reserve your spot</u> (https://www.thenorthcove.com/wedding-venue)).

▶We're raising capital to drive growth in 3 primary revenue streams: short term rentals to accommodate demand, expand wedding capacity in 2023, and working with experienced operators to build a 3k+ person outdoor music venue. The location on the property we've picked is bigger than Red Rocks.

▶We plan to start with 40 glampers projected to generate over $750,000 year 1 with occupancy rates equal to the average in the area. However, we believe occupancy will be higher due to our planned operations for weddings, outdoor amenities, and music festivals.

▶Our operating team includes 2 outdoor adventurers who also sit on the Tourism Development Committee for the area, a 27 year music industry veteran in charge of planning some of the largest festivals in the US and Mexico, renowned chef with a diversity of culinary experience, a Head of Partnerships who's connected throughout the entrepreneurial community, and an amazing array of staff!

Overview

The Vision

Launching an outdoor recreation and event center in rural Appalachia

The North Cove Leisure Club plans to be the ultimate outdoors lover's playground. Boasting wide open hiking and biking trails, elegant event spaces, and a state-of-the-art disc golf course, North Cove is a destination location for tourists and locals alike. Spanning 157 acres of gorgeous Appalachian land in rural McDowell County, NC, the space is dedicated to celebrating nature, outdoor leisure & recreation. Nestled up to Pisgah National Forest and between the Linville Gorge and the Blue Ridge Parkway, North Cove Leisure Club aims to be the hub of a major tourist corridor.

The Site

157 acres for the adventurer in all of us

Did you know there were 16m+ visitors combined between Linville Gorge and Blue Ridge Parkway in 2021. North Cove Leisure Club owns 157 acres of prime real estate nestled between both of these. It is situated to provide these visitors with an amazing suite of outdoor activities and overnight stays.





A large portion of the property is currently occupied by a golf course. While this provides a helpful foundation to build on, North Cove's new design and open access will foster inclusivity and accessibility for the local and regional populations. The new operation will also allow the land and waterways to breathe again and mitigate further contamination from the previous overuse of fertilizers.

The Plan

Existing operations feature disc golf, weddings, and the only restaurant/bar within 20 mins

A large portion of the property is occupied by what was a golf course which has been turned into one of the top disc golf courses in the country. While this provides a helpful foundation to build on, North Cove's new design and open access will foster inclusivity and accessibility for the local and regional populations. The new operation will also allow the land and waterways to breathe again and mitigate further contamination from the previous overuse of fertilizers.








We plan to add short term rentals, expand our wedding venue, and we have a team building out space for a 3k+ person music venue.

Multiple current and planned revenue streams with build out phased over 4 years are projected to deliver targeted 20%+ Internal Rate of Return (IRR). Distributions are planned to start as early as Year 3, but might be reinvested into more assets, e.g. short term rentals, to optimize returns for investors.

TARGETED RETURN ON $1,000 INVESTMENT (5 YEARS)	
Total Cash Flow	$523
Total Net Sale Proceeds	$2,716

Total Targeted Return	$2,239
Targeted Average Cash Return	10.45%
Targeted Investor IRR	27.38%
Targeted Investor Equity Multiple	3.24

5 years is a targeted hold time and assumes there may be an opportunity to sell a 5 years which cannot be guaranteed. Project Cash Flow and Net Sales Proceeds are also projections which cannot be guaranteed.

- Short-term rentals are in demand on our property so we have a clean & convenient place for various adventurers who want to stay overnight. This demand is driven by an increasingly growing base of disc golfers, wedding parties, and the short to mid-term retreater.

- Upcoming tournaments are expected to draw nearly 4,000 people. While planned music festivals and other events are anticipated to only create more demand for overnight stays.

- We're hosting our 1st wedding November 2022 and plan to use funds from this raise to improve the venue per guidance received from wedding planners who want to book weddings at our venue. We've estimated 32 weddings at $10,000 each for Year 1 and believe this is conservative considering other venues in our area charge up to $30,000.

$1,000 INVESTMENT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Project Cash Flow	$0	$0	$99	$195	$229
Net Sale Proceeds	$0	$0	$0	$0	$2,716

Total	$0	$0	$99	$195	$2,946
Targeted Average Cash Return	0.00%	0.00%	9.87%	19.46%	22.92%

5 years is a targeted hold time and assumes there may be an opportunity to sell a 5 years which cannot be guaranteed. Project Cash Flow and Net Sales Proceeds are also projections which cannot be guaranteed.



Building Regional and National Awareness & Revenue

We partner with really amazing operators who execute well and build off our existing traction. For example:

611' World Record Throw (https://www.instagram.com/p/ChhvaLLAMby/) featured on ESPN's SportsCenter Top Ten (https://www.youtube.com/watch?v=i8etECpHw4k&t=42s) and Good Morning America (https://www.goodmorningamerica.com/living/video/hole-breaks-disc-golf-record-88732385) seen by an estimated 3.5m viewers.



We've hosted 2 national disc golf tournaments. The 3rd collegiate tournament & pro tour announced for April 2023. Disc Golf Pro Tour is the largest disc golf tour business in the world.

These activities primarily serve to increase NATIONAL awareness about North Cove which attracts a diverse audience beyond just disc golf enthusiasts. Why? Because disc golf is a highly accessible sport for all ages of any skill level from novice to professional which is one of the reasons for its growth

Even though this is not a primary revenue driver, disc golf does generate revenue through day passes, memberships, and the pro shop. We also plan to add mountain biking and pickleball if we raise our max raise which will supplement Outdoor Activities revenue.



Even though this is not a primary revenue driver, disc golf does generate revenue through day passes, memberships, and the pro shop. We also plan to add mountain biking and pickleball if we raise our max raise which we believe will supplement Outdoor Activities revenue.

We also expect that our restaurant/bar revenue grows from these added visitors (more on that below).

These amenities paired with the existing natural beauty will captivate a range of guests, from young families to outdoor enthusiasts to the craft beer crowd.

Our restaurant and bar also benefits from these increased visitors (more on that below).

Expanding wedding venue operations to provide space for up to 8 weddings per month.



North Cove provides the venue. We're in discussions with experienced wedding planners who want to find the couple as well as run the weddings.

Weddings	Year 1	Year 2	Year 3	Year 4	Year 5
# of Weddings	32.00	40.00	40.00	40.00	40.00

Factoring in the seasons when weddings are ideal on our property, we've only planned to host 32 weddings in 2023. If we achieve that, at normal booking rates of $10k for the venue, we project to generate $250k+ in net revenue March 2023 through February 2024. That's a 2.5x multiple over the equity capital we're raising if we just hit our target minimum raise.

Adding 40 glampers for adventurers - from the solo traveler, disc golfer, couples, wedding guests, entrepreneurial teams, or the family getting away together

We have a steady base of people regularly coming for disc golf and now food & drink. We've also held multi-day national tournaments and other events which have attracted hundreds of visitors over multi-day spans. Now that we're ramping up for weddings and additional events, we need space for people to stay.

We plan to start with simple in-demand glampers that fit the natural vibes of the area by early 2023.



(These are representative of the anticipated types of structures the Company will build. These are subject to change at any time.)

Then we plan to expand with higher end luxury places to stay which include bathrooms and even some within a living room and kitchen for the short-term (up to a week) / mid-term (30 days) adventurer who's looking to getaway.





(These are representative of the anticipated types of structures the Company will build. These are subject to change at any time.)

The designs above have been factored into the financial pro forma model. If you'd like to shape the future of North Cove's overnight experience, invest and then let us know your accommodation vibe here, https://forms.gle/EhYQJNPXy6rp8CQm8 (https://forms.gle/EhYQJNPXy6rp8CQm8).





(Example rendering, final design TBD)

Building a 3k+ person outdoor music venue

Last, but not least, part of the funds from this raise are intended to be put towards building a 3k+ outdoor music venue. Our team includes a 27 year music industry vet who's been a key member of planning and running logistics for major music festivals such as Coachella, Electric Forest, and Bonnaroo. He's the team member behind the scenes pulling together the acts and other logistics with an aim for those visiting North Cove Leisure Club to walk away with one of the best experiences of their lives.

Grouped together, they create diverse options for the adventurer in all of us.

We're looking to our investor and retreat community to help us literally shape the space they'd love to visit and bring people.

Investment Summary

Everyone who invests before October 31, 2022 receives a 30% ownership bonus e.g. 30 units becomes 39, 1,000 units becomes 1,300 ($100k+ investors have until November 30, 2022).

Everyone who invests between November 1, 2022 and November 30, 2022 receives a 10% ownership bonus.

Bonuses cannot be combined together.

With the objective of operating and expanding the North Cove Leisure Club, which consists of 157 acres of Appalachian land in rural McDowell County, North Carolina, the Company is seeking investment from the public. Use of funds include tiers that will involve a successful capital raise in addition to debt capital:

▶Tier 1 - $100K: Expand the Wedding Venue, Build the Music Venue, & Expand Outdoor Activities.

▶Tier 2 - $215k: Add Glamping Short Term Rentals & Accelerate the Music Venue.

▶Tier 3 - $436k: Expand the Team & Improve the Facilities e.g. Shipping Container Bar, Bathrooms.

▶Tier 4 - $325k: Add Mountain Biking and Pickle Ball.

REVENUE		PHASE 1	PHASE 2	PHASE 2	PHASE 3	PHASE 3
		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Outdoor Activities		$218,000	$425,853	$587,081	$796,082	$841,904
Weddings		$320,000	$600,000	$800,000	$800,000	$800,000
	# Per Year	32	40	40	40	40
Short Term Rentals		$850,440	$2,159,700	$3,178,820	$4,860,100	$4,860,100
	Occupancy %**	62%	62%	62%	62%	62%
	# of Rental Units**	40	80	95	116	116
	Average $ Revenue per Unit per Year**	$19,236.00	$24,690.00	$31,329.68	$40,151.72	$40,151.72
	RevPAN **	$74.50	$74.50	$109.68	$131.24	$131.24
Restaurant/Bar		$516,250	$696,938	$940,866	$1,270,169	$1,714,728
Events		$106,000	$119,000	$170,650	$226,878	$477,785
TOTAL		$2,010,690	$4,001,490	$5,677,417	$7,953,228	$8,694,517

NOTES:
* Each Year reflects the beginning of March through the end of February
* No rate increases have been factored to Short Term Rentals or Restaurant/Bar around special events such as disc golf tournaments, weddings, concerts, etc.
** Short Term Rentals Revenue also reflects projected revenue from Tent Camping, but the assumptions below that line are reflective only of the physical glampers / short term rental units (not Tent Camping).
* Occupancy average of 62% is equal to the averages for the area. We believe occupancy will be higher due to the nature of North Cove's retreat & event operations, but have not factored that increased occupancy.
* RevPAN is below market averages within a 5.5 mile radius of the property until year 3. We believe we'll be able to command at least 75% percentile rent rates due to the nature of our operations.

VARIABLE EXPENSE	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Outdoor Activities	$81,950	$131,674	$105,389	$107,585	$143,577
Weddings**	$80,000	$150,000	$200,000	$200,000	$200,000
Short Term Rentals	$92,355	$240,714	$277,638	$315,314	$315,314
Restaurant/Bar	$258,125	$348,469	$470,433	$635,084	$857,364
Events	$0	$0	$0	$0	$0
TOTAL	$512,430	$870,856	$1,053,460	$1,257,984	$1,516,255

NOTES:
** Minor venue overhead & assumes referral fee to wedding booker

FIXED EXPENSE	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Marketing	$160,855	$320,119	$454,193	$636,258	$681,561
Events	$50,000	$75,000	$120,000	$200,000	$200,000
Insurance	$21,000	$30,000	$37,500	$46,875	$58,594
Payroll	$609,398	$872,256	$953,504	$1,113,479	$1,167,857
Professional Fees	$24,000	$28,800	$34,560	$41,472	$49,766
Equipment Cost	$74,642	$85,434	$97,805	$111,987	$128,247
Property Maintenance	$23,723	$26,086	$28,685	$31,544	$34,688
Supplies	$35,404	$38,860	$43,179	$48,579	$55,329
HOA Dues	$4,600	$5,060	$5,566	$6,123	$6,735
Utilities	$25,814	$32,002	$39,736	$49,404	$61,489
TOTAL	$1,029,436	$1,513,616	$1,814,728	$2,285,720	$2,444,266

NOTES:
Variable and Fixed Expenses are based on the Company's best estimates and are highly subject to change due to the various risks associated with the Company's operations. Please read the offering materials and Form C Offering Memoradum for a list of those risks.

NET OPERATING INCOME	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Net Operating Income (NOI)	$468,823	$1,617,017	$2,809,228	$4,409,524	$4,733,996

Net Operating Income is based on the Company's projections which are subject to risk and therefore actuals may vary wildly from projections.

VALUE ESTIMATE	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5

Estimated Value (12 Cap)	$3,906,861	$13,475,144	$23,410,235	$36,746,037	$39,449,967
Estimated Value (10 Cap)	$4,688,234	$16,170,173	$28,092,282	$44,095,245	$47,339,961
Estimated Value (8 Cap)	$5,860,292	$20,212,716	$35,115,352	$55,119,056	$59,174,951

Values are based on projected Net Operating Income which is based on the Company's projections which are subject to risk and therefore actuals may vary wildly from projections.

Investor Perk

The first **50 investors who commit $10,000 or more** will have the opportunity for **them + a guest to get a private tour** of the North Cove Leisure Club with the founders.

Due Diligence



Form Check Completed! Click here to review.
(https://drive.google.com/file/d/1RNfnF9E22xZ10yLZHzI1oYSITPYZZaVn/view?usp=sharing)

What is it?

A review of disclosures, financials, and all filing information to ensure compliance and consistency with Rule 201 of Regulation CF.

Our People

Our People



Kyle Sims,
Co-Founder

North Carolina Native with a passion for Western NC. Focused on providing opportunities to our local communities for healthier and more acti..

Read More



Luke Peniston,
Co-Founder

Luke is passionate about helping others experience the great outdoors and enjoy the mountains he loves. Luke has been a small business owner..

Read More



Will McGuire ,
Head of Partnerships

Will loves adventuring globally, but his passion is connecting people to scale businesses together. He has personally invested in 90+ startu..

Read More







Bob Robertson ,
Music Venue Specialists

Bob is a 27 year music industry vet who's been a key member of planning and running logistics for major music festivals such as Coachella, E..

Read More



Matt Petrie ,
Head of Cuisine

From elevated clubhouse & bar food to elegant weddings and corporate events, Matt has compiled the experience and expertise to provide a..

Read More



Incolo,
Business Consultant

A community owned accelerator on a mission to help 1,000 founders fund & scale through the crowd by 2030. Since 2019 Incolo has helped 2..

Read More

Docs

North Cove Offering Memorandum

Download

Risks

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Risks of Outdoor and Physical Activities.
The Company intends to transform existing real estate into disc golf courses, mountain bike trails, and other outdoor venues, which will incorporate the streams, pathways, and landscape. The plan also includes building trails and walkways as part of the infrastructure of the disc golf courses and mountain bike trails. Customers are expected to walk and hike the trails and walkways to play disc golf and could also access the terrain to enjoy hiking. Physical activity in these outdoor settings includes the inherent risk of injury from accidents or other incidents that could occur while customers are on the premises. Although precautions will be in place, it is possible that customers could suffer injuries and the business could incur liability. If the business incurs significant liability from an injury or other incidents that are not covered by insurance, that could adversely affect the Company's profitability and performance.

The Company's revenue is dependent upon the growth of disc golf.
The Company plans to develop disc golf courses as the central aspect of the business. Disc golf is a fast-growing sport in the United States, but the success of the Company will be dependent on the existence of significant and growing interest by people to play disc golf. If the interest in disc golf were to stop growing or significantly decline, the profits of the Company could be significantly impacted.

The Company's future growth of its operations depends upon its ability to acquire a parcel of real estate for which it does not currently have a contract or an option.
The Company's ability to expand its operations and execute its business plan depends upon its ability to acquire an adjoining parcel of real estate. Although the Company believes it will be able to acquire this parcel at a reasonable price, there is no guarantee that the owner will sell the property to the Company or that the owner will sell the parcel at a price that the Company considers to be desirable. If the owner refuses to sell the property, the growth of the Company may be significantly impacted. If the owner attempts to sell the property to the Company at a price considerably higher than expected, our financial returns may be significantly impacted.

Risks associated with the restaurant industry.
A main source of revenue in the Company will likely come from a restaurant operating on the premises. The restaurant industry is highly competitive and can be materially adversely affected by many factors.

Refer to the offering memorandum for more risk factors and details.

Disclosures

- North Cove Holdings, LLC has filed a Form C with the SEC which can be found here (https://www.sec.gov/Archives/edgar/data/0001925202/000182198222000003/0001821982-22-000003-index.html).
- Vicinity will be compensated upon a successful raise at 6% of the total amount raised. Vicinity will also receive securities, the same offered to the public, equal to 2% of the total number of securities sold in the offering.
- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from North Cove Holdings, LLC to investors that will be withheld from the payment to investors.



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EXHIBIT D – FINANCIAL STATEMENTS

NORTH COVE HOLDINGS, LLC

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
North Cove Holdings, LLC
Marion, NC.

We have reviewed the accompanying consolidated financial statements of North Cove Holdings, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 25, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NORTH COVE HOLDINGS, LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash	$ 4,501	$ -
TOTAL CURRENT ASSETS	4,501	-
NON-CURRENT ASSETS		
Fixed Assets, Net	1,057,012	-
Accumulated Depreciation	(19,521)	-
TOTAL NON-CURRENT ASSETS	1,037,491	-
TOTAL ASSETS	$ 1,041,992	$ -
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Other Current Liabilities	31,858	-
Notes Payable-B-Current Portion	24,627	-
Notes Payable-A-Current Portion	3,778	-
Accrued Expenses	3,188	-
TOTAL CURRENT LIABILITIES	63,451	-
NON-CURRENT LIABILITIES		
Notes Payable-A-Long-Term Portion	608,659	-
Notes Payable-B-Long-Term Portion	257,693	-
Other Long-Term Liabilities	40,857	-
TOTAL LIABILITIES	970,660	-
MEMBERS' EQUITY		
Member's Contributions	196,625	125
Retained Deficit	(125,293)	(125)
TOTAL MEMBERS' EQUITY	71,332	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,041,992	$ -

NORTH COVE HOLDINGS, LLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
Operating Income		
Sales	$ 78,194	$ -
Cost of Goods Sold	20,208	-
Gross Profit	57,986	-
Operating Expense		
Payroll	87,242	-
General & Administrative	29,763	-
Depreciation and Amortization	22,482	-
Legal & Professional	4,336	-
Advertising & Marketing	2,000	-
Formation Expense	-	125
	145,823	125
Net Loss from Operations	(87,837)	(125)
Other Expense		
Interest Expense	(37,332)	-
Net Loss	$ (125,168)	$ (125)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

NORTH COVE HOLDINGS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

Cash Flows From Operating Activities		
Net Loss For The Period	$ (125,168)	$ (125)
Depreciation and Amortization	22,482	-
Change in Accrued Expenses	3,188	-
Change in Other Current Liabilities	(7,791)	-
Net Cash Flows From Operating Activities	(107,289)	(125)
Cash Flows From Investing Activities		
Acquisition of Fixed Assets	(979,467)	-
Net Cash Flows From Investing Activities	(979,467)	-
Cash Flows From Financing Activities		
Proceeds from Issuance of Notes Payable	912,437	-
Proceeds from Shareholder Contributions	196,500	125
Repayments of Notes Payable	(17,680)	-
Net Cash Flows From Investing Activities	1,091,257	125
Cash at Beginning of Period	-	-
Net Increase In Cash	4,501	-
Cash at End of Period	$ 4,501	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

NORTH COVE HOLDINGS, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Members' Contributions	Retained Earnings	Total Members' Equity
Balance at October 8, 2020 (Inception)	$ -	$ -	$ -
Issuance of Contributions	125		125
Net Loss		(125)	(125)
Balance at December 31, 2021	$ 125	$ (125)	$ -
Issuance of Contributions	196,500		196,500
Net Loss		(125,168)	(125,168)
Balance at December 31, 2021	$ 196,625	$ (125,293)	$ 71,332

NORTH COVE HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2021 & 2020

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

North Cove Holdings, LLC. ("the Company") is a limited liability company organized in the state of North Carolina. The Company is a multi-recreational tourism facility including disc gold, hiking, bar restaurant, and wedding venue.

North Cove Holdings is the parent company of North Cove Entertainment and North Cove Properties. The real estate is held under North Cove Properties and the day-to-day operations are housed under North Cove Entertainment. The financial statements have been consolidated to show the operations of both the Company and the subsidiary entities.

NOTE B- GOING CONCERN MATTERS

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2021 of $125,168 and 2020 of $125.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 31, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries located in Marion, North Carolina. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The fixed assets recorded on the books is comprised of furniture and fixtures, leasehold improvements, machinery & equipment, buildings and land.

Inventory

The Company values inventory at the lower of cost or market value.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of North Carolina.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Other Liabilities

The Company entered into a three-year service arrangement with a disc golf construction company in February 2021. Under this agreement, the construction company will build two courses during phase one of the project. The Company gave a $50,000 upfront project payment before any work began. The Company recognized the arrangement at a retail value of $90,870. The agreement has a repayment schedule set up starting as of May 1, 2021 and ending on April 30, 2024.

Notes Payable - A

In 2021, the company issued promissory notes in exchange for cash for the purpose of funding continuing operations ("the Notes Payable-A"). The notes accrue interest at the rate of 7% per annum and are payable as of March 2031.

Notes Payable-B

In 2021, the company issued a promissory note in exchange for cash for the purpose of funding continuing operations ("the Notes Payable-B"). The note accrues interest at the rate of 5% per annum and is payable as of April 2026.

NOTE E- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 31, 2022, the date that the financial statements were available to be issued.

NORTH COVE CROWDFUNDING SPV, LLC

Unaudited Financial Statements For The Period of April 7, 2022 (Inception) to April 27, 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
North Cove Crowdfunding SPV, LLC
Marion, NC.

We have reviewed the accompanying financial statements of North Cove Crowdfunding SPV, LLC (a limited liability company), which comprise the balance sheet as of April 27, 2022, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 27, 2020

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

NORTH COVE CROWDFUNDING SPV, LLC
BALANCE SHEET
APRIL 27, 2022
_____

ASSETS

CURRENT ASSETS

TOTAL CURRENT ASSETS	-

NON-CURRENT ASSETS

TOTAL NON-CURRENT ASSETS	-
TOTAL ASSETS	$ -

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

TOTAL CURRENT LIABILITIES	-

NON-CURRENT LIABILITIES

TOTAL LIABILITIES	-

MEMBERS' EQUITY

Contributed Capital	125
Retained Deficit	(125)
TOTAL MEMBERS' EQUITY	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.   1

NORTH COVE CROWDFUNDING SPV, LLC
INCOME STATEMENT
FOR THE PERIOD OF APRIL 7, 2022 (INCEPTION) THROUGH APRIL 27, 2022
_____

Operating Expense

Formation Expense	125
	125
Net Loss from Operations	(125)
Net Loss	$ (125)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NORTH COVE CROWDFUNDING SPV, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF APRIL 7, 2022 (INCEPTION) THROUGH APRIL 27, 2022
_____

Cash Flows From Operating Activities		
Net Loss For The Period	$	(125)
Net Cash Flows From Operating Activities		(125)
Cash Flows From Financing Activities		
Increase in Contributed Capital		125
Net Cash Flows From Financing Activities		125
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NORTH COVE CROWDFUNDING SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD OF APRIL 7, 2022 (INCEPTION) THROUGH APRIL 27, 2022

_____

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at April 7, 2022	$ -	$ -	$ -
Increase in Contributions	125		125
Net Loss		(125)	(125)
Balance at April 27, 2022	$ 125	$ (125)	$ -

NORTH COVE CROWDFUNDING SPV, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
APRIL 22, 2022

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

North Cove Crowdfunding SPV, LLC. ("the Company") is a limited liability company organized in the state of North Carolina. The Company provides a limited number of select investors with the opportunity to realize long-term appreciation as a result of investments in equity securities of North Cove Holdings, LLC, via a regulation crowdfunding offering.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of North Carolina.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first

NORTH COVE CROWDFUNDING SPV, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 27, 2022, the date that the financial statements were available to be issued.

EXHIBIT E – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

North Cove Holdings, LLC

Re: Purchase of Units in North Cove Crowdfunding SPV, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "*Subscriber*") understands that North Cove Crowdfunding SPV, LLC, a North Carolina limited liability company (the "*Company*") headquartered in Marion, North Carolina, is offering 107,000 Units (the "*Units*" and each a "*Unit*"). The Company was formed as a crowdfunding special purpose vehicle by North Cove Holdings, LLC, a North Carolina limited liability company ("*North Cove*"), to facilitate its Regulation CF Offering. All of the proceeds received by the Company in this offering will be contributed to North Cove in exchange for Class C Units in North Cove. The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, jointly filed by the Company and North Cove with the U.S. Securities and Exchange Commission ("*SEC*") and the offering memorandum, which is included therein (the "*Form C*"). The Company is offering the Units to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "*Portal*").

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the Company's Operating Agreement (the "Company's Operating Agreement"), North Cove's Operating Agreement ("North Cove's Operating Agreement" and together with the Company's Operating Agreement, the "Operating Agreements"), and the Form C.

This Subscription Agreement includes the following

- Annex A – Federal Income Tax Backup Withholding Form

Based on these premises, the Subscriber hereby confirms its agreement with the Company as follows:

1

1. On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the Company and, upon acceptance by the Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $10.

2. Upon acceptance of this Subscription Agreement by the Company, the Subscriber shall purchase the Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement.

3. The Subscriber represents, warrants, and agrees as follows:

(a) The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Company.

(b) The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c) The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the Company and North Cove concerning the investment in the Units. The Subscriber understands and agrees that the Company and North Cove are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Units issued by the Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the Company and North Cove will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the Company or North Cove that the Company or North Cove possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax or financial advisors) with respect to the Company, North Cove, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d) The Subscriber understands that the Units in the Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e) The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the Company, an exemption therefrom is available.

(f)   The Subscriber has had an opportunity to review the Operating Agreements with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the Company the Subscriber will be bound by the terms and conditions of the Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the Units are described in the Company's Operating Agreement and the Units are subject to restrictions as contained in the Operating Agreement.

(g)   The Subscriber confirms that it is not relying and will not rely on any communication of the Company, North Cove, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Company, North Cove, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, North Cove, the Portal nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that neither the Company, North Cove, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(h)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the Company and North Cove. The Subscriber understands that the Company will be using all of the proceeds of this offering to invest in Class C Units in North Cove. The Subscriber understands that North Cove's business plan is subject to change depending on a variety of circumstances, and North Cove may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that North Cove sells additional units or membership interests, the Company's interest in North Cove would then be diluted on a pro rata basis with other members of North Cove, and, consequentially, the Subscriber's indirect ownership percent in North Cove would be subsequently reduced. There can be no assurance that North Cove will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to North Cove.

(i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Company, resulting in a partial or total loss of the Subscriber's investment in the Company. The Subscriber confirms that no representations or warranties about Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Company.

(j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Units. Upon acceptance of this Subscription Agreement by the Company, this Subscription Agreement and the Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Company has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding or the Company's Operating Agreement.

4.   The Subscriber acknowledges that the Company and North Cove and their Managers, Members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Company, North Cove, and each of their Managers, Members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Units.

6.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

7.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the Company, in writing, of a different address to which such correspondence and notices are to be sent.

9.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Units in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the Company and returned to the Subscriber.

[Signature page follows]

4

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
NORTH COVE CROWDFUNDING SPV, LLC

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Units as of this _____

_____

Name of Subscriber (Print or Type)

_____

Signature

Number of Class C Units:

_____

Aggregate Purchase Price:

$ _____

Address:

_____

_____

_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this _____

North Cove Crowdfunding SPV, LLC

By: North Cove Holdings, LLC, its Manager

_____

By: Luke Peniston, Manager

_____

By: Kyle Sims, Manager

5

Annex A

FEDERAL INCOME TAX BACKUP WITHHOLDING FORM

In order to prevent the application of federal income tax backup withholding, each subscriber must provide us with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50.00 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me); and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

SUBSCRIBER (If an individual):

_____

Signature of Individual Subscriber

_____

Print name of Subscriber

SSN: _____

PLEASE SIGN AND RETURN THIS PAGE

EXHIBIT F –

COUNTERPART EXECUTION PAGE TO THE SPV COMPANY'S OPERATING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Operating agreement of North Cove Crowdfunding SPV, LLC as of the date first written above.

MEMBERS:

By: _____
(Signature)

Name: _____

Address:_____

Email: _____

Investment Amount (Capital Contribution): $